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Follow-Up... Materials

06013525

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Galaxy Entertainment Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FILE NO. 82- 3850 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 5/18/06

ARIS 12-31-05

銀河 GALAXY

# 銀河娛樂集團有限公司
# Galaxy Entertainment Group Limited



Annual Report
2005
(Stock Code : 27)

# THE COMPANY

Since our listing in 1991, Galaxy Entertainment Group Limited (Hong Kong listed stock code 0027) has built a solid business foundation in Hong Kong and mainland China. Through business acquisitions, we have been constantly expanding our investment portfolios on an enterprising yet prudent strategy aiming to provide shareholders with the best return on their investment.

Following our acquisition of the gaming and entertainment business in Macau in July 2005, our primary business objective is to be a leading operator of gaming and entertainment facilities in Macau. Our major subsidiary, Galaxy Casino, S.A. has a gaming concession from the Macau Government and is one of only three companies licensed by the Macau Government to operate casinos in Macau.

We also maintain our leading position as a major supplier of quality construction materials in Hong Kong and mainland China and driven by the strong economic growth of Macau, we have been expanding into the area to capitalize on our expertise.

# CONTENTS


2005

## March

- 2004 Annual Results Announcement
- The Group signed the Agreement for acquisition of Galaxy Casino, S.A. at the price of HK$18.4 billion

## April

- 2005 Annual General Meeting
- The Company placed 146 million new shares raising HK$1,136.8 million

## October

- The Company changed its name to Galaxy Entertainment Group Limited
- Commencement of the foundation work of Cotai Mega Resort

## November

- The Group celebrated its 50th Anniversary




K. WAH GROUP





## July

- The Group completed the acquisition of Galaxy Casino, S.A. and became the first Hong Kong listed company which holds a gaming concession in Macau
- Macau Galaxy Resort 2005 FIVB World Grand Prix

## September

- 2005 Interim Results Announcement

## December

- The Group issued US$350 million fixed rate notes and US$250 million floating rate notes raising US$600 million
- Macau Galaxy International Marathon, Half Marathon and Mini Marathon



## December

- Joint Recruitment Campaign of Rio Casino and Grand Waldo Casino
- Topping out of StarWorld Hotel



# CORPORATE INFORMATION

## CHAIRMAN

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc*

## DEPUTY CHAIRMAN

Francis Lui Yiu Tung

## EXECUTIVE DIRECTORS

Chan Kai Nang
Joseph Chee Ying Keung
William Lo Chi Chung
Paddy Tang Lui Wai Yu, *JP*

## NON-EXECUTIVE DIRECTORS

Dr. Charles Cheung Wai Bun, *JP**
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**

* *Independent Non-executive Directors*

## AUDIT COMMITTEE

Dr. Charles Cheung Wai Bun, *JP*
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell

## REMUNERATION COMMITTEE

Francis Lui Yiu Tung
Dr. Charles Cheung Wai Bun, *JP*
Dr. William Yip Shue Lam, *LLD*

## COMPANY SECRETARY

Kitty Chan Lai Kit

## QUALIFIED ACCOUNTANT

Cheung Wing Hong

## AUDITORS

PricewaterhouseCoopers

## PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

## SOLICITORS

Richards Butler
Slaughter and May
Simmons & Simmons
Sa Carneiro & Pinheiro Torres
King & Wood
Guantao Law Firm

## REGISTERED OFFICE

Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

## SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

## AMERICAN DEPOSITARY RECEIPTS ("ADR") DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

## WEBSITE ADDRESS

http://www.galaxyentertainment.com

## SHARE LISTING

The Stock Exchange of Hong Kong Limited ("SEHK")

## STOCK CODE

| | | |
|---|---|---|
| SEHK | : | 27 |
| Bloomberg | : | 27 HK |
| Reuters | : | 0027.HK |
| ADR | : | GXYEY |

NOTICE IS HEREBY GIVEN that the 2006 annual general meeting of shareholders of Galaxy Entertainment Group Limited will be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 29th June 2006 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2005;

2. To elect directors and fix the directors' remuneration;

3. To re-appoint auditors and authorise the directors to fix their remuneration;

4. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

4.1 "THAT

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

4.2 "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing the Resolution set out as resolution 4.1 in the notice of the meeting of which this Resolution forms a part),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

4.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 4.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

4.4 "THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the shares of the Company ("Shares") which may be issued under the share option scheme adopted by the Company on 30th May 2002 ("Share Option Scheme"), the existing scheme mandate limit in respect of the granting of options to subscribe for Shares be refreshed and renewed provided that the total number of Shares which may be allotted and issued pursuant to the grant or exercise of the options under the Share Option Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Share Option Scheme) shall not exceed 10% of the Shares in issue as at the date of passing this resolution ("Refreshed Limit") and that the directors of the Company be and are hereby authorised, subject to compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, to grant options under the Share Option Scheme up to the Refreshed Limit and to exercise all the powers of the Company to allot, issue and deal with the Shares pursuant to the exercise of such options."

By Order of the Board
Kitty Chan Lai Kit
*Company Secretary*

Hong Kong, 28th April 2006

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.
2. A form of proxy for use in connection with the meeting is enclosed. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.
3. *Concerning agenda item 2 above,* Mr. Joseph Chee Ying Keung, Ms. Paddy Tang Lui Wai Yu *and* Mr. Moses Cheng Mo Chi will retire by rotation at the meeting and, being eligible, offer themselves for re-election. Details of the above directors are set out in the circular enclosed with this Annual Report.
4. Concerning agenda item 4.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in the circular enclosed with this Annual Report.
5. Concerning agenda item 4.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.
6. Concerning agenda item 4.4 above, approval is being sought from members for a refreshment of the scheme mandate limit under the share option scheme adopted by the members on 30th May 2002. Information in respect of the refreshment which is required to be disclosed to the members under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the circular enclosed with this Annual Report.

# GROWTH STRATEGY







As part of Galaxy's growth strategy, Galaxy plans to open additional casinos that will cater to both VIP and mass market plays.




華都酒店
WALDO HOTEL


Rio
CASINO
Rio Casino





**The Group sees its staff as its most valuable assets, as none of the Group's achievements would have been possible without the talents and contributions of each individual colleague.**

*Chairman*
Dr. Lui Che Woo
GBS, MBE, JP, LLD, DSSc

Dear shareholders,

The Year 2005 marked an exciting year for the Group in terms of its groundbreaking development — the acquisition of the Macau-based Galaxy Casino, S.A. ("Galaxy"), a company holding one of only three gaming concessions issued by the Government of the Macau Special Administrative Region which permits operation of gaming business in the city — the only legal gaming venue in China. This strategic move, being unprecedented among Hong Kong-listed companies, has provided the Group with a direct participation in the fast-growing Macau entertainment and leisure market, and more importantly the potential to substantially enhance shareholder value through its over HK$20 billion market capitalization. Galaxy's success in listing is largely due to its professional management team, competitive business model and positive development outlook.

As a reflection of the importance of the newly acquired business to the Group and our dedication to becoming a leading integrated leisure and entertainment operator in Macau, the Company name, K. Wah Construction Materials Limited, was subsequently changed to "Galaxy Entertainment Group Limited".

## ENTERTAINMENT AND LEISURE DIVISION

### A Beneficiary of China's Growing Interest in Leisure

Located strategically in the Pearl River Delta, Macau is a beneficiary of the continuously strong economic growth within Mainland China, which has led to a significant increase in disposable income for the Chinese people. The increasing demand by people in Mainland China for entertainment and leisure facilities, coupled with the Chinese Government's relaxation of outbound travel policies, has led to a huge increase in the number of tourists from Mainland China visiting Macau. With China's economy continuing to expand and soar to new heights, the future growth of Macau is also assured.

To take advantage of these exciting changes, Galaxy now has two casinos in Macau, namely the Waldo Casino and the Rio Casino, in operation as at the date of this report. The Grand Waldo Casino will open in late April this year and in August the first Galaxy flagship hotel and casino, StarWorld Hotel ("StarWorld"), will open. By then, Galaxy's number of gaming tables will increase by four times to 600, expanding its market share of tables in Macau to 25%. The state-of-the-art complex of StarWorld will be a landmark building in the territory and being situated in the new gaming and entertainment hub of Macau, StarWorld will benefit significantly from its prime location.

**Successful US Dollar Bond Issue**

In December 2005, the Group's US$600 million Bond Issue achieved considerable over-subscription from top-tier high-yield investors throughout the world, signifying investor recognition of Galaxy's business model as well as investor confidence in Galaxy's future. The bond offering is the first undertaken by a Macau gaming enterprise and in terms of size, it is the largest bond issue by a "pure" gaming enterprise in Asia excluding Japan. The bonds have been rated B+ by Standard & Poor's and B1 by Moody's, reflecting wide recognition in the international market as a competitive mainstream gaming industry player in Macau.

**Valuable Land Bank**

The Group has entered into what is possibly one of the fastest growing industry sectors in the world today. More excitingly, a significant land bank has been set aside by the Macau Government for Galaxy in the Cotai area of Macau. This land totaling 4.7 million square feet will provide the Group with a valuable asset enabling Galaxy to build new and better products as they are demanded by the market.

**A Pool of Talent**

The philosophy of the Group in relation to its new gaming and entertainment business is to build an exciting world class product focusing on the Asian market. Currently, 95% of visitors to Macau are Chinese speakers. A business plan has been carefully formulated, coupled with the Group's profound understanding of Asian culture and an adoption of versatile approach, thus enables the Group to develop a two-pronged strategy targeting both high-end and mass markets.

In order to deliver on its business plan, the Group has assembled a team of high-calibre management professionals and operation staff composed of experts in entertainment, hospitality and construction industries. Through its effective policies in attracting, developing and retaining talent, we are confident that Galaxy is well equipped with all expertise necessary for its long-term development. On the technological front, Galaxy has installed a world class gaming and hospitality management information system to meet the demands of the Company's fast expansion.

**Statutory Compliance up to International Standards**

Management fully recognizes that compliance with statutory and regulatory requirements is of prime importance in our operations. While focusing on the implementation of Galaxy business plan, we will also ensure an international level of corporate governance that will meet the stringent requirements of Macau laws. Our corporate governance is constantly reviewed and its compliance monitored. This is very much in line with Galaxy's transparent management philosophy.

## CONSTRUCTION MATERIALS DIVISION

**Strategic Move to Enhance Competitiveness**

The year 2005 saw a continued consolidation in the Hong Kong and Mainland China construction materials markets. Despite the sluggish demand for construction materials as a result of a contracted construction market, the Group had successfully sustained its continuing growth in market share by acquiring one of the major operators in the local market in early 2005. The expanded business volume in turn helped keeping the unit cost of production down and hence strengthening our competitive position. The Division also expanded into Macau during the year to supply high quality construction materials to the rapidly growing construction sector there. There is no doubt that the Division will continue to enjoy an edge in terms of branding, quality control and after-sale services.

### Synergies Created with Leading Enterprises

Although the decline of revenue in the ready-mixed concrete sector has continued, the decline has been offset by the new revenue streams generated from the new projects we invested in over the past few years, especially in slag products. Through an unrivalled connection with the steel industry in Mainland China, the Company has now established four joint ventures with some of the leading steel manufacturers for the production of slag product, namely Beijing Shougang Group, Yunnan Kunming Steel Group, Anhui Magang Group and Guangdong Shaogang Group. These slag plants became fully operational during the year and began to generate an income contribution to the Group. Another new initiative the Group has undertaken is the production of cement in the Southwestern Region by co-operating with Yunnan Kunming Steel Group, through which we could capitalize on their strong government relationship and the unique captive market characteristic.

With the world economic focus on Mainland China and its continued annual GDP growth in 7–10% range, a recovery in construction and infrastructure spending is on its way which will benefit the growth of the Group's Construction Materials business in the forthcoming year.

## A VOTE OF THANKS

Finally, I would like to extend my heartfelt appreciation to all my fellow directors and staff for their professionalism, loyalty and dedication to the Group over the past year, and I also take this opportunity to welcome all our new employees who have joined us on our acquisition of Galaxy. I look forward to working with all of them in 2006 as, collectively, we build the Group and the name "Galaxy" into first a regional, and later a world class leader in the entertainment and leisure industry.

**Dr. Lui Che Woo**, *GBS, MBE, JP, LLD, DSSc*
*Chairman*

11th April 2006

The Company is committed to high standards of corporate governance. There is in place a well-balanced corporate governance system which sets the framework for the Board of Directors of the Company ("Board") to manage the Company efficiently and to attain the established corporate objectives of providing shareholders with the best return on their investment and of caring the community as a good corporate citizen, with a high level of transparency and accountability to shareholders. The Board has applied the principles in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

## THE BOARD

The Company is headed by the Board comprising 10 Directors, which is responsible to lead and control the Company and its subsidiaries ("Group") and direct and supervise the Group's affairs. The Board sets strategies for the Company and monitors the performance of the management. The names and biographical details of the Directors (by category) and their relationships are set out in the Corporate Information on page 4 and Further Corporate Information on pages 41 and 42.

### Chairman, Deputy Chairman and Managing Director

The roles of the Chairman of the Board, the Deputy Chairman of the Board and the Managing Director are segregated and are not exercised by the same individual.

The Chairman provides leadership for the Board and manages the Board ensuring that it works effectively and discharges its responsibilities, and that all key issues are discussed and addressed to in a timely manner. The Deputy Chairman supports and assists the Chairman in performing the above works and, together with the Managing Director, lead and oversee the day-to-day management of the Group's business, and implement the Company's set strategies.

### Board Composition

The Board has a balanced composition of six executive and four non-executive Directors (including three independent non-executive Directors). The skill-sets of the Board are determined and regularly reviewed on the basis that members of the Board as a whole possess all-rounded business and professional skills essential to manage a successful sizeable enterprise and to support continuous growth. In addition to our executive Directors' substantial experience in the Company's business, our Directors have a mix of corporate management and strategic planning, finance, legal and corporate governance experience and qualifications. In fulfilling their roles and duties, our Directors provide balanced and independent views to the Board, exercise independent judgement and play check and balance roles on the Board's decisions, particularly on matters that may involve conflict of interest.

Apart from the relationships among Directors disclosed in the Directors' biographical details, Mr. Moses Cheng Mo Chi is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, which provides legal services on normal commercial terms to certain companies controlled by the Chairman.

### Non-executive Directors

The majority of the non-executive Directors of the Company are independent non-executive Directors.

All independent non-executive Directors of the Company have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received from each of them an annual written confirmation of his independence and considers each of them to be independent. The Company has complied with Rules 3.10(1) and (2) of the Listing Rules relating to appointment of at least three independent non-executive Directors and an independent non-executive Director with appropriate professional qualifications, or accounting or related financial management expertise.

Non-executive Directors are appointed for a specific term. Dr. Charles Cheung Wai Bun and Mr. Moses Cheng Mo Chi were appointed for a specific term of three years, subject to retirement by rotation and re-election pursuant to the Company's Articles of Association. Mr. James Ross Ancell and Dr. William Yip Shue Lam were appointed for a fixed term of three years pursuant to their service contracts, which may be extended by another three-year term.

### Appointment and Re-election of Directors

There is a formal, considered and transparent procedure for the appointment of new Directors to the Board. Candidates to be selected and recommended are those who are experienced and competence and able to fulfill the fiduciary duties and duties of skill, care and diligence to a standard required of for listed companies' directors. A proposal for the appointment of a new Director together with detailed information on his/her educational and professional qualifications and the relevant working experience is submitted to the Board for decision in the appointment process. All new Directors will be subject to re-election by shareholders at the first general meeting after their appointment.

During the year, the Company has not appointed or removed any director.

### Responsibilities of Directors

The Company believes that to enable our Directors to provide their maximum contributions, it is essential to keep them updated on their duties and responsibilities as well as the conduct, business activities and development of the Group. To this end, the Company has a set of comprehensive induction materials for new Directors and has from time to time organised corporate seminars and arranged for site visits to certain important operations of the Group for Directors. Timely updates on changes in laws and compliance issues relevant to the Group and appropriate information on the Group's business and activities are provided to our Directors. Reports on the Company's performance and comparison with budget together with the necessary commentary and explanation on any deviation from budget are provided to our Directors at Board Meetings held on a quarterly basis.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that our Directors have complied with the required standard set out in the Model Code and the Company's own code.

The Board has also established written guidelines to be observed by relevant employees in respect of their dealings in the securities of the Company.

## BOARD COMMITTEES

The Board has proper delegation of its powers and has established three Board Committees, with specific written terms of reference which deal clearly with their authority and duties, to oversee particular aspects of the Group's affairs. Sufficient resources, including the advice of external Auditors and independent professional advisers, are provided to the Board Committees to enable them to discharge their duties.

### Executive Board

The Board has delegated the power, authorities and discretions for the management of the Group's operations and activities to a formally established Executive Board constituted by all executive Directors of the Company. The Executive Board reports to the Board and causes its resolutions circulated to the Board on a quarterly basis. Certain matters are specifically reserved for approval by the Board, including annual budgets and accounts, dividends and distribution to shareholders, increase of share capital and allotment of new shares, derivative tradings, connected transactions subject to disclosure and/or shareholders approval requirements, and acquisitions, disposals, investments, financing and charging of assets above predetermined thresholds.

In respect of the decision making process, the management submits written proposals with detailed analysis (both financial and commercial) and recommendations to the Executive Board for consideration and approval. Where the subject matter exceeds the authority of the Executive Board or relates to any matters specifically reserved to the Board as aforesaid, it would be submitted to the Board for approval.

The Executive Board sub-delegates the day-to-day management, administration and operations functions to the executive committees of the gaming and entertainment division and the construction materials division and where appropriate, special task forces charged with specific responsibilities to oversee particular business activities or corporate transactions.

### Audit Committee

The Audit Committee of the Company has been in place since 1999. It comprises two independent non-executive Directors, Dr. Charles Cheung Wai Bun as the Chairman and Mr. James Ross Ancell, and a non-executive Director, Mr. Moses Cheng Mo Chi.

The Audit Committee is accountable to the Board and its primary role is to assist the Board to monitor the Company's financial reporting process, to consider the nature and scope of audit reviews, to ensure that effective internal control and risk management systems are in place and to review the Group's interim and annual financial statements. The Audit Committee has access to and maintains an independent communication with the external Auditors and the management to ensure effective information exchange on all relevant financial and accounting matters. The written terms of reference of the Audit Committee were revised on 14th September 2005 to conform to the code provision requirements of the Code.

The Audit Committee meets at least twice a year, with the attendance of the Financial Controller and Qualified Accountant, the Company Secretary and the external Auditors. The Audit Committee submits its written report to the Board after each Audit Committee Meeting, drawing the Board's attention to important issues that the Board should be aware of, identifying any matters in respect of which it considers that action or improvement is needed and making appropriate recommendations.

In discharging its duties, the principal work performed by the Audit Committee during the year included the following:

(i) Review of interim and annual financial statements of the Group, with a recommendation to the Board for approval, examination of significant matters relating to the external Auditors' interim review and annual audit, and review of the accounting policies and practices adopted by the Group;

(ii) Review of new and/or revised accounting standards and practices applicable to the Group and their impacts to the Group;

(iii) Review of internal control and risk management systems and assessment of their effectiveness to ensure that appropriate measures are in place to safeguard all significant assets and operations of the Group as well as to support continuous growth;

(iv) Review of overall accounts receivables position of the Group and the effectiveness of credit control, and reinforcing education to the management and the operation units the importance of adherence to the established credit control measures;

(v) Review of audit strategy, approach and methodologies and assessment of key audit risks with the external Auditors in the audit planning stage; and

(vi) Report of the findings and making recommendations to the Board for improvement or implementation in respect of the above matters.

**Remuneration Committee**

The Remuneration Committee of the Company was established on 27th January 2006. It comprises three members, Mr. Francis Lui Yiu Tung as the Chairman and two independent non-executive Directors, Dr. Charles Cheung Wai Bun and Dr. William Yip Shue Lam.

The Remuneration Committee is accountable to the Board and its primary role is to conduct annual review of the policy and structure for all remuneration of Directors and senior management and to make recommendations to the Board on such policy and structure and on the establishment of a formal and transparent procedure for developing remuneration policy. The Remuneration Committee also has the delegated responsibility to determine the remuneration packages of all executive Directors and senior management proposed by the human resources management and make recommendations to the Board of the remuneration of non-executive Directors. The Remuneration Committee assists the Board to regularly review and formulate fair and competitive remuneration packages which attract, retain and motivate Directors and senior management of the quality required to run the Company successfully.

The Remuneration Committee meets at least once a year, with the attendance of representatives from the human resources department and the Company Secretary. The Remuneration Committee submits its written report to the Board after each Remuneration Committee Meeting, making recommendations of the Director's fees (including Audit Committee and Remuneration Committee members' fees) and other remuneration related matters.

As the Remuneration Committee was established after year end, the principal work performed by the Board in respect of remuneration related matters during the year included the following:

(i) Discussion on proposed Directors' fees (including Audit Committee members' fees) after taking into account the Directors' fees for previous years, the Company's performance and level of activities in the current year, and other listed companies' payments, and submitting to shareholders for approval at the annual general meeting; and

(ii) Discussion on proposed grant of share options to Directors and eligible employees after taking into account the remuneration policy and structure, the contribution of and work performed by Directors and eligible employees, the valuation on the share options to be granted and the effect on the Company's profit and loss statement, and making recommendation to the independent non-executive Directors for approval in respect of the grant to Directors.

The Directors' remuneration for the year ended 31st December 2005 is set out in note 9(a) to the financial statements.

## BOARD AND BOARD COMMITTEE MEETINGS

The Board schedules regular Board Meetings in advance, at least four times a year at approximately quarterly intervals to give Directors the opportunity to participate actively. Directors are consulted for including matters in the agenda for regular Board Meetings. Special Board Meetings are convened as and when needed. Together with the Audit Committee and Remuneration Committee Meetings as aforesaid, it provides an effective framework for the Board and Board Committees to perform their works and discharge their duties. Minutes of Board and Board Committee Meetings are kept by the Company Secretary.

Details of individual Directors' attendance at the Board and Board Committee Meetings held in the year are set out in the following table:

| Number of Meetings | Board Meetings (4) | Audit Committee Meetings (2) | Board Meetings* to discuss remuneration related matters (2) |
|---|---|---|---|
| *Executive Directors* | | | |
| Dr. Lui Che Woo | 2/4 | | 1/2 |
| Mr. Francis Lui Yiu Tung | 4/4 | | 2/2 |
| Mr. Chen Kai Nang | 3/4 | | 1/2 |
| Mr. Joseph Chee Ying Keung | 4/4 | | 2/2 |
| Mr. William Lo Chi Chung | 4/4 | | 2/2 |
| Ms. Paddy Tang Lui Wai Yu | 4/4 | | 2/2 |
| *Non-executive Director* | | | |
| Mr. Moses Cheng Mo Chi | 2/4 | 1/2 | 1/2 |
| *Independent non-executive Directors* | | | |
| Dr. Charles Cheung Wai Bun | 4/4 | 2/2 | 2/2 |
| Mr. James Ross Ancell | 3/4 | 2/2 | 2/2 |
| Dr. William Yip Shue Lam | 4/4 | | 2/2 |

* No Remuneration Committee Meeting was held during the year as it was established after year end. During the year, two Board Meetings were held to discuss remuneration related matters.

## FINANCIAL REPORTING

The Board is accountable to the shareholders and is committed to presenting comprehensive and timely information to the shareholders on assessment of the Company's performance, financial position and prospects.

### Directors' Responsibility

The Directors acknowledge their responsibilities for preparing the financial statements of the Company, which give a true and fair view and comply with all applicable regulatory requirements and accounting standards. In preparing the financial statements for the year ended 31st December 2005, the Directors have selected appropriate accounting policies and applied them consistently, and made judgements and estimates that are prudent and reasonable. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern as at 31st December 2005. Accordingly, the Directors have prepared the financial statements on a going concern basis.

The Company has appointed a Qualified Accountant pursuant to Rule 3.24 of the Listing Rules with the designated responsibility to oversee the financial reporting procedures and internal controls and compliance with the requirements under the Listing Rules with regard to financial reporting and other accounting-related issues.

### Auditors' Responsibility

The external Auditors of the Company are PricewaterhouseCoopers, Certified Public Accountants. A statement by the Auditors about their reporting responsibilities is included in the Report of the Auditors on the Company's financial statements on page 53.

In arriving at their opinion, the external Auditors conduct full scope audit without any restrictions and have access to individual Directors (including Audit Committee members) and management of the Company.

The external Auditors are available at the annual general meeting of the Company to answer questions which shareholders may have.

### Auditors' Remuneration

Fees for auditing services and non-auditing services provided by the external Auditors for the year ended 31st December 2005 are included in note 8 to the financial statements.

Fees for non-auditing services include HK$3,800,000 for the services provided in respect of the acquisition of Galaxy Casino, S.A. ("Galaxy") and HK$3,470,000 for the notes issue guaranteed by Galaxy.

## COMMUNICATION WITH SHAREHOLDERS

The Company recognizes the importance of maintaining an on-going communication with shareholders to enable them to form their own judgement and to provide constructive feedback.

The Company holds press conferences, analysts briefings and investor meetings after the announcement of its annual and interim results. The Company's website www.galaxyentertainment.com contains an investor relations section which offers timely access to our press releases and other business information. Our Directors are available at the Company's annual and extraordinary general meetings to answer questions and provide information which shareholders may enquire.

The Company has complied with the requirements of the Listing Rules and the Articles of Association in respect of voting by poll and related matters.

## COMPLIANCE WITH THE CODE

Throughout the year under review, the Company has complied with the code provisions (other than code provision C.2 on internal controls which would be implemented for accounting periods commencing on or after 1st July 2005) in the Code, except code provisions A.4.2, B.1.1 and E.1.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation every three years as a matter of actual practice and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company. The Remuneration Committee of the Company with appropriate composition and terms of reference was established on 27th January 2006. The Chairman did not attend the annual general meeting of the Company held on 28th April 2005 as he had other engagement.

# GAMING AND ENTERTAINMENT



From a short leisure trip for the weekend, to a longer vacation with the entire family, Galaxy has the perfect destination for every visitor looking for fun and excitement in Macau.





## ACQUISITION OF GAMING AND ENTERTAINMENT BUSINESS

On 22nd July 2005, the acquisition ("Acquisition") of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy by Canton Treasure Group Ltd., a wholly owned subsidiary of the Company, pursuant to an acquisition agreement dated 14th March 2005 as amended by two supplemental agreements dated 1st April 2005 and 31st May 2005, was completed. As the Acquisition was completed in July 2005, the results of Galaxy and its subsidiaries for the period from the date of acquisition to 31st December 2005 were included in the annual results of the Group for the year ended 31st December 2005.

The purchase price was HK$18,405,198,023, which was satisfied (i) as to about 80% by the allotment and issue of 1,840,519,798 new shares of the Company to the vendors credited as fully paid at HK$8 each and (ii) as to about 20% by the issue to the vendors of HK$2,544,239,603 principal amount of unsecured fixed rate notes and the payment in cash to the vendors of HK$1,136,800,000. Such cash payment was funded by the cash proceeds of approximately HK$1,136,800,000 raised from a top-up placement announced on 21st April 2005 in which 146,000,000 new shares of the Company were placed to independent investors at HK$8 per share.

The Acquisition constituted a connected transaction and a very substantial acquisition for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and was duly approved by the independent shareholders of the Company at the extraordinary general meeting duly convened and held on 19th July 2005.

Further details of the Acquisition were included in the circular of the Company dated 30th June 2005 issued to the shareholders.

Galaxy holds one of the only three gaming concessions awarded by the Macau government to operate casinos in Macau. With Galaxy already operating the Waldo Casino and the development of its StarWorld Hotel, Cotai Mega Resort, and other new city club casinos all underway, Galaxy is well positioned to take advantage of the fast growing Macau gaming and tourism market. The Company, which is interested in 97.9% of the economic interest in Galaxy, is expected to benefit from Macau's growing tourism, hospitality and gaming industry.



## REVIEW OF OPERATION

Turnover and profit attributable to shareholders for the year ended 31st December 2005 was HK$1,292 million and HK$2,395 million as compared to HK$1,299 million and HK$56 million respectively for the year ended 31st December 2004. The Group's turnover was slightly lower than that of last year but the profit attributable to shareholders increased significantly from last year. The profit attributable to shareholders for the year ended 31st December 2005 included an excess of fair value of net assets acquired over cost of acquisition of subsidiaries of HK$3,039 million which arose from the Acquisition in July, 2005, and net of pre-opening expenses of HK$14 million. Following the Acquisition, gaming and entertainment have become one of the major businesses of the Group and this division contributed a turnover of HK$66 million to the Group for the period from the date of acquisition to December 2005.

Set out below is the segmental analysis of the Group's operating result for the year ended 31st December 2005:

## PROFIT ATTRIBUTABLE TO SHAREHOLDERS

| | Gaming and entertainment *HK$'000* | Construction materials *HK$'000* | Corporate *HK$'000* | Total *HK$'000* |
|---|---|---|---|---|
| **Turnover** | 66,213 | 1,225,714 | — | 1,291,927 |
| Other revenues | 2,095 | 13,721 | 36,213 | 52,029 |
| Operating profit | 2,624,750 | 3,683 | (38,343) | 2,590,090 |
| Finance costs | | | | (116,423) |
| Share of profits less losses of | | | | |
| Jointly controlled entities | | | | |
| — operating profit | — | 31,025 | — | 31,025 |
| — impairment of assets and goodwill | — | (109,000) | — | (109,000) |
| | — | (77,975) | — | (77,975) |
| Associated companies | — | 2,696 | — | 2,696 |
| **Profit before taxation** | | | | 2,398,388 |
| Taxation | | | | (1,683) |
| Profit after taxation | | | | 2,396,705 |
| Minority interests | | | | (1,436) |
| **Profit attributable to shareholders** | | | | 2,395,269 |

## EBITDA EXCLUDING NON-RECURRING ITEMS

| | Gaming and entertainment *HK$'000* | Construction materials *HK$'000* | Corporate *HK$'000* | Total *HK$'000* |
|---|---|---|---|---|
| Company and subsidiaries | | | | |
| Operating profit/(loss) | 2,624,750 | 3,683 | (38,343) | 2,590,090 |
| Non-recurring items | (3,025,019) | (9,184) | 20,000 | (3,014,203) |
| Depreciation and amortisation | 419,609 | 116,459 | — | 536,068 |
| | 19,340 | 110,958 | (18,343) | 111,955 |
| Jointly controlled entities and associates | | | | |
| Share of profits less losses before tax | — | (73,913) | — | (73,913) |
| Non-recurring items | — | 109,000 | — | 109,000 |
| | — | 35,087 | — | 35,087 |
| Earnings before non-recurring items, depreciation and amortisation and tax | 19,340 | 146,045 | (18,343) | 147,042 |

## TURNOVER BY DIVISION

| | **2005** ***HK$'000*** | 2004 *HK$'000* |
|---|---|---|
| A Gaming and entertainment | **66,213** | — |
| B Construction materials | **1,225,714** | 1,299,143 |
| | **1,291,927** | 1,299,143 |


A (5%)
2005
B (95%)
A (0%)
2004
B (100%)

## EMPLOYMENT OF GROSS ASSETS

| | **2005** ***HK$'000*** | 2004 *HK$'000* |
|---|---|---|
| A Gaming and entertainment | **18,808,799** | — |
| B Construction materials | **2,143,535** | 2,136,967 |
| C Corporate office | **367,373** | 106,664 |
| D Cash & bank balances | **5,068,214** | 170,952 |
| | **26,387,921** | 2,414,583 |


D (19%)
A (71%)
C (2%)
2005
B (8%)
D (7%)
A (0%)
C (4%)
2004
B (89%)

## TURNOVER BY GEOGRAPHICAL SPREAD

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| A Hong Kong | 493,504 | 461,800 |
| B Macau | 126,936 | — |
| C Mainland | 671,487 | 837,343 |
| | 1,291,927 | 1,299,143 |


A (38%)
2005
C (52%)
B (10%)
A (36%)
2004
C (64%)

## GROSS ASSETS BY GEOGRAPHICAL SPREAD

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| A Hong Kong | 1,078,696 | 1,156,580 |
| B Macau | 24,094,083 | — |
| C Mainland | 1,215,142 | 1,258,003 |
| | 26,387,921 | 2,414,583 |


C (5%)
A (4%)
2005
B (91%)
A (48%)
2004
C (52%)

## GAMING AND ENTERTAINMENT DIVISION

### Overview

Galaxy operates in one of the fastest-growing gaming markets in the world. In 2005, this division had its first full year of casino operation at its first city club casino — Waldo Casino. Throughout the year, the casino operation continued to prosper and maintained a steady level of turnover. Revenue from gaming operation for the year was HK$163 million as compared to HK$124 million in the previous year which had six months of gaming operation. After deduction of operation, administrative, and other expenses in relation to the development of the StarWorld, the Cotai Mega Resort and two new city club casinos, this division recorded an EBITDA, excluding non-recurring items, of HK$19 million for the year.

2005 marked another year of double digit growth for the Macau gaming market with the total gaming revenue soared to HK$43 billion. The net gaming wins at the Waldo Casino reached HK$3.8 billion for the full year of 2005 which represented a market share of 9% of the total market with only 43 VIP tables and 20 mass gaming tables and 74 slots machines.

### StarWorld

StarWorld, the first flagship entertainment complex of Galaxy, is strategically located at the Avenida da Amizade in the downtown Macau gaming hub. It is a 34-storey premium hotel with two "Sky Suites" of 6,000 square feet with spectacular view of downtown Macau. The hotel is designed by Rocco Yim, Project Architect for Two International Finance Centre in Hong Kong and the interior is designed by LRF Designers Ltd. The double-layer exterior glass wall will deliver intriguing and marvelous effects from the resulting superimposed images. StarWorld will be the tallest hotel and a landmark in Macau upon completion.

The other facilities of StarWorld will include delightful restaurants serving Asian and Chinese cuisines, swimming pool in the air, spa and well-equipped health club, multimedia entertainment center and music lounge.

Construction of StarWorld, the first Galaxy-built, owned and operated casino hotel resort, is currently on schedule. The tower block was topped out in January 2006 and the casino is expected to commence operation in August 2006.

On the operation side, an international professional management team with significant gaming and hospitality industry experience is working on the casino layout designs to maximize the floor area with the right mix of table games, electronic machines and room configuration. The latest in casino and hotel management systems, surveillance and security systems, card and chip protection systems will be deployed in its operations. In addition, preparation is under way to recruit and train over 2,000 new employees into the industry.

StarWorld, with 290 gaming tables, 300 electronic machines and 500 hotel rooms, will greatly contribute to the success of the Group.

### Cotai Mega Resort

At the same time, work is well under way to develop and build the luxurious Cotai Mega Resort. This resort will provide a one-stop destination for gaming, entertainment, shopping and cuisine and will feature in excess of 25,000m$^2$ of gaming space with over 450 gaming tables and 1,000 electronic machines. In the initial stage of the development, 1,500 hotel rooms have been planned. Pilings have started on the site and design layouts are being refined.

Cotai Mega Resort is well positioned in the newly developed Cotai district with convenient transportation, near the Sai Wan Bridge connecting to Macau town centre, Lotus Bridge to Henquin and Macau International Airport to the rest of the world. It will be Galaxy's flagship gaming and resort centre in Macau.

The other facilities of Cotai Mega Resort include huge shopping malls, health club and spa, music lounges, children's amusement arcade, theater and a wide variety of food and beverage services.

Cotai Mega Resort is targeted to commence operation in 2008.

### Galaxy City Clubs

In addition to our owned properties at StarWorld and Cotai Mega Resort, we have added two new city club casinos: the Rio Casino and the Grand Waldo Casino.

Rio Casino, with 75 gaming tables and 150 electronic machines on the main gaming floor and 15 VIP gaming tables in luxurious VIP rooms on the top floor of the Rio hotel has commenced operation in March 2006.

Grand Waldo Casino, with 100 gaming tables and 350 electronic machines on the main gaming floor and 46 VIP gaming tables in 16 VIP rooms is scheduled to commence operation shortly.

### Bond Issue

In December 2005, we successfully raised US$600 million comprising of US$350 million 9.875% guaranteed senior notes maturing on 15th December 2012 and US$250 million guaranteed senior floating rate notes, at six month LIBOR plus 5%, maturing on 15th December 2010.

We have repaid the loan of HK$242 million to Hang Seng Bank from the bond proceeds.

With the bond issue and the projected cash flows from operations of our properties: StarWorld, Waldo, Rio and Grand Waldo, we have sufficient funds to complete the construction and development of StarWorld and the Cotai Mega Resort.



# SOLID FOUNDATION


嘉華混凝土
FUSO




云南昆钢嘉华


马钢嘉华

A leading company in the manufacture, sale and distribution of quality construction materials to markets in Hong Kong, Macau and the Mainland.







## CONSTRUCTION MATERIALS DIVISION

The businesses of the construction materials division continued to expand into the Mainland during the year. This division now has established operations in most of the major cities across the Mainland.

The business environment of the division's Hong Kong construction materials operation continues to improve although sales volume remains at a low level owing to the reduced number of construction projects taken place during the year. On the other hand, the persistent macroeconomic measures in the Mainland have slightly affected the sales growth in our Mainland operations. As a result, turnover for the year could only be maintained a similar level as that of last year. The division has incurred a loss this year as compared to a profit last year. The net loss for the year included impairments of assets and goodwill. In addition, the adoption of new accounting standards has given rise to a special prior year gain on property revaluation being included in the profit and loss account of 2004. Had these non-recurring items been excluded, the net profit for the year was in fact similar to that of last year.

### Construction Materials Business in Hong Kong and Macau

The economy of Hong Kong continued to enjoy a remarkable growth during the year. Consumer spending increased and asset prices were creeping up gradually. However the suspension of regular land auctions and the halt of mega development projects in both West Kowloon and East Kowloon as well as some other sizeable infrastructure projects curtailed the amount of construction works in the territories, thus affecting the demand for construction materials during the year. It is envisaged that, once these projects are released together with the improving property development market led by the growth in economy, the demand for construction materials will restore to its normal level. Leveraged on such a business environment, this division through business acquisition has expanded further its construction materials business in Hong Kong.

The acquisition not only provides this division with a broader customer base and good synergy effect, but also enables us to be well positioned to capture a larger market share from the upturn of construction materials market in the years ahead.

The rehabilitation work of KWP Quarry Co. Limited at Anderson Road Quarry in which we have a 63.5% interest continues to progress in accordance with the planned schedule.

In Macau, driven by the rapid growth of tourism, hospitality and gaming industry, the construction works in the area have been extremely active during the year. The prevailing economic growth and the corresponding local government policy to further develop the city will generate a substantial and continuous demand for quality construction materials for the construction works in the area. Seizing such a valuable opportunity, we have established operations in the area to supply quality construction material products to the market. The operations have good profit contribution during the year. We will further expand its business in Macau to cope with the increasing demand for quality construction materials in the area.

### Construction Materials Business in the Mainland

The persistent macroeconomic measures upheld by the Central Government have successfully rectified the rampant economic growth experienced in prior years. Raw materials prices become much more stabilized during the year. Although the macroeconomic measures have some effects in lowering the construction activities in the Mainland, it has laid down a solid foundation for a sustainable growth in the future, in which, we will benefit in the long term.

Although the sales volume and profit contribution of our Mainland operations, in particular our ready-mixed concrete operation in Shanghai, are lower than that of last year, the stabilised raw materials costs have enabled us to maintain a similar profit margin as that of last year.

Our strategy of investing in high entry barrier products has marked a success this year. Our joint venture projects with Beijing Shougang Group, Yunnan Kunming Steel Group, Anhui Magang Group and Guangdong Shaogang Group for manufacture and sale of slag have all made good profit contribution to us. The slag products supplied through these joint ventures are well received in the local markets. In view of increasing demand for slag, we will consider further expansion of production facilities in meeting those demand. We will also continue to develop and promote slag products to new markets.

The initial phase of our joint venture with Kunming Steel Group in Kunming, Yunnan for the manufacture and sale of cement has begun making profit contribution to us during the year. The local market demand for cement is high and it is envisaged that with the commencement of additional production facilities currently under construction, the joint venture will provide us with good profit contribution in the future.

Owing to a sluggish demand for cement in the Guangzhou market resulting from the macroeconomic measures, the performance of our cement joint venture in Guangzhou for the year was less satisfactory. Active measures have been undertaken to improve the cost efficiency and enhance our competitiveness in the market.

## LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the year. The shareholders' funds as at 31st December 2005 was HK$14,932 million, an increase of approximately 948% over that as at 31st December 2004 of HK$1,425 million (as restated) and the Group's total assets employed also increased to HK$26,388 million as compared to HK$2,415 million (as restated) as at 31st December 2004.

In April 2005, the Company, through a top-up placement of shares, has issued 146 million new shares at HK$8 per share and has generated cash proceeds of approximately HK$1,137 million. Such cash proceeds were applied to fund the Acquisition in July 2005.

The Group continues to maintain a strong cash position. As at 31st December 2005, total cash and bank balances were HK$5,068 million as compared to HK$171 million as at 31st December 2004.

## SOURCES OF FUNDING

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| A Share capital | **329,058** | 129,648 |
| B Capital reserve | **11,439,469** | 558,552 |
| C Revenue reserve | **3,118,363** | 735,930 |
| D Share option reserve | **37,561** | — |
| E Other reserves | **8,003** | 1,134 |
| F Minority interests | **491,910** | 39,025 |
| G Long-term borrowings | **4,643,355** | 311,580 |
| H Other non-current liabilities | **1,922,891** | 194,893 |
| | **21,990,610** | 1,970,762 |


H (9%)
A (2%)
B (52%)
G (21%)
2005
F (2%)
E (0%)
D (0%)
C (14%)
H (10%)
A (7%)
B (28%)
G (16%)
2004
F (2%)
E (0%)
D (0%)
C (37%)

As at 31st December 2005, the Group's total indebtedness was HK$7,587 million as compared to HK$322 million as at 31st December 2004. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes and other obligations which are largely denominated in Hong Kong Dollars and United States Dollars. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

## GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 12% as at 31st December 2005 as compared to 7% as at 31st December 2004.

## TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars, United States Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

## CHARGES ON GROUP ASSETS

Details of charges on group assets are set out in notes 17 and 23 to the financial statements.

## CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 41 to the financial statements.

## EMPLOYEES AND REMUNERATION POLICY

As at 31st December 2005, the Group, excluding associated companies and jointly controlled entities, employed around 3,944 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$232 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive, fair and subject to regular review. The Group has implemented a share option scheme for employees from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Macau and Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

# GAMING AND ENTERTAINMENT EXPERTISE

Galaxy Casino, S.A. ("Galaxy") has always recognised the need to build and develop an international team of highly experienced specialists from the world of gaming. To achieve this we have recruited an elite team of management executives from throughout the world to move Galaxy forward and to develop the knowledge base and skills of our comprehensive management team.

One thing that all of our executives have in common is a specialist, hands on, knowledge of the Asian gaming and hospitality sector built over many years of experience in the region. This also holds true for our mid level and management, the vast majority of whom have gained their experience either in the Asian market or dealing with the Asian market in countries like Australia.

Each of our existing casinos, and each one currently under development, is run by a highly experienced team of casino professionals with an underlying theme of Asian based experience. Each property has a management team that comprises casino specialists in the fields of table gaming operations, slot operations, surveillance, security, cage, marketing and VIP services. These casino specialists are ably supported by professionals in the fields of Human Resources, Finance and Administration.

The senior gaming executives that have so successfully built our comprehensive team and who will continue to develop and grow this team is made up of the following key members. This list is by no means exhaustive but is indicative of the depth of our experience and knowledge.

**Thuy Trinh**, aged 56, Chief Operating Officer of Galaxy Casino, S.A. He holds a Bachelor of Arts Degree. He has over 30 years' extensive experience in large international resort and casino operations.

**Kwa Yew Seng**, aged 54, Chief Financial Officer of Galaxy Casino, S.A. He holds a Master of Business Administration Degree and a Bachelor Degree in Economics. Mr. Kwa is also a member of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. He has over 30 years experience in the field of Finance and Accounting, 18 of which were in the casino industry.

**Ciarán Pearse Carruthers**, aged 37, Senior Vice President of City Clubs. He has 18 years experience in the gaming and resort industry in various countries including, the UK, the US Commonwealth of the Northern Marianas Islands, the Philippines and Singapore. He has specialised in the Asia Pacific gaming industry for the past 14 years.

**Bernard Francis Millman**, aged 52, Group Financial Controller (City Clubs). Bernard holds a Bachelor Business (Hospitality Management) Degree from Royal Melbourne Institute of Technology. He has had 30 years experience in the financial management of and has held various senior management positions, including general manager and financial controller, in international hotels and casinos in Australia. He has represented the hotel and gaming industry in Australia in a review of tax legislation.

**Gary Woollard**, aged 51, Casino Manager of the Waldo Casino between February 2004 and June 2005, and currently the Casino Manager of the Grand Waldo Casino. Gary has 21 years' experience in the gaming industry in Australia and various other countries, including considerable time in Asia, before joining Galaxy.

Working alongside our experienced expatriate management staff are the equally experienced local staff. The fusion of international management techniques and in-depth knowledge of local culture helps Galaxy to stay ahead of our competitors.

All of this experience and the continued development of our management skills results in highly efficient and effective casino operations. These international standard casinos are then able to provide a safe, secure and hospitable customer service experience for our guests. Combined with a detailed knowledge of the preferences of the local market, we believe we have built management teams that will drive the growth of Galaxy for many years to come.

Galaxy understands that our people are our greatest assets and we regularly research the human resource practices of our competitors and benchmark our remuneration packages to ensure our competitiveness.

We are also committed to the practice of career path development for our staff and continually provide training in new skills and concepts so that our dealers of today have the opportunity to be our managers of tomorrow. Refresher courses are also held on a regular basis to ensure that the high standards we set for ourselves are achieved by all of our staff.

Our rapid expansion provides many different opportunities for internal growth. Since inception, Galaxy has a firm policy to reward those hard workers who show both dedication and ability with promotion opportunities. This policy of internal promotion, coupled with the many opportunities available as a result of our phenomenal expansion and growth, is both an effective recruitment and staff retention tool.

# GOOD CORPORATE CITIZENSHIP

Good corporate citizenship is a key value for the Group and its people. We recognize our social responsibilities as a member of the communities in which we operate and encourage our staff to engage with the local communities.

We are committed to making a sustainable and positive difference in the communities where we live, work and serve. During the year, we sponsored and participated in various community activities.

## IN HONG KONG

Aiming to fulfill one of our corporate missions of caring for the community, our Construction Materials Division has established a "KWCM Social Club" since 2001, which has been working hand in hand with various charitable organizations. During the year, we participated in a wide range of community welfare services including:

- Blood Donation Event organized by Hong Kong Red Cross
- Heart to Heart Company organized by The Hong Kong Federation of Youth Groups
- Uncle Long Leg Mail Box organized by Evangelical Lutheran Church of Hong Kong
- Challenging 12 hours Charity Marathon organized by Sowers Action
- Learning English Fun Fun Fun 2005 jointly organized by KWCM Social Club and Evangelical Lutheran Church of Hong Kong

## IN MACAU

Our Gaming and Entertainment Division has practised good corporate citizenship through active participation in community activities including:

- **Sports**

  During the year, we sponsored and/or participated in major sports events organized by Macau SAR Government in support of the SAR Government's policy objective to promote sports tourism.

  - East Asian Games Unification Flame Torch Relay
  - Title sponsor of Macau Galaxy Resort 2005 FIVB World Grand Prix
  - The 52nd Macau Grand Prix
  - Title sponsor of 2005 Macau Galaxy Resort International Marathon, Half Marathon and Mini Marathon

- **Participation in charity event**

  During the year, we made contributions to the tsunami relief efforts in South Asia, Tung Sin Tong and Macao Daily News Readers' Fund. We believe that commitment involves not merely charitable contributions to our communities, but also through participation in these charity events.

  - Walk For A Million

- **Development of tourism**

We actively participate in tourism related trade shows and forums in support of the SAR Government's initiative to promote Macau's position as an international destination of culture and entertainment.

The key tourism event held in Macau last year was the 54th Pacific Asia Travel Association (PATA) Annual Conference. About 1,200 delegates and guests and more than 230 members of the media attended the event. We sponsored one luncheon to welcome the delegates attending the event.

- Luncheon for delegates of the 54th Pacific Asia Travel Association (PATA) Annual Conference

The Group recognizes the significance of communicating important information to shareholders, bondholders and the investor community in a professional and timely manner. It is the Group's management philosophy to maintain a high degree of transparency and to provide appropriate and prompt disclosure of the Group's corporate strategies and new business development.

The Group's financial and operational information will be disseminated in the annual and interim reports. Annual general meetings will provide a communication channel between the Board and the shareholders.

Immediately after the results are announced, press conferences, analysts briefings and investor meetings will be held with directors and senior management present to answer questions.

Other communication channels include press releases, investor news updates and the Group's website "www.galaxyentertainment.com" together with annual and interim reports.

Senior management intends to regularly meet with research analysts and institutional investors, attend major investors' conferences and participate in non-deal roadshows in Hong Kong and overseas. The Group will also host tours for research analysts to visit operations in Macau and casual functions for the stock broker community.

# FINANCIAL CALENDAR

| DATES | EVENTS |
|---|---|
| 14th September 2005 | Announcement of results for the six months ended 30th June 2005 |
| 11th April 2006 | Announcement of results for the year ended 31st December 2005 |
| 29th June 2006 | 2006 Annual General Meeting |

# FIVE-YEAR SUMMARY

| | 2001 HK$'000 | 2002 HK$'000 | 2003 HK$'000 | Restated 2004 HK$'000 | **2005 HK$'000** |
|---|---|---|---|---|---|
| **CONSOLIDATED PROFIT AND LOSS STATEMENT** | | | | | |
| Turnover | 1,082,615 | 1,010,999 | 1,130,894 | 1,299,143 | **1,291,927** |
| Profit attributable to shareholders | 112,801 | 62,328 | 40,205 | 55,886 | **2,395,269** |
| Dividends | 48,330 | 24,829 | 25,168 | 25,805 | **—** |
| Earnings per share (cents) | 9.6 | 5.1 | 3.2 | 4.4 | **110.7** |
| Dividend per share (cents) | 4.0 | 2.0 | 2.0 | 2.0 | **—** |
| **CONSOLIDATED BALANCE SHEET** | | | | | |
| Property, plant and equipment, investment properties and leasehold land and land use rights | 675,498 | 740,946 | 802,153 | 787,028 | **2,926,125** |
| Intangible assets | — | — | — | — | **16,494,369** |
| Jointly controlled entities and associated companies | 263,851 | 211,571 | 253,547 | 266,893 | **300,778** |
| Other non-current assets | 141,709 | 240,974 | 240,727 | 408,883 | **514,502** |
| Net current assets | 423,790 | 362,758 | 481,179 | 507,958 | **1,754,836** |
| Employment of capital | 1,504,848 | 1,556,249 | 1,777,606 | 1,970,762 | **21,990,610** |
| Represented by: | | | | | |
| Share capital | 121,674 | 124,321 | 125,893 | 129,648 | **329,058** |
| Reserves | 1,235,958 | 1,268,249 | 1,288,370 | 1,295,616 | **14,603,396** |
| Shareholders' funds | 1,357,632 | 1,392,570 | 1,414,263 | 1,425,264 | **14,932,454** |
| Minority interests | 125,547 | 145,334 | 147,891 | 39,025 | **491,910** |
| Long term borrowings | — | — | 200,800 | 311,580 | **4,643,355** |
| Other non-current liabilities | 21,669 | 18,345 | 14,652 | 14,020 | **1,778,531** |
| Provisions | — | — | — | 180,873 | **144,360** |
| Capital employed | 1,504,848 | 1,556,249 | 1,777,606 | 1,970,762 | **21,990,610** |
| Net assets per share (dollars) | 1.12 | 1.12 | 1.12 | 1.10 | **4.54** |

The summary of 2001, 2002 and 2003 have not been restated following the adoption of the new and revised Hong Kong Financial Reporting Standards in 2005.

TURNOVER


HK$ Million
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
Year

EARNINGS PER SHARE


HK Cents
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
Year

NET ASSETS VALUE PER SHARE


HK$
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
2001
2002
2003
2004
2005
Year

NET PROFIT
ATTRIBUTABLE TO SHAREHOLDERS


HK$ Million
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
Year

# FURTHER CORPORATE INFORMATION

## BIOGRAPHICAL INFORMATION OF DIRECTORS

### Executive Directors

**Dr. Lui Che Woo**, *GBS, MBE, JP, LLD, DSSc*, aged 76, the founder of the Group, has been a director of the Company since August 1991 and is the Chairman of the Company. Dr. Lui is also an executive director and the Chairman of K. Wah International Holdings Limited, a substantial shareholder of the Company. He has over 47 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and Chairman of the Tung Wah Group of Hospitals. He is presently a member of the Tung Wah Group of Hospitals Advisory Board. Dr. Lui is also the Founding Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui was awarded the Gold Bauhinia Star of the Government of the HKSAR on 1st July 2005. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

**Mr. Francis Lui Yiu Tung**, aged 50, joined the Group in 1979. He has been an executive director of the Company since June 1987 and is the Deputy Chairman of the Company. Mr. Lui is also an executive director and the Managing Director of K. Wah International Holdings Limited, a substantial shareholder of the Company. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo and a younger brother of Ms. Paddy Tang Lui Wai Yu.

**Mr. Chan Kai Nang**, aged 60, joined the Group in 2002. He has been an executive director of the Company since January 2003 and is the Managing Director of the Construction Materials Division of the Company. He is a fellow member of The Chartered Association of Certified Accountants in the UK and an associate member of the Hong Kong Institute of Certified Public Accountants and The Chartered Institute of Management Accountants in the UK. Mr. Chan has been a top level executive with substantial experience in major multinational and local corporations. He had been the regional controller and senior executive of these corporations for many years.

**Mr. Joseph Chee Ying Keung**, aged 48, joined the Group in 1982. He has been an executive director of the Company since April 2004 and is the Deputy Managing Director of the Construction Materials Division of the Company. Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 24 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

**Mr. William Lo Chi Chung**, aged 45, joined the Group in 2003 and is the Group Finance Director. He has been an executive director of the Company since April 2004. Mr. Lo is also an executive director of K. Wah International Holdings Limited, a substantial shareholder of the Company. Mr. Lo holds a master's degree in Business Administration from the University of Warwick in the UK and a Professional Diploma in Accountancy from the Hong Kong Polytechnic. He is a fellow member of Hong Kong Institute of Certified Public Accountants and a fellow member of Chartered Association of Certified Accountants in the UK. He has over 23 years of broad experience in auditing, accounting, financial management, corporate finance, strategic planning and investor relations.

**Ms. Paddy Tang Lui Wai Yu**, *JP*, aged 52, joined the Group in 1980 and has been an executive director of the Company since August 1991. She is also an executive director of K. Wah International Holdings Limited, a substantial shareholder of the Company. She holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Hong Kong Antiquities Advisory Board. Ms. Tang was appointed the Justice of Peace by the Government of the HKSAR on 1st July 2005. Ms. Tang is a daughter of Dr. Lui Che Woo and the elder sister of Mr. Francis Lui Yiu Tung.

### Non-executive Directors

**Dr. Charles Cheung Wai Bun**, *JP*, aged 69, joined the Group in 1986. He was appointed an executive director of the Company in June 1987 and became an independent non-executive director since 1995. Dr. Cheung holds an honorary doctor's degree, a master's degree and a bachelor of science degree in business administration. He has been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also an independent non-executive director of K. Wah International Holdings Limited (a substantial shareholder of the Company), Pioneer Global Group Limited, Prime Investments Holdings Limited and Shanghai Electric Group Company Limited. Dr. Cheung was a director and Adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He was awarded the Directors of the Year Awards 2002 of Listed Company Non-Executive Director and was re-appointed by the HKSAR Government as a member of Estate Agents Authority in November 2004.

**Mr. Moses Cheng Mo Chi**, *GBS, OBE, JP*, aged 56, has been a non-executive director of the Company since August 1996. Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, and is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Mr. Cheng was appointed a non-official member of the Executive Committee of the Commission on Strategic Development in November 2005. He had served as a member of the Legislative Council of Hong Kong.

**Mr. James Ross Ancell**, aged 52, has been an independent non-executive director of the Company since April 2004. He holds a Bachelor's degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has over 30 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations. He is currently the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing, with a separate remediation business, cleaning up sites contaminated by previous industrial activity.

**Dr. William Yip Shue Lam**, *LLD*, aged 68, has been an independent non-executive director of the Company since December 2004. Dr. Yip holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from the Concordia University, Canada. He is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen and also a Member of The Chinese People's Political Consultative Conference in Muizhou City, Guangzhou City and Li Wan District of Guangzhou.

## SENIOR MANAGEMENT

The businesses of the Group are under the direct responsibilities of the executive directors of the Company who are regarded as senior management of the Group.

## PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors at the date of the annual report, there was a sufficient public float of the Company.

# REPORT OF THE DIRECTORS

The directors have pleasure in presenting to the shareholders their annual report together with the audited financial statements of the Company and the Group for the year ended 31st December 2005.

## ACQUISITION OF GAMING AND ENTERTAINMENT BUSINESS AND CHANGE OF COMPANY NAME

On 22nd July 2005, the acquisition (the "Acquisition") of 88.1% of the voting shares carrying 97.9% of the economic interest (the "Galaxy Shares") in Galaxy Casino, S.A. ("Galaxy") by Canton Treasure Group Ltd. ("Canton Treasure"), a wholly owned subsidiary of the Company, at the purchase price of HK$18,405,198,023, was completed. Galaxy is a company incorporated in Macau holding one of only three gaming concessions awarded by the Macau government to operate casinos in Macau.

Following the Acquisition, gaming and entertainment have become the major business of the Group. To better reflect this new business focus, the shareholders of the Company approved at the extraordinary general meeting duly convened and held on 12th October 2005 the change of name of the Company to "Galaxy Entertainment Group Limited 銀河娛樂集團有限公司" which became effective on 26th October 2005.

## PRINCIPAL ACTIVITIES

During the year, the Company acted as an investment holding company. The principal activities of its principal subsidiaries, jointly controlled entities and associated companies prior to 22nd July 2005 were the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China. Following the completion of the Acquisition on 22nd July 2005, the principal activities of the Company's principal subsidiaries also included gaming and entertainment in Macau.

The principal activities and other particulars of the principal subsidiaries, jointly controlled entities and associated companies of the Company as at 31st December 2005 are set out in note 43 to the financial statements.

## RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2005 are set out in the consolidated profit and loss statement on page 54 of the annual report.

No interim dividend (2004: scrip dividend with cash option of 1 cent per share) was paid during the year. The directors have resolved not to recommend any final dividend for the year ended 31st December 2005 (2004: 1 cent per share).

## SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 28 to the financial statements.

On 19th July 2005, the authorised share capital of the Company was increased from HK$388,800,000 to HK$688,800,000 divided into 6,888,000,000 shares of HK$0.10 each by the creation of an additional 3,000,000,000 shares of HK$0.10 each, which new shares rank pari passu in all respects with the then existing shares in the capital of the Company.

On 4th May 2005, 146,000,000 new shares of HK$0.10 each were issued at a price of HK$8.00 per share for cash to Sutimar Enterprises Limited, a wholly-owned subsidiary of K. Wah International Holdings Limited ("KWIH") and the then controlling shareholder of the Company, pursuant to a top-up placement and subscription arrangement as stipulated in the Placing Agreement and Subscription Agreement both dated 21st April 2005 (the "Placing and Subscription"). The purpose of the Placing and Subscription was to raise capital for funding the Acquisition. The issue price of HK$8.00 represents a discount of approximately 6.4% to the closing price of HK$8.55 per share as quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 20th April 2005. The net proceeds of approximately HK$1,136.8 million (after deducting fees and expenses) was used to fund the Acquisition completed on 22nd July 2005. Details of the Placing and Subscription were included in the announcement dated 21st April 2005 issued by the Company.

On 22nd July 2005, 1,840,519,798 new shares of HK$0.10 each were allotted at HK$8.00 per share to the vendors as part consideration for the Acquisition. Details of the shares issued as consideration were included in the announcement dated 19th July 2005 issued by the Company.

## SHARE CAPITAL (CONT'D)

During the year, 1,802,000 new shares, 2,216,000 new shares and 3,566,000 new shares were issued at the prices of HK$0.5333, HK$0.5216 and HK$0.514 per share respectively pursuant to share option schemes of the Company as a result of the exercise of share options by option holders.

The stock short name of the Company for trading in the shares on the Stock Exchange was changed to "GALAXY ENT 銀河娛樂" with effect from 1st November 2005 following the change of name of the Company. The board lot of the Company's shares for trading on the Stock Exchange was changed to 1,000 shares with effect from 9th November 2005.

The Company has not redeemed any of its shares during the year ended 31st December 2005. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares during the year.

## DEBENTURES

On 22nd July 2005, Series 'A' unsecured fixed rate notes in the aggregate amount of HK$172,434,536 which will mature on 21st August 2006 and Series 'B' unsecured fixed rate notes in the aggregate amount of HK$2,371,805,067 which will mature (as amended) on 30th September 2008 were issued by the Company as part consideration for the Acquisition.

On 14th December 2005, notes with principal amount of US$600,000,000, comprising US$350,000,000 9.875% Guaranteed Senior Notes due 2012 and US$250,000,000 Guaranteed Senior Floating Rate Notes due 2010, were issued by Galaxy Entertainment Finance Company Limited, a wholly owned subsidiary of Galaxy. These notes are guaranteed by Galaxy and listed on the Singapore Stock Exchange.

## RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 30 to the financial statements.

## PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 15 to the financial statements.

## DIRECTORS

The directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

The respective names and biographical details of the directors are set out on pages 41 and 42 of the annual report.

In accordance with Article 106(A), Mr. Joseph Chee Ying Keung, Ms. Paddy Tang Lui Wai Yu and Mr. Moses Cheng Mo Chi will retire from office by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

None of the directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of shareholders of the Company at the forthcoming annual general meeting, the directors' fee for the year ended 31st December 2005 would be HK$100,000 for the Chairman of the Board and HK$80,000 for each other director. As regards the Audit Committee members, the chairman would receive an additional HK$100,000 and each member would receive an additional HK$80,000 as audit committee members' fee.

## DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed herein, no contracts of significance in relation to the Group's business, to which the Company or its subsidiaries was a party and in which a director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31st December 2005 or at any time during the year.

## DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS

As at 31st December 2005, the interests of each director in the shares, underlying shares and debentures of the Company, and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO") or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, were as follows:

### (a) Ordinary Shares (including underlying shares)

| | Number of Shares | | | | | Percentage of Issued Share Capital |
|---|---|---|---|---|---|---|
| **Name** | **Personal Interests** | **Family Interests** | **Corporate Interests** | **Other Interests** | **Total** | |
| Lui Che Woo | 17,187,632 | 2,181,518 | 80,693,238[1] | 1,905,118,394[2] | 2,005,180,782 | 60.94 |
| Francis Lui Yiu Tung | 11,498,896 | — | 436,753,661[3] | 1,905,118,394[2] | 2,353,370,951 | 71.52 |
| Chan Kai Nang | 380,000 | — | — | — | 380,000 | 0.01 |
| Joseph Chee Ying Keung | 2,720,000 | — | — | — | 2,720,000 | 0.08 |
| William Lo Chi Chung | 1,926,000 | — | — | — | 1,926,000 | 0.06 |
| Paddy Tang Lui Wai Yu | 8,939,722 | — | — | 1,905,118,394[2] | 1,914,058,116 | 58.17 |
| Charles Cheung Wai Bun | 582,533 | — | — | — | 582,533 | 0.02 |
| Moses Cheng Mo Chi | 500,000 | — | — | — | 500,000 | 0.02 |
| James Ross Ancell | 250,000 | — | — | — | 250,000 | 0.01 |
| William Yip Shue Lam | 250,000 | — | — | — | 250,000 | 0.01 |

### (b) Share Options

Details are set out in the SHARE OPTION SCHEME section below.

### (c) Debentures

| | Amount of Debentures | | |
|---|---|---|---|
| **Name** | ***Corporate Interests*** | ***Other Interests*** | ***Total Interests*** |
| | *HK$* | *HK$* | *HK$* |
| Lui Che Woo | — | 2,320,898,413[4] | 2,320,898,413 |
| Francis Lui Yiu Tung | 50,906,654 | 2,320,898,413[4] | 2,371,805,067 |
| Paddy Tang Lui Wai Yu | — | 2,320,898,413[4] | 2,320,898,413 |

*Notes:*

(1) 80,387,837 shares and 305,401 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both controlled by Dr. Lui Che Woo.

(2) Two discretionary family trusts both established by Dr. Lui Che Woo as founder were respectively interested in 1,267,165,313 shares and 22,969,034 shares in the Company. KWIH, a substantial shareholder of the Company listed on the Stock Exchange, was interested in 614,984,047 shares in the Company held by a wholly owned subsidiary of KWIH. KWIH was controlled by one of the said discretionary family trusts.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in the Company held by the trusts and in those shares in the Company in which KWIH was interested as aforesaid.

## DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS (CONT'D)

(3) 111,138,039 shares in the Company were held by Recurrent Profits Limited controlled by Mr. Francis Lui Yiu Tung. 231,615,731 shares and 93,999,891 shares in the Company were respectively interested by Top Notch Opportunities Limited and Kentlake International Investments Limited for the purpose of the SFO, both of which were controlled by Mr. Francis Lui Yiu Tung.

(4) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in debentures of the Company in the amount of HK$2,320,898,413. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries, are deemed to be interested in these debentures.

All the interests stated above represent long positions.

Save as disclosed above, as at 31st December 2005, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

## SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31st December 2005, the interests of every person (not being a director or chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

| Name | Number of Shares (Long Position) | Percentage of Issued Share Capital | Number of Shares (Short Position) | Percentage of Issued Share Capital |
|---|---|---|---|---|
| Brightwealth Investments Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| City Lion Profits Corp. | 1,160,449,206 | 35.27 | — | — |
| Davos Investment Holdings Private Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Guoco Group Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Guoline Capital Assets Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Guoline Overseas Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| HL Holdings Sdn Bhd | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Hong Leong Company (Malaysia) Berhad | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Hong Leong Investment Holdings Pte. Ltd. | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| HSBC International Trustee Limited | 1,905,132,394*(Note)* | 57.90 | — | — |
| Kwek Holdings Pte Ltd | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Kwek Leng Kee | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| K. Wah International Holdings Limited | 614,984,047 | 18.69 | — | — |
| Pedro Ho On Chun | 176,250,301 | 5.36 | — | — |
| Quek Leng Chan | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Top Notch Opportunities Limited | 231,615,731 | 7.04 | — | — |

*Note:* HSBC International Trustee Limited is the trustee of the discretionary family trusts established by Dr. Lui Che Woo as founder, which are interested in 1,905,118,394 shares in the Company.

There was duplication of interest of:

(i) 1,905,118,394 shares and debentures in the amount of HK$2,320,898,413 in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these shares,

a. 614,984,047 shares in the Company were also interested by KWIH;

b. 1,160,449,206 shares in the Company were also interested by City Lion Profits Corp.;

## SUBSTANTIAL SHAREHOLDERS' INTERESTS (CONT'D)

(ii) 231,615,731 shares in the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(iii) 93,999,891 shares in the Company between Mr. Francis Lui Yiu Tung and Mr. Pedro Ho On Chun;

(iv) 325,615,622 shares in the Company (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan. The interests in (ii) and (iii) above are derivative interests in these 325,615,622 shares.

Save as disclosed above, as at 31st December 2005, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

## SHARE OPTION SCHEME

The share option scheme of the Company (the "Share Option Scheme") was approved and adopted by the shareholders of the Company on 30th May 2002 (the "Adoption Date"). The Share Option Scheme was also approved by the shareholders of KWIH, the then holding company of the Company, on the Adoption Date. A summary of the Share Option Scheme is set out below:

**(1) Purpose**

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

**(2) Participants**

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

SHARE OPTION SCHEME (CONT'D)

**(3) Total number of shares available for issue**

Mandate Limit — Subject to the paragraph below, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 121,787,040 shares.

Overriding Limit — The Company may by ordinary resolution of the shareholders refresh the Mandate Limit as referred to in the above paragraph provided the Company shall issue a circular to its shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As at the date of the annual report, the total number of shares available for issue under the Share Option Scheme was 61,833,040 shares, which represented approximately 1.88% of the issued share capital of the Company on that date.

**(4) Maximum entitlement of each participant**

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

**(5) Option period**

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

**(6) Minimum period for which an option must be held before it can vest**

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

**(7) Payment on acceptance of the option**

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

**(8) Basis of determining the subscription price**

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

**(9) The remaining life of the Share Option Scheme**

The life of the Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

## SHARE OPTION SCHEME (CONT'D)

As at 31st December 2005, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company, were as follows:

| | | Number of Options | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Date of grant | At 1st January 2005 | Granted during the year | Exercised during the year | Lapsed during the year | At 31st December 2005 | Exercise price (HK$) | Exercise period |
| Lui Che Woo | 20th May 1998 | 1,500,000 | — | — | — | 1,500,000 | 0.5333 | 20th May 1999–19th May 2008 |
| | 30th Dec 1999 | 1,600,000 | — | — | — | 1,600,000 | 0.5216 | 30th Dec 2000–29th Dec 2009 |
| | 28th Feb 2003 | 2,000,000 | — | — | — | 2,000,000 | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 2,700,000 | — | — | 2,700,000 | 4.5900 | 22nd Oct 2005–21st Oct 2011 |
| | 21st Oct 2005 | — | 590,000 | — | — | 590,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Francis Lui Yiu Tung | 20th May 1998 | 1,000,000 | — | — | — | 1,000,000 | 0.5333 | 20th May 1999–19th May 2008 |
| | 30th Dec 1999 | 1,600,000 | — | — | — | 1,600,000 | 0.5216 | 30th Dec 2000–29th Dec 2009 |
| | 28th Feb 2003 | 1,870,000 | — | — | — | 1,870,000 | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 6,000,000 | — | — | 6,000,000 | 4.5900 | 22nd Oct 2005–21st Oct 2011 |
| | 21st Oct 2005 | — | 580,000 | — | — | 580,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Chan Kai Nang | 28th Feb 2003 | 110,000 | — | — | — | 110,000 | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 270,000 | — | — | 270,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Joseph Chee Ying Keung | 28th Feb 2003 | 1,000,000 | — | 1,000,000[(a)] | — | — | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 270,000 | — | — | 270,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| William Lo Chi Chung | 21st Oct 2005 | — | 1,500,000 | — | — | 1,500,000 | 4.5900 | 22nd Oct 2005–21st Oct 2011 |
| | 21st Oct 2005 | — | 230,000 | — | — | 230,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Paddy Tang Lui Wai Yu | 20th May 1998 | 600,000 | — | 600,000[(a)] | — | — | 0.5333 | 20th May 1999–19th May 2008 |
| | 30th Dec 1999 | 1,070,000 | — | 1,070,000[(a)] | — | — | 0.5216 | 30th Dec 2000–29th Dec 2009 |
| | 28th Feb 2003 | 1,270,000 | — | 1,270,000[(b)] | — | — | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 3,000,000 | — | — | 3,000,000 | 4.5900 | 22nd Oct 2005–21st Oct 2011 |
| | 21st Oct 2005 | — | 400,000 | — | — | 400,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Charles Cheung Wai Bun | 28th Feb 2003 | 300,000 | — | 300,000[(c)] | — | — | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 250,000 | — | — | 250,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Moses Cheng Mo Chi | 28th Feb 2003 | 300,000 | — | — | — | 300,000 | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 200,000 | — | — | 200,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| James Ross Ancell | 21st Oct 2005 | — | 250,000 | — | — | 250,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| William Yip Shue Lam | 21st Oct 2005 | — | 250,000 | — | — | 250,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Employees | 20th May 1998 | 1,602,000 | — | 1,202,000[(d)] | — | 400,000 | 0.5333 | 20th May 1999–19th May 2008 |
| | 30th Dec 1999 | 1,374,000 | — | 1,146,000[(e)] | — | 228,000 | 0.5216 | 30th Dec 2000–29th Dec 2009 |
| | 28th Feb 2003 | 1,276,000 | — | 996,000[(f)] | — | 280,000 | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 15,900,000 | — | — | 15,900,000 | 4.5900 | 22nd Oct 2005–21st Oct 2011 |
| | 21st Oct 2005 | — | 5,062,000 | — | 104,000 | 4,958,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |
| Others | 20th May 1998 | 300,000 | — | — | — | 300,000 | 0.5333 | 20th May 1999–19th May 2008 |
| | 30th Dec 1999 | 1,070,000 | — | — | — | 1,070,000 | 0.5216 | 30th Dec 2000–29th Dec 2009 |
| | 28th Feb 2003 | 300,000 | — | — | — | 300,000 | 0.5140 | 1st Mar 2004–28th Feb 2013 |
| | 21st Oct 2005 | — | 3,500,000 | — | — | 3,500,000 | 4.5900 | 22nd Oct 2005–21st Oct 2011 |
| | 21st Oct 2005 | — | 302,000 | — | — | 302,000 | 4.5900 | 22nd Oct 2006–21st Oct 2011 |

## SHARE OPTION SCHEME (CONT'D)

*Notes:*

a. The options were exercised on the same date and the closing price of the Company's shares immediately before the date on which the options were exercised during the year was HK$4.55.

b. The closing price of the Company's shares immediately before the date on which the options were exercised during the year was HK$5.20.

c. The closing price of the Company's shares immediately before the date on which the options were exercised during the year was HK$5.40.

d. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$5.92.

e. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$6.99.

f. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$6.11.

Except for the 32,600,000 options granted on 21st October 2005 exercisable within the period from 22nd October 2005 to 21st October 2011 at an exercise price of HK$4.59 per share, all options referred to above are subject to a one-year vesting period.

No options were cancelled during the year.

The consideration paid by each grantee for each grant of options is HK$1.00.

The fair value of the options granted during the year with no vesting period and one-year vesting period are estimated at HK$1.03 and HK$0.94 per option respectively, based on the Black-Scholes valuation model. The significant inputs into the model were share price of HK$4.425 at the date of grant, exercise price of HK$4.59, standard deviation of expected share price returns of 35%, expected life of options of 2.5 to 3 years, expected dividend paid out rate of 2% and annual risk-free interest rate of 4.075%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of comparable companies over the past 260 trading days. Changes in the subjective input assumptions could materially affect the fair value estimate.

The closing price of the Company's shares immediately before the date on which the share options were granted during the year was HK$4.40.

Except for the Share Option Scheme, at no time during the year was the Company, its subsidiaries, its fellow subsidiaries or its holding companies a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## CONNECTED TRANSACTION

On 14th March 2005, Canton Treasure entered into an acquisition agreement (as amended by supplemental agreements dated 1st April 2005 and 31st May 2005 respectively) with, inter alia, City Lion Profits Corp. and Recurrent Profits Limited by which Canton Treasure conditionally agreed to acquire the Galaxy Shares at an aggregate price of HK$18,405,198,023. The acquisition was completed on 22nd July 2005 and the purchase price was satisfied as to about 80% by the issue of 1,840,519,798 new shares at HK$8.00 per share and as to about 20% by the issue of HK$2,544,239,603 principal amount of unsecured fixed rate notes and the payment in cash of HK$1,136,800,000. The Acquisition constituted a connected transaction for the Company by virtue of the connected relationship in that:

(1) City Lion Profits Corp. is wholly owned by a discretionary trust established by Dr. Lui Che Woo as founder with Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu as either direct or indirect discretionary beneficiaries; and

(2) Recurrent Profits Limited is wholly owned by Mr. Francis Lui Yiu Tung.

The Acquisition was duly approved by independent shareholders of the Company at the extraordinary general meeting convened on 19th July 2005.

## CONTINUING CONNECTED TRANSACTIONS

1. On 2nd June 2005, each of the Company's three subsidiaries, namely Shanghai Jiajian Concrete Co. Ltd. (上海嘉建混凝土有限公司) (60% owned), Shanghai Jia Shen Concrete Co. Ltd. (上海嘉申混凝土有限公司) (100% owned) and Shanghai Xin Cai Concrete Co. Ltd. (上海信財混凝土有限公司) (99% owned) respectively entered into a tenancy agreement (collectively the "Tenancy Agreements") as tenant (collectively the "Tenants") with Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord (the "Landlord"). Pursuant to the Tenancy Agreements, the Tenants agreed to lease the properties located at Units 1802-1804, Shanghai K. Wah Centre, No. 1010, Huaihai Zhong Road, Xuhui District, Shanghai, the PRC for a term of three years from 1st June 2005 to 31st May 2008 at an aggregate monthly rental of US$21,528 (equivalent to approximately HK$167,920) for office uses. The Landlord is an indirect non wholly-owned subsidiary of KWIH, a substantial shareholder of the Company, and accordingly the Tenancy Agreements constituted continuing connected transactions for the Company. Details of the Tenancy Agreements were included in the announcement dated 23rd August 2005 issued by the Company.

   Each of the independent non-executive directors of the Company has reviewed the transactions under the Tenancy Agreements and confirms that the transactions have been entered into:

   (1) in the ordinary and usual course of business of the Company;

   (2) on normal commercial terms; and

   (3) in accordance with the Tenancy Agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The Auditors of the Company, PricewaterhouseCoopers, have also confirmed in writing to the Board of Directors of the Company that the transactions:

   (1) have received the approval of the Company's Board of Directors;

   (2) have been entered into in accordance with the Tenancy Agreements governing the transactions; and

   (3) have not exceeded the aggregate annual rental (i.e. the annual cap) of HK$1,175,430 for the year ended 31st December 2005.

2. On 22nd July 2002, a wholly owned subsidiary of the Company, Brighten Lion Limited, entered into a loan agreement (the "Loan Agreement") for the granting of a guaranteed unsecured revolving loan facility in the maximum amount of HK$330 million (the "Facility") to Great Place Developments Limited (the "Borrower") and KWIH provided a guarantee and indemnity in respect of the obligations of the Borrower under the Facility. The Facility bears interest at 2.38% per annum over three-month HIBOR with a final maturity date of 12th September 2007.

   The Borrower is a wholly owned subsidiary of KWIH, and the Facility is guaranteed by KWIH. The Facility constituted a continuing connected transaction for the Company. Details of the transactions are included in the joint announcement of the Company and KWIH dated 22nd July 2002 and the circular of the Company dated 5th August 2002.

   No annual cap is involved in the Facility and no amount has been drawn on the Facility by the Borrower during the year 2005.

   Each of the independent non-executive directors of the Company has reviewed the transaction under the Facility and confirms that the transaction has been entered into:

   (1) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties, and

   (2) in accordance with the relevant agreement governing them, i.e. the Loan Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

## CONTINUING CONNECTED TRANSACTIONS (CONT'D)

The Auditors of the Company, PricewaterhouseCoopers, have also confirmed in writing to the Board of Directors of the Company that:

(1) the transactions have received the respective approvals of the Board of Directors and independent shareholders of the Company; and

(2) no loan was outstanding under the Loan Agreement during the year ended 31st December 2005 and there was no interest received and receivable during the year 2005.

## FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited accounts and adjusted as appropriate, is shown on pages 39 and 40 of the annual report.

## MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2005, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers or suppliers (not including of a capital nature).

## MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

## DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$3,194,000 (2004: nil).

## AUDITORS

The financial statements of the Company for the year under review have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

**Francis Lui Yiu Tung**
Deputy Chairman

Hong Kong, 11th April 2006

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22/F, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
**GALAXY ENTERTAINMENT GROUP LIMITED**
**(formerly K. WAH CONSTRUCTION MATERIALS LIMITED)**
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 54 to 116 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, 11th April 2006

# CONSOLIDATED PROFIT AND LOSS STATEMENT
For the year ended 31st December 2005

| | Notes | 2005 HK$'000 | Restated 2004 HK$'000 |
|---|---|---|---|
| Turnover | 7 | **1,291,927** | 1,299,143 |
| Cost of sales | | **(1,181,342)** | (1,244,337) |
| Gross profit | | **110,585** | 54,806 |
| Other revenues | 7 | **52,029** | 21,355 |
| Excess of fair value of net assets acquired over cost of acquisition of subsidiaries | 38(a) | **3,039,019** | — |
| Other operating income | | **56,247** | 49,448 |
| Administrative expenses | | **(196,662)** | (54,376) |
| Other operating expenses | | **(471,128)** | (15,084) |
| Operating profit | 8 | **2,590,090** | 56,149 |
| Finance costs | 10 | **(116,423)** | (7,794) |
| Share of profits less losses of | | | |
| Jointly controlled entities | | **(77,975)** | 13,866 |
| Associated companies | | **2,696** | 2,561 |
| Profit before taxation | | **2,398,388** | 64,782 |
| Taxation | 11 | **(1,683)** | (2,295) |
| Profit for the year | | **2,396,705** | 62,487 |
| Attributable to: | | | |
| Shareholders of the Company | 30 | **2,395,269** | 55,886 |
| Minority interests | | **1,436** | 6,601 |
| | | **2,396,705** | 62,487 |
| Dividends | 14 | **—** | 25,805 |
| | | **HK cents** | HK cents |
| Earnings per share | 13 | | |
| Basic | | **110.7** | 4.4 |
| Diluted | | **109.4** | 4.3 |

# CONSOLIDATED BALANCE SHEET

At 31st December 2005

| | Notes | 2005 HK$'000 | Restated 2004 HK$'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 15 | **1,224,505** | 466,883 |
| Investment properties | 16 | **63,000** | 65,500 |
| Leasehold land and land use rights | 17 | **1,638,620** | 254,645 |
| Intangible assets | 18 | **16,494,369** | — |
| Jointly controlled entities | 20 | **279,432** | 248,243 |
| Associated companies | 21 | **21,346** | 18,650 |
| Available-for-sale financial assets | 22 | **35,483** | 152,375 |
| Other non-current assets | 23 | **479,019** | 256,508 |
| | | **20,235,774** | 1,462,804 |
| **Current assets** | | | |
| Inventories | 24 | **86,971** | 93,175 |
| Debtors and prepayments | 25 | **926,428** | 681,497 |
| Tax recoverable | | **1,039** | 1,938 |
| Other investments | 26 | **69,495** | 4,217 |
| Cash and bank balances | 27 | **5,068,214** | 170,952 |
| | | **6,152,147** | 951,779 |
| **Total assets** | | **26,387,921** | 2,414,583 |
| **EQUITY** | | | |
| Share capital | 28 | **329,058** | 129,648 |
| Reserves | 30 | **14,603,396** | 1,295,616 |
| **Shareholders' funds** | | **14,932,454** | 1,425,264 |
| Minority interests | | **491,910** | 39,025 |
| **Total equity** | | **15,424,364** | 1,464,289 |
| **LIABILITIES** | | | |
| **Non-Current liabilities** | | | |
| Borrowings | 31 | **4,643,355** | 311,580 |
| Deferred taxation liabilities | 32 | **1,778,531** | 13,884 |
| Negative goodwill | | **—** | 136 |
| Provisions | 33 | **144,360** | 180,873 |
| | | **6,566,246** | 506,473 |
| **Current liabilities** | | | |
| Creditors and accruals | 34 | **1,452,047** | 432,425 |
| Current portion of borrowings | 31 | **2,943,806** | 10,000 |
| Taxation payable | | **1,458** | 1,396 |
| | | **4,397,311** | 443,821 |
| **Total liabilities** | | **10,963,557** | 950,294 |
| **Total equity and liabilities** | | **26,387,921** | 2,414,583 |

**Francis Lui Yiu Tung**
*Director*

**Chan Kai Nang**
*Director*

# COMPANY BALANCE SHEET
At 31st December 2005

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Subsidiaries | 19 | **1** | 1 |
| **Current assets** | | | |
| Amounts due from subsidiaries | 19 | **15,715,425** | 2,103,854 |
| Loans receivable from subsidiaries | 19 | **338,629** | 284,164 |
| Debtors and prepayments | 25 | **361** | 4 |
| Tax recoverable | | **339** | 339 |
| Cash and bank balances | 27 | **2,253** | 21,179 |
| | | **16,057,007** | 2,409,540 |
| **Total assets** | | **16,057,008** | 2,409,541 |
| **EQUITY** | | | |
| Share capital | 28 | **329,058** | 129,648 |
| Reserves | 30 | **12,038,414** | 1,282,172 |
| **Shareholders' funds** | | **12,367,472** | 1,411,820 |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Borrowings | 31 | **117,000** | 311,580 |
| **Current liabilities** | | | |
| Amounts due to subsidiaries | 19 | **723,287** | 673,952 |
| Creditors and accruals | 34 | **30,661** | 2,189 |
| Current portion of borrowings | 31 | **2,818,588** | 10,000 |
| | | **3,572,536** | 686,141 |
| **Total liabilities** | | **3,689,536** | 997,721 |
| **Total equity and liabilities** | | **16,057,008** | 2,409,541 |

**Francis Lui Yiu Tung**
*Director*

**Chan Kai Nang**
*Director*

# CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2005

| | Notes | 2005 HK$'000 | Restated 2004 HK$'000 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash (used in)/generated from operations | 35(a) | **(13,261)** | 21,229 |
| Hong Kong profits tax refunded | | **881** | 6,731 |
| Mainland China income tax paid | | **(1,603)** | (1,996) |
| Interest paid | | **(55,204)** | (3,864) |
| Net cash (used in)/from operating activities | | **(69,187)** | 22,100 |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | | **(411,061)** | (65,496) |
| Purchase of leasehold land and land use rights | | **—** | (3,398) |
| Addition of intangible assets | | **(141)** | — |
| Proceeds from sale of property, plant and equipment | | **1,091** | 5,883 |
| Acquisition of subsidiaries, net of cash acquired | 35(c) | **(97,374)** | — |
| Investments in jointly controlled entities | | **(108,704)** | (95,883) |
| Advances to jointly controlled entities | | **(56,373)** | (37,376) |
| Advances from a jointly controlled entity | | **14,397** | — |
| Deferred expenditure | | **(724)** | (4,145) |
| Decrease in deferred receivable | | **4,150** | 1,440 |
| Acquisition of long-term investments | | **—** | (51,864) |
| Decrease in long-term investments | | **7,137** | 1,402 |
| Acquisition of listed investments | | **—** | (18,456) |
| Proceeds from disposal of listed investments | | **49,031** | 15,563 |
| Proceeds from disposal of unlisted investments | | **57,528** | — |
| Repayment from a fellow subsidiary | | **—** | 70,000 |
| Interest received | | **23,492** | 3,296 |
| Increase in restricted bank deposits | | **(3,532)** | — |
| Dividends received from jointly controlled entities | | **1,871** | 3,223 |
| Net cash used in investing activities | | **(519,212)** | (175,811) |
| **Cash flows from financing activities** | | | |
| Issue of new shares | | **1,141,520** | 13,842 |
| New bank loans | | **334,400** | 271,580 |
| Repayment of bank loans | | **(496,580)** | (250,800) |
| Issue of long-term guaranteed notes | | **4,680,000** | — |
| Issue cost of long-term guaranteed notes | | **(154,624)** | — |
| Capital element of finance lease payments | | **(83)** | — |
| Repayment of loans from minority interests | | **(9,046)** | — |
| Dividends paid to shareholders | | **(12,972)** | (17,205) |
| Dividends paid to minority interests | | **—** | (851) |
| Net cash from financing activities | | **5,482,615** | 16,566 |
| **Net increase/(decrease) in cash and bank balances** | | **4,894,216** | (137,145) |
| Changes in exchange rates | | **3,046** | 1,743 |
| Cash and bank balances at beginning of year | | **170,952** | 306,354 |
| **Cash and bank balances at end of year** | | **5,068,214** | 170,952 |

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December 2005

| | Share capital HK$'000 | Reserves HK$'000 | Shareholders' fund HK$'000 | Minority interests HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| At 31st December 2004, as previously reported | 129,648 | 1,315,885 | 1,445,533 | 50,676 | 1,496,209 |
| Prior year adjustments | | | | | |
| Reversal of revaluation reserve for leasehold land (HKAS 17) | — | (27,363) | (27,363) | — | (27,363) |
| Decrease in amortisation of leasehold land (HKAS 17) | — | 5,133 | 5,133 | — | 5,133 |
| Transfer of leasehold land to investment properties (HKAS 40) | — | 22,230 | 22,230 | — | 22,230 |
| Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1) | — | (20,269) | (20,269) | (11,651) | (31,920) |
| As restated, before opening adjustment | 129,648 | 1,295,616 | 1,425,264 | 39,025 | 1,464,289 |
| Opening adjustment | | | | | |
| Negative goodwill written off (HKFRS 3) | — | 136 | 136 | — | 136 |
| At 1st January 2005, as restated | 129,648 | 1,295,752 | 1,425,400 | 39,025 | 1,464,425 |
| Changes in fair value of available-for-sale financial assets | — | (3,871) | (3,871) | — | (3,871) |
| Exchange differences | — | 10,740 | 10,740 | 1,259 | 11,999 |
| Net income recognised directly in equity | — | 6,869 | 6,869 | 1,259 | 8,128 |
| Acquisition of subsidiaries *(note 38a)* | 184,052 | 9,754,755 | 9,938,807 | 450,190 | 10,388,997 |
| Issue of new shares for cash | 14,600 | 1,122,971 | 1,137,571 | — | 1,137,571 |
| Issue of shares upon exercise of share options | 758 | 3,191 | 3,949 | — | 3,949 |
| Fair value of share options | — | 37,561 | 37,561 | — | 37,561 |
| Profit for the year | — | 2,395,269 | 2,395,269 | 1,436 | 2,396,705 |
| 2004 final dividend | — | (12,972) | (12,972) | — | (12,972) |
| | 199,410 | 13,300,775 | 13,500,185 | 451,626 | 13,951,811 |
| **At 31st December 2005** | **329,058** | **14,603,396** | **14,932,454** | **491,910** | **15,424,364** |
| At 31st December 2003, as previously reported | 125,893 | 1,288,370 | 1,414,263 | 44,580 | 1,458,843 |
| Prior year adjustments | | | | | |
| Reversal of revaluation reserve for leasehold land (HKAS 17) | — | (27,363) | (27,363) | — | (27,363) |
| Decrease in amortisation of leasehold land (HKAS 17) | — | 4,830 | 4,830 | — | 4,830 |
| Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1) | — | (20,199) | (20,199) | (11,610) | (31,809) |
| At 1st January 2004, as restated | 125,893 | 1,245,638 | 1,371,531 | 32,970 | 1,404,501 |
| Exchange differences | — | 1,210 | 1,210 | 305 | 1,515 |
| Net income recognised directly in equity | — | 1,210 | 1,210 | 305 | 1,515 |
| Issue of shares upon exercise of share options | 2,695 | 11,147 | 13,842 | — | 13,842 |
| Shares issued as scrip dividends | 1,060 | (1,060) | — | — | — |
| Reserves arising on scrip dividends | — | 8,318 | 8,318 | — | 8,318 |
| Profit for the year | — | 55,886 | 55,886 | 6,601 | 62,487 |
| 2003 final dividend | — | (12,690) | (12,690) | — | (12,690) |
| 2004 interim dividend | — | (12,833) | (12,833) | — | (12,833) |
| Dividends paid to minority interest | — | — | — | (851) | (851) |
| | 3,755 | 48,768 | 52,523 | 5,750 | 58,273 |
| At 31st December 2004 | 129,648 | 1,295,616 | 1,425,264 | 39,025 | 1,464,289 |

## 1. GENERAL INFORMATION

The principal activities of Galaxy Entertainment Group Limited (the "Company") (formerly known as K. Wah Construction Materials Limited) and its subsidiaries (together the "Group") are to operate in casino games of chance or games of other forms in Macau, manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China.

The Company is a limited liability company incorporated in Hong Kong and has its listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office and its principal place of business is Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

On 22nd July 2005, the Group completed the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy"). Further details of the acquisition are included in note 38(a) below. Following the acquisition, gaming and entertainment have become one of the major businesses of the Group. To better reflect this new business focus, the shareholders of the Company approved at the extraordinary general meeting duly convened and held on 12th October 2005 the change of name of the Company to "Galaxy Entertainment Group Limited" which became effective on 26th October 2005.

## 2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants under the historical cost convention as modified by the revaluation of investment properties, available-for-sale financial assets, derivative financial instruments and other investments, which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Company. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 5 below.

### (a) Changes in accounting policies

In 2005, the Group adopted the following new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and interpretations (collectively the "new HKFRSs"), which are effective for accounting periods commencing on or after 1st January 2005 and relevant to the operations of the Group:

| | |
|---|---|
| HKAS 1 | Presentation of Financial Statements |
| HKAS 2 | Inventories |
| HKAS 7 | Cash Flow Statements |
| HKAS 8 | Accounting Policies, Changes in Accounting Estimates and Errors |
| HKAS 10 | Events after the Balance Sheet Date |
| HKAS 16 | Property, Plant and Equipment |
| HKAS 17 | Leases |
| HKAS 21 | The Effects of Changes in Foreign Exchange Rates |
| HKAS 23 | Borrowing Costs |
| HKAS 24 | Related Party Disclosures |
| HKAS 27 | Consolidated and Separate Financial Statements |
| HKAS 28 | Investments in Associates |
| HKAS 31 | Interests in Joint Ventures |
| HKAS 32 | Financial Instruments: Disclosures and Presentation |
| HKAS 33 | Earnings per Share |
| HKAS 36 | Impairment of Assets |

## 2. BASIS OF PREPARATION (CONT'D)

### (a) Changes in accounting policies (Cont'd)

| | |
|---|---|
| HKAS 37 | Provisions, Contingent Liabilities and Contingent Assets |
| HKAS 38 | Intangible Assets |
| HKAS 39 | Financial Instruments: Recognition and Measurement |
| HKAS 39 (Amendment) | Transition and Initial Recognition of Financial Assets and Financial Liabilities |
| HKAS 40 | Investment Property |
| HK(SIC)-Int 12 | Consolidation — Special Purpose Entities |
| HK(SIC)-Int 13 | Jointly Controlled Entities — Non Monetary Contributions by Venturers |
| HK(SIC)-Int 15 | Operating Leases — Incentives |
| HK(SIC)-Int 21 | Income Taxes — Recovery of Revalued Non-Depreciable Assets |
| HK(IFRIC)-Int 1 | Changes in Existing Decommissioning, Restoration and Similar Liabilities |
| HKFRS 2 | Share-based Payments |
| HKFRS 3 | Business Combinations |

HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associated companies and jointly controlled entities and other disclosures in the financial statements whereas HKAS 24 has affected the identification of related parties and some other related-party disclosures. The adoption of the new HKASs 2, 7, 8, 10, 21, 23, 27, 28, 31, 33 and HK(SIC)-Ints 12, 13, 15 and 21 does not have any material effect on the accounting policies of the Group. The major changes in the accounting policies are summarised as follows:

(1) The adoption of the revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepayments of lease premiums from property, plant and equipment to leasehold land and land use rights. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss statement on a straight-line basis over the period of the lease unless the property is under development or when there is impairment, the impairment is expensed in the profit and loss statement. In previous years, the leasehold land classified under property, plant and equipment was accounted for at fair value or cost less accumulated depreciation and impairment.

(2) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss (including other investments) and available-for-sale financial assets. It has also resulted in the change in the recognition and measurement of loans and receivables, borrowings and hedging activities. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using effective interest method.

In previous years, the Group classified its investments, other than subsidiaries, associated companies and jointly controlled entities, as long-term investments and short-term investments. Securities intended to be held for identified long-term purpose or strategic reason were included in the balance sheet under non-current assets and were carried at cost less provision for impairment. The carrying amounts of individual investments were reviewed at each balance sheet date to assess for impairment. Securities which were acquired principally for the purpose of generating a profit from short-term fluctuation in prices were included in the balance sheet under current assets and were carried at fair value. In addition, long-term borrowings were included under long term liabilities at face value.

HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The comparative amounts as at 31st December 2004 have not been restated.

2. BASIS OF PREPARATION (CONT'D)

**(a) Changes in accounting policies (Cont'd)**

(3) The adoption of the revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values of investment properties are recognised in the profit and loss statement. In previous years, a deficit in valuation was charged to the profit and loss statement; an increase was first credited to the profit and loss statement to the extent of any valuation deficit previously charged and thereafter was credited to the investment properties revaluation reserve. As at 31st December 2004, the valuation of investment properties was less than their original costs and the revaluation deficits had already been charged to the profit and loss statement in previous years and there was no investment properties revaluation reserve. Consequently, no prior year adjustment on revenue reserve and investment properties revaluation reserve is required.

(4) The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities, and contingent liabilities over the cost of business combination is recognised immediately in the profit and loss statement.

In previous years, goodwill arising on acquisitions was included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill was reviewed annually and provision was made when, in the opinion of the Directors, there was impairment in value other than temporary in nature. Where the fair values ascribed to the net assets exceeded the purchase consideration, such differences were recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired. As a result of this change, the Group has adopted the transitional provision to write off the negative goodwill of HK$136,000 against the opening revenue reserve as at 1st January 2005 whereas the comparative amounts as at 31st December 2004 have not been restated.

(5) The adoption of HKAS 16, HKAS 37 and HK(IFRIC)-Int 1 has resulted in a change in the accounting policy of provision for environmental restoration and its related asset. Any changes in the measurement of provision for environmental restoration are added to or deducted from its related assets. The periodic unwinding of the discounts of the provision is recognised in the profit and loss statement as a finance cost using the effective discount rate.

In previous years, cost of the asset related to the provision for environmental restoration was not adjusted by the changes in the provision.

(6) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense in the profit and loss statement.

In previous years, the grant of share options to employees was not recognised as an expense in the profit and loss statement. The Group has applied the transitional provision under HKFRS 2. As all the outstanding share options at 31st December 2004 had vested on or before 1st January 2005, a prior year adjustment is not required.

All changes in the accounting policies require retrospective application, except HKAS 39 and HKFRS 2 for which transitional provisions are applied. As a result, the 2004 comparative figures have also been restated or amended in accordance with the relevant requirements. The effects of all the changes in accounting policies are summarised in notes (b) and (c) below.

## 2. BASIS OF PREPARATION (CONT'D)

### (b) Impact to 2005 financial statements

The following tables set out the increase/(decrease) of the relevant headings in the consolidated profit and loss statement and consolidated balance sheet for the financial year ended 31st December 2005 following the adoption of new HKFRSs:

(i) *Consolidated profit and loss statement*

| | HKAS 1 | HKASs 16, 37 and HK(IFRIC)-Int 1 | HKASs 32 and 39 | HKAS 40 | HKFRS 2 | HKFRS 3 | Total |
|---|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Cost of sales | | (3,840) | | | | | (3,840) |
| Excess of fair value of net assets acquired over cost of acquisition of subsidiaries | | | | | | 3,039,019 | 3,039,019 |
| Other operating income | | | 10,012 | | | | 10,012 |
| Administrative expenses | | | | | 37,561 | | 37,561 |
| Other operating expenses | | | | 2,500 | | | 2,500 |
| Operating profit | | | | | | | 3,012,810 |
| Finance costs | | 1,650 | 387 | | | | 2,037 |
| Share of profits less losses of | | | | | | | |
| Jointly controlled entities | (645) | | | | | | (645) |
| Associated companies | (721) | | | | | | (721) |
| Profit before taxation | | | | | | | 3,009,407 |
| Taxation | (1,366) | | | | | | (1,366) |
| Profit for the year | — | 2,190 | 9,625 | (2,500) | (37,561) | 3,039,019 | 3,010,773 |
| Attributable to: | | | | | | | |
| Shareholders of the Company | — | 1,391 | 9,625 | (2,500) | (37,561) | 3,039,019 | 3,009,974 |
| Minority interests | — | 799 | — | — | — | — | 799 |
| | — | 2,190 | 9,625 | (2,500) | (37,561) | 3,039,019 | 3,010,773 |
| Earnings per share (HK cents) | | | | | | | |
| Basic | — | 0.1 | 0.4 | (0.1) | (1.7) | 140.4 | 139.1 |
| Diluted | — | 0.1 | 0.4 | (0.1) | (1.7) | 138.8 | 137.5 |

2. BASIS OF PREPARATION (CONT'D)

**(b) Impact to 2005 financial statements (Cont'd)**

(ii) *Consolidated balance sheet*

| | HKAS 17 | HKASs 16, 37 and HK(IFRIC)-Int 1 | HKASs 32 and 39 | HKFRS 2 | HKFRS 3 | Total |
|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **Non-current assets** | | | | | | |
| Property, plant and equipment | (1,638,620) | | | | | (1,638,620) |
| Leasehold land and land use rights | 1,638,620 | | | | | 1,638,620 |
| Jointly controlled entities | | | (190,266) | | | (190,266) |
| Available-for-sale financial assets | | | (3,871) | | | (3,871) |
| Other non-current assets | | 120,930 | | | | 120,930 |
| **Current assets** | | | | | | |
| Debtors and prepayments | | | 190,266 | | | 190,266 |
| Other investments | | | 10,012 | | | 10,012 |
| **Total assets** | — | 120,930 | 6,141 | — | — | 127,071 |
| **Equity** | | | | | | |
| Other reserves | | | (3,871) | 37,561 | | 33,690 |
| Revenue reserve | | (18,878) | 10,399 | (37,561) | 3,039,155 | 2,993,115 |
| Minority interests | | (10,852) | (94,288) | | | (105,140) |
| **Total equity** | | | | | | 2,921,665 |
| **Non-current liabilities** | | | | | | |
| Borrowings | | | (312) | | | (312) |
| Negative goodwill | | | | | (3,039,155) | (3,039,155) |
| Provisions | | 144,360 | | | | 144,360 |
| **Current liabilities** | | | | | | |
| Creditors and accruals | | 6,300 | 94,288 | | | 100,588 |
| Current portion of borrowings | | | (75) | | | (75) |
| **Total liabilities** | | | | | | (2,794,594) |
| **Total equity and liabilities** | — | 120,930 | 6,141 | — | — | 127,071 |

## 2. BASIS OF PREPARATION (CONT'D)

### (c) Impact to 2004 financial statements

The following tables set out the impact made in accordance with the respective new HKFRSs as set out above to each of the relevant headings in the consolidated profit and loss statement and consolidated balance sheet as previously reported in the financial statements for the year ended 31st December 2004:

(i) *Consolidated profit and loss statement*

| | As previously reported | HKAS 1 | HKAS 17 | HKAS 40 | HKASs 16, 37 and HK(IFRIC)-Int 1 | Restated |
|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Turnover | 1,299,143 | | | | | 1,299,143 |
| Cost of sales | (1,248,459) | | 303 | | 3,819 | (1,244,337) |
| Gross profit | 50,684 | | | | | 54,806 |
| Other revenues | 21,355 | | | | | 21,355 |
| Other operating income | 27,218 | | | 22,230 | | 49,448 |
| Administrative expenses | (54,376) | | | | | (54,376) |
| Other operating expenses | (15,084) | | | | | (15,084) |
| Operating profit | 29,797 | | | | | 56,149 |
| Finance costs | (3,864) | | | | (3,930) | (7,794) |
| Share of profits less losses of | | | | | | |
| Jointly controlled entities | 14,622 | (756) | | | | 13,866 |
| Associated companies | 3,371 | (810) | | | | 2,561 |
| Profit before taxation | 43,926 | | | | | 64,782 |
| Taxation | (3,861) | 1,566 | | | | (2,295) |
| Profit for the year | 40,065 | — | 303 | 22,230 | (111) | 62,487 |
| Attributable to: | | | | | | |
| Shareholders of the Company | 33,423 | — | 303 | 22,230 | (70) | 55,886 |
| Minority interests | 6,642 | — | — | — | (41) | 6,601 |
| | 40,065 | — | 303 | 22,230 | (111) | 62,487 |
| Earnings per share (HK cents) | | | | | | |
| Basic | 2.6 | — | — | 1.8 | — | 4.4 |
| Diluted | 2.6 | — | — | 1.7 | — | 4.3 |

## 2. BASIS OF PREPARATION (CONT'D)

### (c) Impact to 2004 financial statements (Cont'd)

(ii) *Consolidated balance sheet*

| | As previously reported HK$'000 | HKASs 32 and 39 HK$'000 | HKASs 17 and 40 HK$'000 | HKASs 16, 37 and HK(IFRIC)-Int 1 HK$'000 | Restated HK$'000 |
|---|---|---|---|---|---|
| **Non-current assets** | | | | | |
| Property, plant and equipment | 787,028 | | (320,145) | | 466,883 |
| Investment properties | — | | 65,500 | | 65,500 |
| Leasehold land and land use rights | — | | 254,645 | | 254,645 |
| Jointly controlled entities | 382,136 | (133,893) | | | 248,243 |
| Associated companies | 18,650 | | | | 18,650 |
| Available-for-sale financial assets | — | 152,375 | | | 152,375 |
| Other non-current assets | 272,834 | (152,375) | | 136,049 | 256,508 |
| | 1,460,648 | | | | 1,462,804 |
| **Current assets** | | | | | |
| Inventories | 93,175 | | | | 93,175 |
| Debtors and prepayments | 547,604 | 133,893 | | | 681,497 |
| Tax recoverable | 1,938 | | | | 1,938 |
| Other investments | 4,217 | | | | 4,217 |
| Cash and bank balances | 170,952 | | | | 170,952 |
| | 817,886 | | | | 951,779 |
| **Total assets** | 2,278,534 | — | — | 136,049 | 2,414,583 |
| **Equity** | | | | | |
| Share capital | 129,648 | | | | 129,648 |
| Other reserves | 587,049 | | (27,363) | | 559,686 |
| Revenue reserve | 728,836 | | 27,363 | (20,269) | 735,930 |
| Shareholders' funds | 1,445,533 | | | | 1,425,264 |
| Minority interests | 154,010 | (103,334) | | (11,651) | 39,025 |
| **Total equity** | 1,599,543 | | | | 1,464,289 |
| **Non-current liabilities** | | | | | |
| Borrowings | 311,580 | | | | 311,580 |
| Deferred taxation liabilities | 13,884 | | | | 13,884 |
| Negative goodwill | 136 | | | | 136 |
| Provisions | — | | | 180,873 | 180,873 |
| | 325,600 | | | | 506,473 |
| **Current liabilities** | | | | | |
| Creditors and accruals | 341,995 | 103,334 | | (12,904) | 432,425 |
| Borrowings | 10,000 | | | | 10,000 |
| Taxation payable | 1,396 | | | | 1,396 |
| | 353,391 | | | | 443,821 |
| **Total liabilities** | 678,991 | | | | 950,294 |
| **Total equity and liabilities** | 2,278,534 | — | — | 136,049 | 2,414,583 |

## 2. BASIS OF PREPARATION (CONT'D)

### (d) Standards, amendments and interpretations to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1st January 2006 or later periods but which the Group has not early adopted, as follows:

*Effective for the year ending 31st December 2006*

| | |
|---|---|
| HKAS 19 (Amendment) | Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures |
| HKAS 21 (Amendment) | The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation |
| HKAS 39 (Amendment) | Cash Flow Hedge Accounting of Forecast Intragroup Transactions |
| HKAS 39 (Amendment) | The Fair Value Option |
| HKAS 39 and HKFRS 4 (Amendment) | Financial Instruments: Recognition and Measurement and Insurance Contracts — Financial Guarantee Contracts |
| HKFRS 6 | Exploration for and Evaluation of Mineral Resources |
| HK(IFRIC)-Int 4 | Determining whether an Arrangement contains a Lease |
| HK(IFRIC)-Int 5 | Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds |
| HK(IFRIC)-Int 6 | Liabilities arising from Participating in a Specific Market — Waster Electrical and Electronic Equipment |

*Effective for the year ending 31st December 2007*

| | |
|---|---|
| HKFRS 7 and Amendment to HKAS 1 | Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements — Capital Disclosures |
| HK(IFRIC)-Int 7 | Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies |

The HKFRS 4 (Amendment) and HKAS 39 (Amendment) requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The Company regards its financial guarantees provided to its subsidiaries as insurance contracts.

The Group has already commenced an assessment of the impact of the other new standards, amendments and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for those stated in note 2(a) above.

### 3.1 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31st December and the share of post acquisition results and reserves of its jointly controlled entities and associated companies attributable to the Group.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill not yet written off.

### 3.2 Subsidiaries

Subsidiaries are companies in which the Group has the power to exercise control governing the financial and operating policies of the company, generally accompanying a direct or indirect shareholding of more than half the voting power or holds more than half of the issued equity capital. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries are carried at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

### 3.3 Minority interests

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals of equity interests to minority interests result in gains and losses for the Group that are recorded in the profit and loss statement. Purchases of equity interests from minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary being acquired.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### 3.4 Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the share of results of the Group is included in the consolidated profit and loss statement and the share of net assets of the Group is included in the consolidated balance sheet.

In the balance sheet of the Company, investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

### 3.5 Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management, accompanying a shareholding of between 20% to 50% of the voting rights.

Investments in associated companies are accounted for under the equity method of accounting and are initially recognised at cost. The investments in associated companies of the Group include goodwill, net of any accumulated impairment loss, identified on acquisition.

The share of post-acquisition profits or losses of associated companies attributable to the Group is recognised in the profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the share of losses of the Group in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the interest in the associated companies held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

### 3.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary, jointly controlled entity and associated company attributable to the Group at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Goodwill on acquisition of subsidiaries is included in intangible assets while goodwill on acquisition of jointly controlled entities and associated companies is included in investments in jointly controlled entities and associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognised directly in the profit and loss statement.

## 3. SJMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### 3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance are expensed in the profit and loss statement during the financial period in which they are incurred.

No depreciation is provided on assets under construction until it is completed and is ready in use. Buildings on leasehold land and improvements are depreciated over their respective lease periods using the straight-line method. Depreciation of other property, plant and equipment is calculated using the straight-line method over their estimated useful lives as follows:

| | |
|---|---|
| Plant and machinery | 5 to 25% |
| Gaming equipment | 20 to 33.3% |
| Other assets | 10 to 33.3% |

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group.

The residual values and useful lives of the assets are reviewed and adjusted if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its recoverable amount, it is written down immediately to its estimated recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement.

### 3.8 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on valuations carried out annually by external valuers. Changes in fair values are recognised in the profit and loss statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment. However, if the fair value gives rise to a reversal of the previous impairment loss, this write-back is recognised in the profit and loss statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

**3.9 Gaming licence**

Gaming licence represents the fair value of licence acquired and is amortised over its estimated useful lives on a straight line basis.

**3.10 Computer software**

Costs incurred to acquire and bring to use the specific computer software licences are capitalised and are amortised over their estimated useful lives of three years on a straight line basis. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

**3.11 Impairment of assets**

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

**3.12 Deferred expenditure**

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. Quarry site improvements represent estimated costs for environmental restoration and any changes in the estimates are adjusted in the carrying value of the quarry site improvements. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

**3.13 Investments**

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss (including other investments), loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments are acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss (including other investments)*

Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets carried at fair value through profit or loss are initially recognised at fair value and subsequently, carried at fair value. Transaction costs are expensed in the profit and loss statement.

(b) *Loans and receivables*

Loans and receivables are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Loans and receivables are carried at amortised cost using the effective interest method.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### 3.13 Investments (Cont'd)

(c) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date. Available-for-sale financial assets are initially recognised at fair value plus transaction cost and subsequently carried at fair value.

Regular way purchases and sales of investments are recognised on trade-date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Unrealised gains and losses arising from changes in fair value non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances of the issuer.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss statement is removed from equity and recognised in the profit and loss statement. Impairment losses recognised in the profit and loss statement on equity instruments are not reversed through the profit and loss statement.

### 3.14 Derivative financial instruments

Derivative financial instruments mainly represent put option of shares, are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recognised in the profit and loss statement.

### 3.15 Debtors and prepayments

Debtors and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of debtors and prepayments is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

**3.16 Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost of construction materials is calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Cost of playing cards is determined using the first-in, first-out method. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

**3.17 Cash and cash equivalents**

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

**3.18 Share capital**

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When the Company re-purchases its equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the equity holders and the shares are cancelled.

**3.19 Borrowings**

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

**3.20 Leases**

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the remaining lease liability. The corresponding lease obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the profit and loss statement over the lease periods. Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of the leasehold land and land use rights is capitalised under the relevant assets when the property on the leasehold land is under construction.

**3.21 Provisions**

Provisions, including environmental restoration and legal claims, are recognised when there is a present legal or constructive obligation as a result of past events, and it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognised for future operating losses. The periodic unwinding of the discounts of the provision is recognised in the profit and loss statement as a finance cost using the effective discount rate. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### 3.22 Deferred taxation

*Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax* bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

### 3.23 Employee benefits

(a) *Employees entitlement, benefits and bonus*

*Contributions to defined contribution retirement schemes are* charged to the profit and loss statement in the financial period to which the contributions relate.

Employee entitlements to annual and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b) *Share-based compensation*

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss statement with a corresponding adjustment to equity.

### 3.24 Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the assets for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the year in which they are incurred.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### 3.25 Revenue recognition

Revenue is shown, net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenues are recognised as follows:

(a) *Gaming operations*

Revenues from gaming operations, representing the net gaming wins, is recognised when the relevant services have been rendered and is measured at the entitlement of economic inflows of the Group from the business.

(b) *Construction materials*

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

(c) *Rental income*

Rental income, net of any incentives given to the lessee, is recognised over the periods of the respective leases on a straight-line basis.

(d) *Administrative fee*

Administrative fee is recognised when the services have been rendered.

(e) *Interest income*

Interest income is recognised on a time proportion basis using the effective interest method, taking into account the principal amounts outstanding and the interest rates applicable.

(f) *Dividend income*

Dividend income is recognised when the right to receive payment is certain.

### 3.26 Foreign currencies

(a) *Functional and presentation currency*

Transactions included in the financial statements of each of the entities in the Group are measured using the currency of the primary economic environment in which the Group operates (the "functional currency"). The functional and presentation currency of the Company is Hong Kong dollars.

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rates ruling at the balance sheet date are recognised in the profit and loss statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items of equity instruments held at fair value through profit or loss is reported as part of the fair value gain or loss. Translation difference on non-monetary items of equities classified as available-for-sale financial assets is included in the reserve in equity.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### 3.26 Foreign currencies (Cont'd)

(c) *Group companies*

The results and financial position of all the entities in the Group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

### 3.27 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

### 3.28 Dividend distribution

Dividend distribution to the shareholders of the Company is recognised as a liability in the financial statements in the period in which the dividend payable becomes legal and constructive obligations of the Company.

## 4. FINANCIAL RISK MANAGEMENT

### 4.1 Financial risk factors

The Group activities expose it to a variety of financial risks, including credit risk, liquidity risk, cash flow and fair value interest rate risk, foreign exchange risk and price risk. The overall risk management programme of the Group focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Financial risk management is carried out by the Finance Department under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments and investing excess liquidity.

(a) *Credit risk*

The Group has no significant concentration of credit risk with any single counterparty or group of counterparties. The Group has policies in place to ensure that sales of construction materials are made to customers with an appropriate credit history.

The Group does not currently provide credit to players of gaming.

4. FINANCIAL RISK MANAGEMENT (CONT'D)

**4.1 Financial risk factors (Cont'd)**

(b) *Liquidity risk*

Liquidity risk is the risk that the Group is unable to meet its current obligations when they fall due.

The Group measures and monitors its liquidity through the maintenance of prudent ratios regarding the liquidity structure of the overall assets, liabilities, loans and commitments of the Group.

The Group also maintains a conservative level of liquid assets to ensure the availability of sufficient cash flows to meet any unexpected and material cash requirements in the course of ordinary business. In addition, standby facilities are established to provide contingency liquidity support.

(c) *Cash flow and fair value interest rate risk*

Interest rate risk is the risk that the position of the Group may be adversely affected by the change in market interest rates.

The Group follows a policy of developing long-term banking facilities to match its long-term investments in Hong Kong, Macau and Mainland China. The policy also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise.

The interest rate risk of the Group arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps, when deemed necessary. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The Group generally raises long-term borrowings at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed initially at fixed rates. Under the interest rate swaps, the Group agrees with counterparties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

(d) *Foreign exchange risk*

The Group operates in Hong Kong, Macau and Mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Renminbi and Macau Patacas.

Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the functional currency of the Group.

The Group has no significant foreign exchange risk due to limited foreign currency transactions. Translation exposure arising on consolidation of the net assets of entities denominated in foreign currencies is accounted for in the foreign exchange reserve.

(e) *Price risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified either as available-for-sale financial assets or other investments. The Group is not exposed to commodity price risk.

## 4. FINANCIAL RISK MANAGEMENT (CONT'D)

### 4.2 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

In assessing the fair value of non-trading securities and other financial assets, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

The nominal values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year; including debtors and prepayments, creditors and accruals and current borrowings are assumed to approximate their fair values.

## 5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, such as discount rates, future profitability and growth rates.

(b) Impairment of gaming licence

Gaming licence represents the fair value of licence acquired on the acquisition of Galaxy and is amortised on a straight line basis over its estimated useful life, which is currently seventeen years. The Group tests whether the licence has suffered any impairment based on value-in-use calculations. The methodologies are based upon estimates of future results, assumptions as to income and expenses of the business, future economic conditions on growth rates and estimation of the future returns.

(c) Useful lives of property, plant and equipment

The management determines the estimated useful lives and residual values for its property, plant and equipment. Management will revise the depreciation charge where useful lives are different from previously estimated ones, or it will write-off or write-down obsolete or non-strategic assets that have been abandoned or sold.

(d) Fair value of investment properties

The fair values of investment properties are determined by independent valuers on an open market for existing use basis. In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates based on an estimation of the rental income and related expenses. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

## 5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONT'D)

(e) Impairment of available-for-sale financial assets

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The fair value also reflects the discounted cashflows that could be expected from the ultimate sale after deducting the estimated expenses directly associated with the sale.

(f) Provisions

The Group carries out environmental restoration for its quarry sites. Management estimates the related provision for future environmental restoration based on an estimate of future expenditure for the restoration. These provisions require the use of different assumptions, such as discount rates for the discounting of non-current provision due to time value of money, the timing and extents of cash outflows.

(g) Share-based payments

The fair value of option granted is estimated by independent professional valuers based on various assumptions on volatility, life of options, dividend paid out rate and annual risk-free interest rate, excluding the impact of any non-market vesting conditions, which generally represent the best estimate of the fair value of the share options at date of grant.

(h) Income taxes

The Group is subject to income taxes in a number of jurisdictions. Significant judgement is required in determining the provision for income taxes for each entity in the Group. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

## 6. SEGMENT INFORMATION

The Group is principally engaged in the operation in casino games of chance or games of other forms, manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, tax recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions. There are no sales or trading transaction between the business segments.

## 6. SEGMENT INFORMATION (CONT'D)

A summary of the business segments for the year ended 31st December 2005 is set out as follows:

| | Gaming and entertainment | Construction materials | Unallocated | Total |
|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Turnover | **66,213** | **1,225,714** | **—** | **1,291,927** |
| Other revenues | **2,095** | **13,721** | **36,213** | **52,029** |
| Operating profit | **2,624,750** | **3,683** | **(38,343)** | **2,590,090** |
| Finance costs | | | | **(116,423)** |
| Share of profits less losses of | | | | |
| Jointly controlled entities | **—** | **(77,975)** | **—** | **(77,975)** |
| Associated companies | **—** | **2,696** | **—** | **2,696** |
| Profit before taxation | | | | **2,398,388** |
| Taxation | | | | **(1,683)** |
| Profit for the year | | | | **2,396,705** |
| Capital expenditure | **(19,076,899)** | **(73,337)** | **—** | **(19,150,236)** |
| Depreciation | **(765)** | **(76,857)** | **—** | **(77,622)** |
| Amortisation | **(418,844)** | **(39,602)** | **—** | **(458,446)** |
| Excess of fair value of net assets acquired over cost of acquisition of subsidiaries | **3,039,019** | **—** | **—** | **3,039,019** |
| Impairment of property, plant and equipment | **—** | **(13,070)** | **—** | **(13,070)** |
| Impairment of debtors and other receivables | **—** | **(28,500)** | **—** | **(28,500)** |
| Impairment of available-for-sale financial assets | **—** | **—** | **(1,505)** | **(1,505)** |
| Segment assets | **18,808,799** | **1,842,757** | **5,435,587** | **26,087,143** |
| Jointly controlled entities | **—** | **279,432** | **—** | **279,432** |
| Associated companies | **—** | **21,346** | **—** | **21,346** |
| Total assets | | | | **26,387,921** |
| Segment liabilities | **900,262** | **570,923** | **9,492,372** | **10,963,557** |

Since the Group acquired Galaxy, which carries out the gaming and entertainment business, in July 2005, there was only one business segment in 2004. Accordingly, the business segment for 2004 is not presented.

## 6. SEGMENT INFORMATION (CONT'D)

A summary of the geographical segments is set out as follows:

| | Turnover | Capital expenditure | Total assets |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| **Year ended 31st December 2005** | | | |
| Hong Kong | **493,504** | **11,232** | **1,078,696** |
| Macau | **126,936** | **19,112,855** | **24,094,083** |
| Mainland China | **671,487** | **26,149** | **1,215,142** |
| | **1,291,927** | **19,150,236** | **26,387,921** |
| Year ended 31st December 2004 | | | |
| Hong Kong | 461,800 | 10,303 | 1,156,580 |
| Mainland China | 837,343 | 62,736 | 1,258,003 |
| | 1,299,143 | 73,039 | 2,414,583 |

## 7. TURNOVER AND OTHER REVENUES

| | 2005 | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Turnover | | |
| Sales of construction materials | **1,225,714** | 1,299,143 |
| Revenues from gaming operations *(note a)* | **66,213** | — |
| | **1,291,927** | 1,299,143 |
| Other revenues | | |
| Rental income | **13,721** | 13,138 |
| Interest income | | |
| Loan to a fellow subsidiary | **—** | 579 |
| Loans to jointly controlled entities *(note 25b)* | **2,532** | 981 |
| Other receivables | **—** | 3,940 |
| Bank deposits | **20,257** | 1,396 |
| Deferred receivable *(note 23a)* | **703** | 1,321 |
| Administrative fee | **2,095** | — |
| Dividend income from unlisted investments | **12,721** | — |
| | **52,029** | 21,355 |
| | **1,343,956** | 1,320,498 |

7. TURNOVER AND OTHER REVENUES (CONT'D)

(a) The Group currently operates its first city club casino, Waldo Casino, for which the Group has entered into agreements (the "Waldo Agreements") with certain parties (the "Service Providers") for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Waldo Agreements, the Service Providers undertake for the provision of a steady flow of customers to the Waldo Casino and for procuring and or introducing customers to the Waldo Casino. The Service Providers also agree to indemnify the Group against substantially all risks arising under the lease with Waldo Hotel Limited; and to guarantee payments by Galaxy of certain operating and administrative expenses. In addition, the Service Providers have guaranteed a minimum return to the Group regardless of the operating results of the gaming activities of the Waldo Casino. Revenues attributable to the Group are determined by reference to various rates on the net gaming wins. After the special gaming tax and funds payment to the Macau Government, the remaining net gaming wins and revenues from gaming operations less all the relevant operating and administrative expenses of Waldo Casino belong to the Service Providers.

The revenues and expenses related to the gaming operations of Waldo Casino in 2005 since the acquisition of Galaxy, are summarised as follows:

| | ***HK$'000*** |
|---|---|
| Net gaming wins | **1,570,687** |
| Tips and other income | **12,207** |
| Interest income | **5,510** |
| | **1,588,404** |
| Operating expenses | |
| Special gaming tax and funds to the Macau Government | **(628,882)** |
| Commission and allowances to promoters | **(611,322)** |
| Depreciation and amortisation | **(3,044)** |
| Staff costs | **(108,304)** |
| Operating lease rental | **(12,500)** |
| Other operating and administrative | **(17,326)** |
| | **(1,381,378)** |
| Contribution from gaming operations | **207,026** |
| Net entitlements of the Service Providers | **(140,813)** |
| Revenues from gaming operations attributable to the Group | **66,213** |

## 8. OPERATING PROFIT

| | **2005** **HK$'000** | 2004 HK$'000 |
|---|---|---|
| Operating profit is stated after crediting: | | |
| Gain on disposal of available-for-sale financial assets | **36,554** | — |
| Change in fair value of derivative financial instrument | **2,074** | — |
| Change in fair value of listed investments | **6,522** | — |
| Change in fair value of investment properties | **—** | 22,230 |
| Foreign exchange gain | **—** | 823 |
| Amortisation of negative goodwill | **—** | 632 |
| and after charging: | | |
| Depreciation | **77,622** | 70,825 |
| Amortisation | | |
| Quarry site development | **1,905** | 1,780 |
| Overburden removal costs | **16,192** | 16,400 |
| Gaming licence | **418,762** | — |
| Computer software | **82** | — |
| Quarry site improvements | **15,120** | 15,120 |
| Leasehold land and land use rights *(note a)* | **6,385** | 6,305 |
| Operating lease rental | | |
| Land and buildings | **9,049** | 13,067 |
| Plant and machinery | **3,607** | — |
| Royalty | **5,906** | 5,003 |
| Loss on disposal of property, plant and equipment | **107** | 1,109 |
| Cost of inventories sold | **1,062,157** | 1,141,258 |
| Staff costs, including Directors' remuneration *(note b)* | **254,802** | 163,353 |
| Impairment of available-for-sale financial assets | **1,505** | 2,880 |
| Impairment of property, plant and equipment | **13,070** | — |
| Impairment of debtors and other receivables | **28,500** | — |
| Loss on disposal of listed investments | **—** | 2,893 |
| Unrealised loss of listed investments | **—** | 933 |
| Change in fair value of investment properties | **2,500** | — |
| Foreign exchange loss | **1,681** | — |
| Outgoings in respect of investment properties | **652** | 270 |
| Auditors' remuneration | | |
| Audit services | **1,847** | 1,038 |
| Non-audit services *(note c)* | **262** | 190 |

(a) Amortisation of leasehold land and land use rights is stated after amount capitalised in assets under construction of HK$52,636,000 (2004: nil).

(b) Staff costs include share option expenses of HK$37,561,000 (2004: nil).

(c) Non-audit services is stated after amount capitalised in cost of acquisitions and included as amortised cost of notes payable in the aggregate of HK$7,322,000 (2004: nil).

## 9. MANAGEMENT REMUNERATION

### (a) Directors' remuneration

| | Fees | Salary, allowance and benefit in kind | Discretionary bonuses | Pension scheme contributions | Share options (note d) | Total |
|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| **Executive Directors** | | | | | | |
| Dr. Lui Che Woo | 80 | — | — | — | 3,058 | 3,138 |
| Mr. Francis Lui Yiu Tung | 80 | 2,082 | 156 | 196 | 6,453 | 8,967 |
| Mr. Chan Kai Nang | 80 | 2,103 | — | 80 | 127 | 2,390 |
| Mr. Joseph Chee Ying Keung | 57 | 1,874 | 125 | 163 | 127 | 2,346 |
| Mr. William Lo Chi Chung | 57 | — | 500 | — | 1,653 | 2,210 |
| Ms. Paddy Tang Lui Wai Yu | 80 | — | — | — | 3,278 | 3,358 |
| | 434 | 6,059 | 781 | 439 | 14,696 | 22,409 |
| **Non-executive Directors** | | | | | | |
| Dr. Charles Cheung Wai Bun | 160 | — | — | — | 118 | 278 |
| Mr. Moses Cheng Mo Chi | 160 | — | — | — | 94 | 254 |
| Mr. James Ross Ancell | 114 | — | — | — | 118 | 232 |
| Dr. William Yip Shue Lam | 1 | — | — | — | 118 | 119 |
| Mr. Yip Hing Chung | 33 | — | — | — | — | 33 |
| | 468 | — | — | — | 448 | 916 |
| **Total 2005** | **902** | **6,059** | **781** | **439** | **15,144** | **23,325** |
| Total 2004 | 390 | 5,655 | — | 408 | 181 | 6,634 |

### (b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2004: three) Directors whose emoluments are reflected in note (a) above. The emoluments of the remaining two individuals (2004: two) are as follows:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Salaries and other emoluments | **3,129** | 5,040 |
| Discretionary bonuses | **500** | — |
| Retirement benefits | **142** | 186 |
| Share options *(note d)* | **5,459** | — |
| | **9,230** | 5,226 |

9. MANAGEMENT REMUNERATION (CONT'D)

**(b) Five highest paid individuals (Cont'd)**

The emoluments of these individuals fell within the following bands:

| | Number of individuals | |
|---|---|---|
| | **2005** | 2004 |
| HK$2,000,001 – HK$2,500,000 | **—** | 1 |
| HK$3,000,001 – HK$3,500,000 | **—** | 1 |
| HK$3,500,001 – HK$4,000,000 | **1** | — |
| HK$5,000,001 – HK$5,500,000 | **1** | — |
| | **2** | 2 |

**(c) Retirement benefit schemes**

In Hong Kong, the Group makes monthly contributions to the Mandatory Provident Fund (MPF) Scheme equal to 5% of the employee's relevant income in compliance with the legislative requirement. In addition, the Group also makes defined top-up contributions to the same scheme or the Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstance. For the top-up schemes, the Group's contributions to the schemes may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the Schemes are held separately from those of the Group in independently administered funds.

The Group also operates a defined contribution scheme for eligible employees in Macau. The Galaxy Staff Pension Fund Scheme is established and managed by an independent management company appointed by the Group. The scheme is a unitised scheme. Both the Group and the employees make equal share of monthly contributions to the scheme. The employee's standard contribution is deducted from the employee's monthly salary by the Group and paid to the management company.

Employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 6% to 22.5%, dependent upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$15,443,000 (2004: HK$12,307,000), after deducting forfeitures of HK$434,000 (2004: HK$419,000), leaving HK$171,000 (2004: HK$47,000) available to reduce future contributions.

**(d) Share options**

The value of the share options granted to the Directors and employees under the share option scheme of the Company represents the fair value of these options charged to the profit and loss statement for the year in accordance with HKFRS 2. The remuneration for 2004 does not include any value for the share options granted since HKFRS 2 becomes effective for 2005 but does not require retrospective application for share options vested on or before 1st January 2005.

## 10. FINANCE COSTS

| | 2005<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|
| Interest expenses | | |
| Bank loans and overdrafts | **18,910** | 3,864 |
| Fixed rate notes wholly repayable within five years | **78,425** | — |
| Guaranteed floating rate notes wholly repayable within five years | **9,283** | — |
| Guaranteed fixed rate notes not wholly repayable within five years | **12,996** | — |
| Obligations under finance leases wholly repayable within five years | **24** | — |
| Other borrowing costs | **1,650** | 3,930 |
| | **121,288** | 7,794 |
| Amount capitalised in assets under construction | **(4,865)** | — |
| | **116,423** | 7,794 |

## 11. TAXATION

| | 2005<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|
| Hong Kong profits tax | **1,049** | 78 |
| Mainland China income tax | **634** | 2,217 |
| | **1,683** | 2,295 |

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

## 11. TAXATION (CONT'D)

The taxation on the profit before taxation of the Group differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, is as follows:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Profit before taxation | **2,398,388** | 64,782 |
| Share of profits less losses of | | |
| Jointly controlled entities | **77,975** | (13,866) |
| Associated companies | **(2,696)** | (2,561) |
| | **2,473,667** | 48,355 |
| Tax calculated at applicable tax rate | **(288,893)** | (2,694) |
| Income under tax relief | **4,292** | 10,281 |
| Income not subject to tax | **372,607** | 111 |
| Expenses not deductible for tax purpose | **(87,888)** | (2,028) |
| Utilisation of previously unrecognised tax losses | **5,393** | 662 |
| Tax losses not recognised | **(7,111)** | (8,950) |
| (Under)/over provision of tax | **(83)** | 323 |
| Taxation charge | **(1,683)** | (2,295) |

## 12. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$147,264,000 (2004: profit of HK$31,573,000).

## 13. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the year is based on the following:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Profit for calculation of basic and diluted earnings per share | **2,395,269** | 55,886 |

| | **Number of shares** | |
|---|---|---|
| | ***2005*** | *2004* |
| Weighted average number of shares for calculating basic earnings per share | **2,164,208,891** | 1,276,188,991 |
| Effect of dilutive potential shares: | | |
| Share options | **25,507,219** | 23,183,947 |
| Weighted average number of shares for calculating diluted earnings per share | **2,189,716,110** | 1,299,372,938 |

## 14. DIVIDENDS

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Interim (2004: scrip with a cash option) | — | 12,833 |
| Final (2004: 1 cent per share) | — | 12,972 |
| | — | 25,805 |

The Board of Directors has resolved not to recommend any final dividend for the year ended 31st December 2005 (2004: 1 cent per share).

## 15. PROPERTY, PLANT AND EQUIPMENT

**Group**

| | Buildings HK$'000 | Leasehold improvements HK$'000 | Plant and machinery HK$'000 | Gaming equipment HK$'000 | Other assets HK$'000 | Assets under construction HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| At 31st December 2004, as restated | 40,295 | 32,546 | 700,383 | — | 256,681 | — | 1,029,905 |
| Exchange differences | 900 | 61 | 5,168 | — | 3,702 | — | 9,831 |
| Acquisition of subsidiaries | — | 1,962 | — | 30,873 | 11,318 | 333,085 | 377,238 |
| Additions | 578 | 1,271 | 24,465 | 91 | 22,936 | 419,221 | 468,562 |
| Disposals | — | (1,062) | (3,872) | — | (11,699) | — | (16,633) |
| At 31st December 2005 | 41,773 | 34,778 | 726,144 | 30,964 | 282,938 | 752,306 | 1,868,903 |
| Accumulated depreciation and impairment | | | | | | | |
| At 31st December 2004, as restated | 4,668 | 24,153 | 396,713 | — | 137,488 | — | 563,022 |
| Exchange differences | 97 | 12 | 1,792 | — | 1,310 | — | 3,211 |
| Charge for the year | 1,273 | 2,113 | 49,530 | 1,950 | 25,664 | — | 80,530 |
| Disposals | — | (176) | (3,560) | — | (11,699) | — | (15,435) |
| Impairment | 1,698 | — | 10,702 | — | 670 | — | 13,070 |
| At 31st December 2005 | 7,736 | 26,102 | 455,177 | 1,950 | 153,433 | — | 644,398 |
| Net book value | | | | | | | |
| **At 31st December 2005** | **34,037** | **8,676** | **270,967** | **29,014** | **129,505** | **752,306** | **1,224,505** |
| Cost | | | | | | | |
| At 31st December 2003, as restated | 24,068 | 31,983 | 668,523 | — | 262,314 | — | 986,888 |
| Additions | 16,227 | 563 | 42,448 | — | 6,258 | — | 65,496 |
| Disposals | — | — | (10,588) | — | (11,891) | — | (22,479) |
| At 31st December 2004 | 40,295 | 32,546 | 700,383 | — | 256,681 | — | 1,029,905 |
| Accumulated depreciation | | | | | | | |
| At 31st December 2003, as restated | 2,399 | 22,299 | 360,423 | — | 122,563 | — | 507,684 |
| Charge for the year | 2,269 | 1,854 | 42,782 | — | 23,920 | — | 70,825 |
| Disposals | — | — | (6,492) | — | (8,995) | — | (15,487) |
| At 31st December 2004 | 4,668 | 24,153 | 396,713 | — | 137,488 | — | 563,022 |
| Net book value | | | | | | | |
| At 31st December 2004 | 35,627 | 8,393 | 303,670 | — | 119,193 | — | 466,883 |

(a) Other assets comprise barges, furniture and equipment and motor vehicles.

(b) The net book amount of gaming equipment held under finance leases amounts to HK$382,000 (2004: nil).

(c) During the year, borrowing costs of HK$4,865,000 (2004: nil) arising on financing specifically entered into for the construction of a building, as well as amortisation of prepayments of lease premium of HK$52,636,000 (2004: nil), have been capitalised and included in assets under construction. A capitalisation rate of 4.8% was used, representing the borrowing cost of the loan used to finance the project.

## 16. INVESTMENT PROPERTIES

| | Group 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| At valuation | | |
| Beginning of the year | **65,500** | 42,000 |
| Transfer from leasehold land and land use rights | **—** | 1,270 |
| Change in fair value | **(2,500)** | 22,230 |
| End of the year | **63,000** | 65,500 |

Investment properties are held under leases of 10 to 50 years in Hong Kong and were valued at 31st December 2005 on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

## 17. LEASEHOLD LAND AND LAND USE RIGHTS

| | Group 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Net book value at beginning of the year, as restated | **254,645** | 258,416 |
| Additions | **47,215** | 3,804 |
| Acquisition of subsidiaries *(note 38a)* | **1,395,781** | — |
| Transfer to investment properties | **—** | (1,270) |
| Amortisation | **(59,021)** | (6,305) |
| Net book value at end of the year | **1,638,620** | 254,645 |
| Cost | **1,743,328** | 300,332 |
| Accumulated amortisation | **(104,708)** | (45,687) |
| Net book value | **1,638,620** | 254,645 |
| Leases of between 10 to 50 years | | |
| In Hong Kong | **245,369** | 251,302 |
| Outside Hong Kong | **1,393,251** | 3,343 |
| | **1,638,620** | 254,645 |

Leasehold land in Hong Kong with net book values of HK$221,290,000 (2004: HK$226,628,000) has been pledged as securities for the bank borrowings (note 31).

## 18. INTANGIBLE ASSETS

**Group**

| | Goodwill<br>*HK$'000* | Gaming licence<br>*HK$'000* | Computer software<br>*HK$'000* | Total<br>*HK$'000* |
|---|---|---|---|---|
| Cost | | | | |
| At 31st December 2004 | — | — | — | — |
| Acquisition of subsidiaries | 24,259 | 16,887,329 | 1,620 | 16,913,208 |
| Additions | — | — | 141 | 141 |
| At 31st December 2005 | 24,259 | 16,887,329 | 1,761 | 16,913,349 |
| Accumulated amortisation | | | | |
| At 31st December 2004 | — | — | — | — |
| Charge for the year | — | 418,762 | 218 | 418,980 |
| At 31st December 2005 | — | 418,762 | 218 | 418,980 |
| Net book value | | | | |
| **At 31st December 2005** | **24,259** | **16,468,567** | **1,543** | **16,494,369** |
| At 31st December 2004 | — | — | — | — |

Goodwill is allocated to the Group's cash-generating units identified according to country of operation and business segment. At 31st December 2005, the goodwill is allocated to the construction materials segment in Macau. The recoverable amount of the business unit is determined based on value-in-use calculations. The key assumption used in the value-in-use calculations are based on the best estimates of growth rates and discount rates.

## 19. SUBSIDIARIES

| | Company | |
|---|---|---|
| | **2005**<br>***HK$'000*** | 2004<br>*HK$'000* |
| Unlisted shares, at cost | **1** | 1 |

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment.

The amounts receivable are unsecured, interest free and have no fixed term of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 43(a).

## 20. JOINTLY CONTROLLED ENTITIES

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| Beginning of the year | **248,243** | 141,913 |
| New investments | **108,704** | 95,883 |
| Share of results | | |
| (Loss)/profit before taxation *(note b)* | **(77,330)** | 14,622 |
| Taxation | **(645)** | (756) |
| | **(77,975)** | 13,866 |
| Dividends | **(1,871)** | (3,223) |
| Share of exchange reserve | **2,331** | (196) |
| End of the year | **279,432** | 248,243 |

(a) The share of assets, liabilities and results of the jointly controlled entities attributable to the Group is summarised below:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Non-current assets | **391,750** | 285,386 |
| Current assets | **238,846** | 144,797 |
| Current liabilities | **(132,598)** | (101,564) |
| Non-current liabilities | **(218,566)** | (80,376) |
| | **279,432** | 248,243 |
| Income | **400,621** | 183,204 |
| Expenses *(note b)* | **(477,951)** | (168,582) |
| (Loss)/profit before taxation | **(77,330)** | 14,622 |

(b) Share of results of jointly controlled entities includes share of impairment of property, plant and equipment and inventories of HK$66,000,000 (2004: nil) and share of impairment of goodwill of HK$43,000,000 (2004: nil).

(c) Details of jointly controlled entities which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 43(b).

## 21. ASSOCIATED COMPANIES

| | Group 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Beginning of the year | **18,650** | 16,098 |
| Share of results | | |
| Profit before taxation | **3,417** | 3,371 |
| Taxation | **(721)** | (810) |
| | **2,696** | 2,561 |
| Share of exchange reserve | **—** | (9) |
| End of the year | **21,346** | 18,650 |

(a) The share of assets, liabilities and results of the associated companies attributable to the Group is summarised as follows:

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Non-current assets | **6,303** | 6,265 |
| Current assets | **32,388** | 24,118 |
| Current liabilities | **(4,519)** | (4,116) |
| Non-current liabilities | **(12,826)** | (7,617) |
| | **21,346** | 18,650 |
| Income | **44,995** | 39,528 |
| Expenses | **(41,578)** | (36,157) |
| Profit before taxation | **3,417** | 3,371 |

(b) Details of associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 43(c).

## 22. AVAILABLE-FOR-SALE FINANCIAL ASSETS

| | Group 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Beginning of the year | **152,375** | 104,793 |
| Additions | **—** | 51,864 |
| Disposals | **(51,864)** | — |
| Return of investment | **(59,652)** | (1,402) |
| Change in fair value | **(3,871)** | — |
| Impairment loss | **(1,505)** | (2,880) |
| End of the year | **35,483** | 152,375 |

## 23. OTHER NON-CURRENT ASSETS

| | Group 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Deferred expenditure | | |
| Overburden removal costs | **83,920** | 99,679 |
| Quarry site development | **12,459** | 14,073 |
| | **96,379** | 113,752 |
| Quarry site improvements | **120,930** | 136,049 |
| Deferred receivable *(note a)* | **2,557** | 6,707 |
| Restricted bank deposits *(note b)* | **259,153** | — |
| | **479,019** | 256,508 |

(a) Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2009. The current portion of the receivable is included under other receivables.

(b) Restricted bank deposits are pledged to secure banking facilities extended to the Group. The banking facilities comprise a guarantee amounting to HK$485 million for the period up to 31st March 2007 and then reduced to HK$291 million for the period from 1st April 2007 to the earlier of 90 days after the expiry of the concession agreement or 31st March 2022 which is in favour of the Macau Government against the legal and contractual liabilities of the Group under the concession agreement and two revolving term loans amounting to HK$75 million.

The effective interest rate on restricted bank deposits, which have an average maturity of 34 days (2004: nil), was 3.80% (2004: nil).

## 24. INVENTORIES

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| Construction materials | | |
| Aggregates and sand | **34,326** | 36,959 |
| Concrete pipes and blocks | **15,944** | 16,762 |
| Cement | **7,177** | 8,750 |
| Spare parts | **21,050** | 22,620 |
| Consumables | **6,285** | 8,084 |
| | **84,782** | 93,175 |
| Gaming and entertainment | | |
| Playing cards | **2,189** | — |
| | **86,971** | 93,175 |

## 25. DEBTORS AND PREPAYMENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Trade debtors, net of provision *(note a)* | **497,406** | 455,380 | **—** | — |
| Amounts due from jointly controlled entities *(note b)* | **190,266** | 133,893 | **—** | — |
| Other receivables, net of provision | **150,425** | 32,973 | **5** | 4 |
| Prepayments | **88,331** | 59,251 | **356** | — |
| | **926,428** | 681,497 | **361** | 4 |

## 25. DEBTORS AND PREPAYMENTS (CONT'D)

(a) The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the invoice dates and net of provision for bad and doubtful debts is as follows:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Within one month | **130,362** | 124,282 |
| Two to three months | **152,782** | 153,943 |
| Four to six months | **98,995** | 88,658 |
| Over six months | **115,267** | 88,497 |
| | **497,406** | 455,380 |

About 76% of the carrying amounts of the Group's trade debtors are denominated in Renminbi.

There is no concentration of credit risk with respect to trade debtors, as the Group has a large number of customers.

(b) Amounts receivable of HK$51,091,000 (2004: HK$42,705,000), of which HK$5,648,000 (2004: HK$5,645,000) are secured, carry interest at prevailing market rate and repayable in accordance with agreed terms of repayment. The remaining amounts receivable are unsecured, interest free and repayable in accordance with agreed term.

(c) The Group has recognised an impairment loss of HK$28,500,000 for its trade debtors and other receivables for the year ended 31st December 2005. The loss has been included in other operating expenses in the profit and loss statement.

## 26. OTHER INVESTMENTS

| | **Group** | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| Equity securities listed in Hong Kong, at market value | **59,483** | 4,217 |
| Derivative financial instruments, options on listed equity securities | **10,012** | — |
| | **69,495** | 4,217 |

## 27. CASH AND BANK BALANCES

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Cash at bank and on hand | **476,292** | 145,219 | **2,253** | 3,201 |
| Short-term bank deposits | **4,591,922** | 25,733 | **—** | 17,978 |
| | **5,068,214** | 170,952 | **2,253** | 21,179 |

Cash and bank balances of the Group include approximately HK$4,283 million (2004: nil) which are restricted to specified uses in accordance with the note offering agreement as set out in note 31(b) below.

The effective interest rate on cash and bank balances was 3.7% (2004: 2.1%).

## 28. SHARE CAPITAL

| | **Ordinary shares of HK$0.10 each** | *HK$'000* |
|---|---|---|
| Authorised: | | |
| At 31st December 2004 | 3,888,000,000 | 388,800 |
| Addition *(note a)* | 3,000,000,000 | 300,000 |
| **At 31st December 2005** | 6,888,000,000 | 688,800 |
| Issued and fully paid: | | |
| At 31st December 2003 | 1,258,934,651 | 125,893 |
| Issue of shares upon exercise of share options | 26,936,000 | 2,695 |
| Shares issued as scrip dividends | 10,604,912 | 1,060 |
| At 31st December 2004 | 1,296,475,563 | 129,648 |
| Issue of new shares *(note b)* | 146,000,000 | 14,600 |
| Issue of new shares for acquisition of subsidiaries *(note c)* | 1,840,519,798 | 184,052 |
| Issue of shares upon exercise of share options | 7,584,000 | 758 |
| **At 31st December 2005** | **3,290,579,361** | **329,058** |

(a) On 19th July 2005, the authorised share capital of the Company was increased from HK$388,800,000 to HK$688,800,000, divided into 6,888,000,000 shares of HK$0.10 each, by the creation of an additional 3,000,000,000 new shares of HK$0.10 each, which rank pari passu in all respects with the then existing shares in the capital of the Company.

(b) On 4th May 2005, the Company issued 146,000,000 new shares of HK$0.10 each at the issue price of HK$8.0 per share for cash. Net proceeds from the issue of shares were used to fund obligations of the Company for the acquisition of Galaxy (note 38a).

(c) On 22nd July 2005, the Company issued 1,840,519,798 new shares of HK$0.10 each at the issue price of HK$8.0 per share as part of the consideration for the acquisition of Galaxy (note 38a).

## 29. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. At the Annual General Meeting of the Company held on 30th May 2002, the shareholders approved the adoption of a new share option scheme and termination of the then existing share option scheme (which was adopted on 23rd June 2000), whereas options granted under the old scheme remain effective. Under the new scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares to be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

| | **2005** | 2004 |
|---|---|---|
| At beginning of year | **20,342,000** | 58,746,000 |
| Granted *(note a)* | **41,254,000** | — |
| Exercised *(note b)* | **(7,584,000)** | (26,936,000) |
| Lapsed *(note c)* | **(104,000)** | (11,468,000) |
| At end of year *(note d)* | **53,908,000** | 20,342,000 |

**(a) Options granted**

Share options were granted on 21st October 2005 at the exercise price of HK$4.59 per share which will expire on 21st October 2011. Consideration received was HK$97 in respect of the share options granted during the year.

**(b) Options exercised**

| **Exercise period** | **Exercise price** *HK$* | **Number of shares issued** |
|---|---|---|
| January 2005 | 0.5333 | 200,000 |
| January 2005 | 0.5216 | 416,000 |
| March 2005 | 0.5140 | 100,000 |
| May 2005 | 0.5333 | 270,000 |
| May 2005 | 0.5140 | 404,000 |
| July 2005 | 0.5333 | 1,272,000 |
| July 2005 | 0.5216 | 1,800,000 |
| July 2005 | 0.5140 | 1,476,000 |
| August 2005 | 0.5140 | 1,270,000 |
| October 2005 | 0.5333 | 60,000 |
| October 2005 | 0.5140 | 316,000 |
| | | 7,584,000 |

29. SHARE OPTION SCHEME (CONT'D)

**(c) Options lapsed**

| Exercise period | Exercise price HK$ | Number of share options 2005 | Number of share options 2004 |
|---|---|---|---|
| 20th May 1999 to 19th May 2008 | 0.5333 | — | 3,876,000 |
| 30th December 2000 to 29th December 2009 | 0.5216 | — | 6,314,000 |
| 1st March 2004 to 28th February 2013 | 0.5140 | — | 1,278,000 |
| 22nd October 2006 to 21st October 2011 | 4.5900 | **104,000** | — |
| | | **104,000** | 11,468,000 |

**(d) Outstanding options**

| Exercise period | Exercise price HK$ | Number of share options 2005 | Number of share options 2004 |
|---|---|---|---|
| **Directors** | | | |
| 20th May 1999 to 19th May 2008 | 0.5333 | **2,500,000** | 3,100,000 |
| 30th December 2000 to 29th December 2009 | 0.5216 | **3,400,000** | 4,470,000 |
| 1st March 2004 to 28th February 2013 | 0.5140 | **4,280,000** | 6,850,000 |
| 22nd October 2005 to 21st October 2011 | 4.5900 | **13,200,000** | — |
| 22nd October 2006 to 21st October 2011 | 4.5900 | **3,290,000** | — |
| **Employees and others** | | | |
| 20th May 1999 to 19th May 2008 | 0.5333 | **700,000** | 1,902,000 |
| 30th December 2000 to 29th December 2009 | 0.5216 | **1,298,000** | 2,444,000 |
| 1st March 2004 to 28th February 2013 | 0.5140 | **580,000** | 1,576,000 |
| 22nd October 2005 to 21st October 2011 | 4.5900 | **19,400,000** | — |
| 22nd October 2006 to 21st October 2011 | 4.5900 | **5,260,000** | — |
| | | **53,908,000** | 20,342,000 |

**(e) Fair value of options and assumptions**

The fair value of options granted during the year determined using the Black-Scholes valuation model was HK$41,713,000. The significant inputs into the model were share price of HK$4.425 at the grant date, exercise price of HK$4.59, standard deviation of expected share price returns of 35%, expected life of options of 2.5 to 3 years, expected dividend paid out rate of 2% and annual risk-free interest rate of 4.075%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of comparable companies over the past 260 trading days.

## 30. RESERVES

### Group

| | Share premium HK$'000 | Capital reserve HK$'000 | Capital redemption reserve HK$'000 | Land and building revaluation reserve HK$'000 | Investment reserve HK$'000 | Share option reserve HK$'000 | Foreign exchange reserve HK$'000 | Revenue reserve HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|
| At 31st December 2004, as previously reported | 554,087 | 4,395 | 70 | 27,363 | — | — | 1,134 | 728,836 | 1,315,885 |
| Prior year adjustments | | | | | | | | | |
| Reversal of revaluation reserve for *leasehold land (HKAS 17)* | — | — | — | (27,363) | — | — | — | — | (27,363) |
| Decrease in amortisation of leasehold land (HKAS 17) | — | — | — | — | — | — | — | 5,133 | 5,133 |
| Transfer of leasehold land to investment properties (HKAS 40) | — | — | — | — | — | — | — | 22,230 | 22,230 |
| Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1) | — | — | — | — | — | — | — | (20,269) | (20,269) |
| As restated, before opening adjustment | 554,087 | 4,395 | 70 | — | — | — | 1,134 | 735,930 | 1,295,616 |
| Opening adjustment | | | | | | | | | |
| Negative goodwill written off (HKFRS 3) | — | — | — | — | — | — | — | 136 | 136 |
| At 1st January 2005, as restated | 554,087 | 4,395 | 70 | — | — | — | 1,134 | 736,066 | 1,295,752 |
| *Exchange differences* | — | — | — | — | — | — | *10,740* | — | *10,740* |
| Issue of shares for acquisition of subsidiaries *(note 38a)* | 9,754,755 | — | — | — | — | — | — | — | 9,754,755 |
| Issue of new shares for cash | 1,122,971 | — | — | — | — | — | — | — | 1,122,971 |
| Issue of shares upon exercise of share options | 3,191 | — | — | — | — | — | — | — | 3,191 |
| Fair value of share options | — | — | — | — | — | 37,561 | — | — | 37,561 |
| Changes in fair value of available-for-sale financial assets | — | — | — | — | (3,871) | — | — | — | (3,871) |
| Profit for the year | — | — | — | — | — | — | — | 2,395,269 | 2,395,269 |
| 2004 final dividend | — | — | — | — | — | — | — | (12,972) | (12,972) |
| **At 31st December 2005** | **11,435,004** | **4,395** | **70** | **—** | **(3,871)** | **37,561** | **11,874** | **3,118,363** | **14,603,396** |
| At 31st December 2003, as previously reported | 544,000 | 4,395 | 70 | 27,363 | — | — | (76) | 712,618 | 1,288,370 |
| Prior year adjustments | | | | | | | | | |
| Reversal of revaluation reserve for leasehold land (HKAS 17) | — | — | — | (27,363) | — | — | — | — | (27,363) |
| Decrease in amortisation of leasehold land (HKAS 17) | — | — | — | — | — | — | — | 4,830 | 4,830 |
| Increase in provisions (HKAS 16, 37 and HK(IFRIC)-Int 1) | — | — | — | — | — | — | — | (20,199) | (20,199) |
| At 1 January 2004, as restated | 544,000 | 4,395 | 70 | — | — | — | (76) | 697,249 | 1,245,638 |
| Exchange differences | — | — | — | — | — | — | 1,210 | — | 1,210 |
| Issue of shares upon exercise of share options | 11,147 | — | — | — | — | — | — | — | 11,147 |
| Shares issued as scrip dividends | (1,060) | — | — | — | — | — | — | — | (1,060) |
| Reserves arising on scrip dividends | — | — | — | — | — | — | — | 8,318 | 8,318 |
| Profit for the year | — | — | — | — | — | — | — | 55,886 | 55,886 |
| 2003 final dividend | — | — | — | — | — | — | — | (12,690) | (12,690) |
| 2004 interim dividend | — | — | — | — | — | — | — | (12,833) | (12,833) |
| At 31st December 2004 | 554,087 | 4,395 | 70 | — | — | — | 1,134 | 735,930 | 1,295,616 |

## 30. RESERVES (CONT'D)

**Company**

| | **Share premium** *HK$'000* | **Capital reserve** *HK$'000* | **Capital redemption reserve** *HK$'000* | **Share option reserve** *HK$'000* | **Revenue reserve** *HK$'000* | **Total** *HK$'000* |
|---|---|---|---|---|---|---|
| At 31st December 2004 | 554,087 | 235,239 | 70 | — | 492,776 | 1,282,172 |
| Issue of new shares for cash | 1,122,971 | — | — | — | — | 1,122,971 |
| Issue of shares for acquisition of subsidiaries | 9,754,755 | — | — | — | — | 9,754,755 |
| Issue of shares upon exercise of share options | 3,191 | — | — | — | — | 3,191 |
| Fair value of share options | — | — | — | 35,561 | — | 35,561 |
| Loss for the year | — | — | — | — | (147,264) | (147,264) |
| 2004 final dividend | — | — | — | — | (12,972) | (12,972) |
| **At 31st December 2005** | **11,435,004** | **235,239** | **70** | **35,561** | **332,540** | **12,038,414** |
| At 31st December 2003 | 544,000 | 235,239 | 70 | — | 478,408 | 1,257,717 |
| Issue of shares upon exercise of share options | 11,147 | — | — | — | — | 11,147 |
| Shares issued as scrip dividends | (1,060) | — | — | — | — | (1,060) |
| Reserves arising on scrip dividends | — | — | — | — | 8,318 | 8,318 |
| Profit for the year | — | — | — | — | 31,573 | 31,573 |
| 2003 final dividend | — | — | — | — | (12,690) | (12,690) |
| 2004 interim dividend | — | — | — | — | (12,833) | (12,833) |
| At 31st December 2004 | 554,087 | 235,239 | 70 | — | 492,776 | 1,282,172 |

Reserves of the Company available for distribution to shareholders amount to HK$332,540,000 (2004: HK$492,776,000).

## 31. BORROWINGS

| | Group 2005 HK$'000 | Group 2004 HK$'000 | Company 2005 HK$'000 | Company 2004 HK$'000 |
|---|---|---|---|---|
| Bank loans | | | | |
| Secured | **232,400** | — | **157,400** | — |
| Unsecured | **244,000** | 321,580 | **194,000** | 321,580 |
| | **476,400** | 321,580 | **351,400** | 321,580 |
| Other borrowings | | | | |
| Short term fixed rate notes *(note a)* | **2,584,188** | — | **2,584,188** | — |
| Long term guaranteed notes *(note b)* | **4,526,265** | — | **—** | — |
| Bank loans and other borrowings | **7,586,853** | 321,580 | **2,935,588** | 321,580 |
| Obligations under finance leases *(note c)* | **308** | — | **—** | — |
| Total borrowings | **7,587,161** | 321,580 | **2,935,588** | 321,580 |
| Current portion included in current liabilities | **(2,943,806)** | (10,000) | **(2,818,588)** | (10,000) |
| | **4,643,355** | 311,580 | **117,000** | 311,580 |

(a) On 22nd July 2005, the Company issued HK$2,544,240,000 fixed rate notes with variable rates as part of consideration for the acquisition of Galaxy. The fixed rate notes are repayable on 21st August 2006. On 14th January 2006, holders for HK$2,371,805,000 of the fixed rate notes have agreed to amend the terms to extend the maturity date of their notes from 21st August 2006 to 30th September 2008 and change the interest rate to a fixed rate of 6% per annum.

(b) On 14th December 2005, the Group, through its subsidiary, Galaxy Entertainment Finance Company Limited, issued guaranteed senior fixed rate and floating rate notes with aggregate principal amount of US$600,000,000 (the "Guaranteed Notes"). The fixed rate guaranteed senior notes with nominal value of US$350,000,000 carry fixed interest at 9.875% per annum and will be fully repayable on 15th December 2012. The floating rate guaranteed senior notes with nominal value of US$250,000,000 carry interest at six-month London Inter-Bank Offering Rate plus 5% and are fully repayable on 15th December 2010. The Guaranteed Notes are listed on the Singapore Exchange Securities Trading Limited.

The proceeds from the notes are restricted to be used for the repayment of a specific bank loan, interest payments of the notes payable, financing the construction and development of assets under construction, and for general corporate purpose (note 27).

31. BORROWINGS (CONT'D)

**(c) Obligations under finance leases:**

The finance lease obligations are payable in the following years:

| | Minimum payments | | Present value | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Within one year | **279** | — | **218** | — |
| In the second year | **114** | — | **90** | — |
| | **393** | — | **308** | — |

**(d) The maturity of borrowings:**

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | Bank loans | | Fixed rate notes | | Guaranteed notes | |
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Within one year | **359,400** | 10,000 | **2,584,188** | — | **—** | |
| Between one to two years | **117,000** | 40,000 | **—** | — | **—** | — |
| Between two to five years | **—** | 271,580 | **—** | — | **1,885,944** | — |
| Over five years | **—** | — | **—** | — | **2,640,321** | — |
| | **476,400** | 321,580 | **2,584,188** | — | **4,526,265** | — |

| | Company | | | |
|---|---|---|---|---|
| | Bank loans | | Fixed rate notes | |
| | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Within one year | **234,400** | 10,000 | **2,584,188** | — |
| Between one to two years | **117,000** | 40,000 | **—** | — |
| Between two to five years | **—** | 271,580 | **—** | — |
| | **351,400** | 321,580 | **2,584,188** | — |

## 31. BORROWINGS (CONT'D)

**(e) Effective interest rates:**

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | ***HK$*** | ***US$*** | *HK$* | *US$* |
| Bank loans | **4.7%** | **—** | 0.6% | — |
| Fixed rate notes | **6.9%** | **—** | — | — |
| Guaranteed notes | **—** | **10.5%** | — | — |

(f) The carrying amounts of bank loans and other borrowings approximate their fair value and are denominated in the following currencies:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Hong Kong dollar | **3,060,588** | 321,580 | **2,935,588** | 321,580 |
| US dollar | **4,526,573** | — | **—** | — |
| | **7,587,161** | 321,580 | **2,935,588** | 321,580 |

## 32. DEFERRED TAXATION LIABILITIES

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| At beginning of the year | **13,884** | 13,884 |
| Acquisition of subsidiaries *(note 38a)* | **1,764,647** | — |
| **At end of the year** | **1,778,531** | 13,884 |

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

## 32. DEFERRED TAXATION LIABILITIES (CONT'D)

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates. Movements on the deferred taxation liabilities/(assets) are as follows:

| | **Depreciation allowance** | **Tax losses** | **Fair value adjustments** | **Others** | **Total** |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 31st December 2003 | 44,130 | (29,426) | — | (820) | 13,884 |
| (Credit)/charge to profit and loss statement | (4,667) | 3,847 | — | 820 | — |
| At 31st December 2004 | 39,463 | (25,579) | — | — | 13,884 |
| Acquisition of subsidiaries *(note 38a)* | — | — | 1,764,647 | — | 1,764,647 |
| (Credit)/charge to profit and loss statement | (5,317) | 5,317 | — | — | — |
| **At 31st December 2005** | **34,146** | **(20,262)** | **1,764,647** | **—** | **1,778,531** |

Deferred taxation assets of HK$37,993,000 (2004: HK$32,252,000) arising from unused tax losses and other temporary differences totalling of HK$189,952,000 (2004: HK$165,108,000) have not been recognised in the accounts. Unused tax losses of HK$133,106,000 (2004: HK$121,008,000) have no expiry date and the balance will expire at various dates up to and including 2011.

## 33. PROVISIONS

| | | **Group** | |
|---|---|---|---|
| | **Environmental restoration** | **Quarrying right** | **Total** |
| | *HK$'000* | *HK$'000* | *HK$'000* |
| At 31st December 2003, as restated | 145,894 | 54,880 | 200,774 |
| Charged to the profit and loss statement | 11,580 | 12,820 | 24,400 |
| Applied during the year | (18,502) | (8,710) | (27,212) |
| At 31st December 2004, as restated | 138,972 | 58,990 | 197,962 |
| Charged to the profit and loss statement | 1,650 | 12,820 | 14,470 |
| Applied during the year | (18,552) | (8,720) | (27,272) |
| **At 31st December 2005** | **122,070** | **63,090** | **185,160** |

The current portion of the provisions amounting to HK$40,800,000 (2004: HK$17,089,000) is included under other creditors.

## 34. CREDITORS AND ACCRUALS

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Trade creditors *(note a)* | **423,667** | 193,859 | **—** | — |
| Other creditors | **348,778** | 55,773 | **12,500** | — |
| Chips issued | **345,924** | — | **—** | — |
| Amount due to a jointly controlled entity *(note b)* | **14,397** | — | **—** | — |
| Loans from minority interests *(note b)* | **94,288** | 103,334 | **—** | — |
| Accrued operating expenses | **219,671** | 74,174 | **18,161** | 2,189 |
| Deposits received | **5,322** | 5,285 | **—** | — |
| | **1,452,047** | 432,425 | **30,661** | 2,189 |

(a) The aging analysis of the trade creditors of the Group based on the invoice dates is as follows:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Within one month | **275,848** | 80,834 |
| Two to three months | **49,207** | 62,659 |
| Four to six months | **41,135** | 26,502 |
| Over six months | **57,477** | 23,864 |
| | **423,667** | 193,859 |

The carrying amounts of the trade creditors of the Group are denominated in the following currencies:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Hong Kong dollar | **19,032** | 18,778 |
| Macau Patacas | **227,898** | — |
| Renminbi | **176,737** | 175,081 |
| | **423,667** | 193,859 |

(b) Amount due to a jointly controlled entity and loans from minority interests are unsecured, interest free and have no fixed terms of repayment.

## 35. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

### (a) Reconciliation of operating profit to cash generated from operations

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Operating profit | **2,590,090** | 56,149 |
| Excess of fair value of net assets acquired over cost of acquisition of subsidiaries | **(3,039,019)** | — |
| Depreciation | **77,622** | 70,825 |
| Change in fair value of investment properties | **2,500** | (22,230) |
| Loss on disposal of property, plant and equipment | **107** | 1,109 |
| Loss on disposal of listed investments | **—** | 2,893 |
| Gain on disposal of available-for-sale financial assets | **(36,554)** | — |
| Change in fair value of listed investments | **(6,522)** | — |
| Change in fair value of derivative financial instrument | **(2,074)** | — |
| Impairment of available-for-sale financial assets | **1,505** | 2,880 |
| Impairment of property, plant and equipment | **13,070** | — |
| Unrealised loss of listed investments | **—** | 933 |
| Interest income | **(23,492)** | (8,217) |
| Dividend income from unlisted investments | **(12,721)** | — |
| Amortisation of deferred expenditure | **33,217** | 18,180 |
| Amortisation of intangible assets | **418,844** | — |
| Amortisation of negative goodwill | **—** | (632) |
| Amortisation of leasehold land and land use rights | **6,385** | 6,305 |
| Fair value of share options granted | **37,561** | — |
| Operating profit before working capital changes | **60,519** | 128,195 |
| Decrease/(increase) in inventories | **9,781** | (24,459) |
| Increase in debtors and prepayments | **(104,413)** | (135,294) |
| Increase in creditors, accruals and provisions | **20,852** | 52,787 |
| Cash (used in)/generated from operations | **(13,261)** | 21,229 |

## 35. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

### (b) Analysis of changes in financing

| | Share capital and premium HK$'000 | Borrowings HK$'000 | Minority interests HK$'000 | Loans from minority interests HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| As 31st December 2004 | 683,735 | 321,580 | 39,025 | 103,334 | 1,147,674 |
| Changes in exchange rates | — | — | 1,259 | — | 1,259 |
| Minority share of profits for the year | — | — | 1,436 | — | 1,436 |
| Acquisition of subsidiaries | 9,938,807 | 2,861,633 | 450,190 | — | 13,250,630 |
| Effective interest | — | 40,835 | — | — | 40,835 |
| Cash inflow/(outflow) from financing | 1,141,520 | 4,363,113 | — | (9,046) | 5,495,587 |
| **At 31st December 2005** | **11,764,062** | **7,587,161** | **491,910** | **94,288** | **19,937,421** |
| As 31st December 2003, as restated | 669,893 | 300,800 | 32,970 | 103,334 | 1,106,997 |
| Changes in exchange rates | — | — | 305 | — | 305 |
| Minority share of profits for the year | — | — | 6,601 | — | 6,601 |
| Cash inflow/(outflow) from financing | 13,842 | 20,780 | (851) | — | 33,771 |
| At 31st December 2004 | 683,735 | 321,580 | 39,025 | 103,334 | 1,147,674 |

### (c) Analysis of net cash outflow in respect of business combinations

| | **2005** **HK$'000** | 2004 HK$'000 |
|---|---|---|
| Purchase consideration settled in cash | | |
| Galaxy *(note 38a)* | **(1,155,543)** | — |
| Concrete company in Macau *(note 38b)* | **(24,394)** | — |
| Cash and cash equivalents in subsidiaries acquired *(note 38a)* | **1,082,563** | — |
| Net cash outflow on acquisitions | **(97,374)** | — |

## 36. CAPITAL COMMITMENTS

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| Contracted but not provided for | **740,444** | 75,198 |
| Authorised but not contracted for | **2,741,982** | — |

The Group is obliged to invest at least HK$4.3 billion in various development projects in Macau by 2009 under the concession agreement of which HK$1.6 billion has been utilised.

## 37. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease rental expense in respect of land and buildings and equipments under non-cancellable operating leases is payable in the following periods:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| First year | **16,921** | 7,497 |
| Second to fifth years inclusive | **46,311** | 24,843 |
| After the fifth year | **115,978** | 22,696 |
| | **179,210** | 55,036 |

## 38. BUSINESS COMBINATIONS

### (a) Acquisition of Galaxy

| | HK$'000 |
|---|---|
| Purchase consideration | |
| Issue of new shares *(note 28c)* | 14,724,158 |
| Issue of fixed rate notes *(note 31a)* | 2,544,240 |
| Cash | 1,136,800 |
| | 18,405,198 |
| Shortfall in market price of shares issued | (4,785,351) |
| Fair value of consideration | 13,619,847 |
| Direct costs relating to the acquisition settled in cash | 18,743 |
| Total acquisition cost | 13,638,590 |
| Fair value of net assets acquired, as detailed below | 16,677,609 |
| Excess of fair value of net assets acquired over cost of acquisition of subsidiaries | 3,039,019 |

On 22nd July 2005, the Group completed the acquisition of Galaxy with part of the consideration being settled by the allotment and issue of 1,840,519,798 new shares of HK$0.10 each by the Company at an issue price of HK$8.00 each. HKFRS 3 "Business Combinations" requires the fair value of the share consideration for accounting purposes to be determined at the date that control over the net assets attributable to the acquisition becomes effective. At the completion date of the acquisition, the mid-market price of the shares of the Company was HK$5.40. Accordingly, the fair value of the consideration shares for this purpose was HK$9,938,807,000.

## 38. BUSINESS COMBINATIONS (CONT'D)

### (a) Acquisition of Galaxy (Cont'd)

Since the date of acquisition, the acquired business contributed revenues and net profit of HK$66,213,000 and HK$2,612,244,000 respectively. If the acquisition had occurred on 1st January 2005, the acquired business would have contributed revenue and net profit of HK$162,540,000 and HK$2,626,460,000 respectively.

The assets and liabilities arising from the acquisition are as follows:

| | Carrying amount of acquiree *HK$'000* | Fair value *HK$'000* |
|---|---|---|
| Property, plant and equipment | **377,073** | **377,073** |
| Intangible assets | **1,620** | **16,888,949** |
| Leasehold land and land use rights | **232,450** | **1,395,781** |
| Other non-current assets | **255,621** | **255,621** |
| Inventories | **3,577** | **3,577** |
| Debtors and prepayments | **84,145** | **84,145** |
| Cash and bank balances | **1,082,563** | **1,082,563** |
| Borrowings | **(317,393)** | **(317,393)** |
| Creditors and accruals | **(877,900)** | **(877,900)** |
| Deferred taxation liabilities | **—** | **(1,764,647)** |
| Net assets | **841,756** | **17,127,769** |
| Minority interests | | **(450,160)** |
| Net assets acquired | | **16,677,609** |

### (b) Acquisition of a concrete company in Macau

| | *HK$'000* |
|---|---|
| Purchase consideration paid by cash | **24,394** |
| Fair value of net assets acquired, as detailed below | **(135)** |
| Goodwill | **24,259** |

In May 2005, the Group acquired 51% of the interest in a subsidiary carrying on construction materials business in Macau. In August 2005, the Group further acquired 31% of the interest in the subsidiary.

The contribution to the Group's revenue and profit for the year from this subsidiary since the date of acquisition is immaterial. If the acquisition had occurred on 1st January 2005, the effect on the Group's revenue and profit for the year from this acquisition would have been immaterial.

## 38. BUSINESS COMBINATIONS (CONT'D)

### (b) Acquisition of a concrete company in Macau (Cont'd)

The assets and liabilities arising from the acquisition are as follows:

| | Carrying amount of acquiree *HK$'000* | Fair value *HK$'000* |
|---|---|---|
| Property, plant and equipment | **165** | **165** |
| Minority interests | | **(30)** |
| Net assets acquired | | **135** |

## 39. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | ***HK$'000*** | *HK$'000* |
| First year | **13,524** | 13,444 |
| Second to fifth years inclusive | **43,584** | 47,952 |
| After the fifth year | **10,504** | 20,525 |
| | **67,612** | 81,921 |

## 40. RELATED PARTY TRANSACTIONS

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$18,230,000 (2004: HK$18,640,000) and sales of ready mixed concrete and cement to a jointly controlled entity amounted to HK$62,600,000 (2004: nil). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) In 2004, the Group received interest income of HK$579,000 in respect of loan advanced to a fellow subsidiary.

(c) Rental income from an associated company amounted to HK$9,603,000 (2004: HK$9,737,000) based on the terms of rental agreement between the parties.

(d) Finance cost on fixed rate notes issued to City Lion Profits Corp. and Recurrent Profits Limited amounted to HK$17,605,000 (2004: nil) and HK$386,000 (2004: nil) respectively based on the terms of fixed rate note between the parties. City Lion Profits Corp. is wholly owned by a discretionary trust established by Dr. Lui Che Woo as founder with Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu being either direct or indirect discretionary beneficiaries; and Recurrent Profits Limited is wholly owned by Mr. Francis Lui Yiu Tung.

## 40. RELATED PARTY TRANSACTIONS (CONT'D)

(e) Rental expenses of HK$1,172,000 (2004: nil) were paid to a subsidiary of K. Wah International Holdings Limited, a substantial shareholder of the Company, based on the terms of the rental agreement between the parties.

(f) Key management personnel comprise the Chairman, Deputy Chairman, Managing Director, Deputy Managing Director and other Executive Directors. The total remuneration of the key management is shown below:

| | **2005** | 2004 |
|---|---|---|
| | ***HK$'000*** | *HK$'000* |
| Fees | **434** | 200 |
| Salaries and other allowances | **6,059** | 5,655 |
| Discretionary bonuses | **781** | — |
| Retirement benefits | **439** | 408 |
| Share options | **14,696** | 181 |
| | **22,409** | 6,444 |

## 41. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$262,440,000 (2004: HK$289,804,000), of which HK$123,868,000 (2004: HK$104,792,000) have been utilised.

## 42. APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on 11th April 2006.

## 43. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

### (a) Subsidiaries

| Name of company | Principal place of operation | Issued share capital: Number of ordinary shares | Number of non-voting deferred shares | Par value per share HK$ | Percentage of equity held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| ***Incorporated in Hong Kong*** | | | | | | |
| Barichon Limited | Hong Kong | 3,000,000 | — | 1 | 99.93 | Sale and distribution of concrete pipes |
| Brighten Lion Limited | Hong Kong | 2 | — | 1 | 100 | Provision of finance |
| Chelsfield Limited | Hong Kong | 2,111,192 | — | 10 | 100 | Investment holding |
| Construction Materials Limited | Hong Kong | 30,000 | — | 10 | 100 | Sale of aggregates |
| Doran (Hong Kong) Limited | Hong Kong | 1,000 | — | 10 | 100 | Sale and distribution of concrete pipes |
| Galaxy Entertainment Management Services Limited | Hong Kong | 1 | — | 1 | 100 | Provision of management services |
| K. Wah Concrete Company Limited | Hong Kong | 2 | 1,000 | 100 | 100 | Manufacture, sale and distribution of ready-mixed concrete |
| K. Wah Construction Materials (Hong Kong) Limited | Hong Kong | 2 | 2 | 10 | 100 | Provision of management services |
| K. Wah Construction Products Limited | Hong Kong | 2 | 1,000 | 100 | 100 | Manufacture, sale and distribution of concrete products |
| K. Wah Materials Limited | Hong Kong | 28,080,002 | — | 1 | 100 | Trading |
| K. Wah Quarry Company Limited | Hong Kong | 2 | 100,000 | 100 | 100 | Sale of aggregates |
| K. Wah Stones (Zhu Hai) Company Limited | Zhuhai | 2 | 1,000 | 10 | 100 | Quarrying |
| K. Wah Trading and Development Limited | Hong Kong | 2 | 2 | 10 | 100 | Trading |
| KWP Quarry Co. Limited | Hong Kong | 9,000,000 | — | 1 | 63.5 | Quarrying |
| Lightway Limited | Hong Kong | 2 | 2 | 1 | 100 | Property investment |
| Master Target Limited | Hong Kong | 2 | — | 1 | 100 | Investment holding |
| Quanturn Limited | Hong Kong | 2 | — | 1 | 100 | Equipment leasing |
| Rainbow Country Limited | Hong Kong | 2 | — | 1 | 100 | Investment holding |
| Rainbow Mark Limited | Hong Kong | 100 | — | 1 | 95 | Investment holding |
| Rainbow States Limited | Hong Kong | 2 | — | 1 | 100 | Investment holding |
| Star Home Limited | Hong Kong | 2 | — | 1 | 100 | Investment holding |

## 43. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

### (a) Subsidiaries (Cont'd)

| Name of company | Principal place of operation | Registered capital | Percentage of equity held by the Group | Principal activities |
|---|---|---|---|---|
| **Incorporated in Mainland China** | | | | |
| ***Wholly-owned foreign enterprise*** | | | | |
| Doran Construction Products (Shenzhen) Co., Ltd. | Shenzhen | HK$10,000,000 | 100 | Manufacture, sale and distribution of concrete pipes |
| K. Wah Construction Products (Shenzhen) Co., Ltd. | Shenzhen | US$1,290,000 | 100 | Manufacture, sale and distribution of concrete pipes |
| K. Wah Consultancy (Guangzhou) Co., Ltd. | Guangzhou | HK$1,560,000 | 100 | Provision of management services |
| K. Wah Consultancy (Shanghai) Co., Ltd. | Shanghai | US$350,000 | 100 | Provision of management services |
| K. Wah Quarry (Huzhou) Co., Ltd. | Huzhou | US$4,250,000 | 100 | Quarrying |
| Shanghai Jia Shen Concrete Co., Ltd. | Shanghai | RMB20,000,000 | 100 | Manufacture, sale and distribution of ready-mixed concrete |
| Shanghai K.Wah Qingsong Concrete Co. Ltd. | Shanghai | US$2,420,000 | 100 | Manufacture, sale and distribution of ready-mixed concrete |
| | Shenzhen | US$2,100,000 | 100 | Manufacture, sale and distribution of concrete piles |
| ***Cooperative joint venture*** | | | | |
| Beijing K.Wah GaoQiang Concrete Co. Ltd. | Beijing | US$2,450,000 | 100 | Manufacture, sale and distribution of ready-mixed concrete |
| K. Wah Materials (Huidong) Ltd. | Huidong | US$2,800,000 | 100 | Quarrying |
| Nanjing K. Wah Concrete Co., Ltd. | Nanjing | US$1,330,000 | 100 | Manufacture, sale and distribution of ready-mixed concrete |
| Shanghai Beicai Concrete Co., Ltd. | Shanghai | RMB31,500,000 | 100 | Manufacture, Sale and distribution of ready-mixed concrete |
| Shanghai Jiajian Concrete Co., Ltd. | Shanghai | RMB17,400,000 | 60 | Manufacture, sale and distribution of ready-mixed concrete |
| Shanghai K. Wah Concrete Co., Ltd. | Shanghai | RMB10,000,000 | 100 | Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service |
| Shanghai K. Wah Concrete Piles Co., Ltd. | Shanghai | US$2,500,000 | 100 | Manufacture, sale and distribution of concrete piles |
| ***Equity joint venture*** | | | | |
| Shanghai Ganghui Concrete Co., Ltd. | Shanghai | US$4,000,000 | 60 | Manufacture, sale and distribution of ready-mixed concrete |
| Shanghai Jiafu Concrete Co., Ltd. | Shanghai | US$1,400,000 | 55 | Manufacture, sale and distribution of ready-mixed concrete |
| Shanghai Xin Cai Concrete Co., Ltd. | Shanghai | US$2,100,000 | 99 | Manufacture, sale and distribution of ready-mixed concrete |

## 43. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

### (a) Subsidiaries (Cont'd)

| Name of company | Principal place of operation | Issued share capital Number of ordinary shares | Par value per share | Percentage of equity held by the Group | Principal activities |
|---|---|---|---|---|---|
| **Incorporated in the British Virgin Islands** | | | | | |
| Canton Treasure Group Ltd. | Macau | 10 | US$1 | 100* | Investment holding |
| Eternal Profits International Limited | Hong Kong | 10 | US$1 | 100 | Property investment |
| Galaxy Entertainment Finance Company Limited | Macau | 10 | US$1 | 100 | Financing |
| K. Wah Construction Materials Limited (formerly known as Fairlight Investments Limited) | Hong Kong | 10 | US$1 | 100* | Investment holding |
| High Regard Investments Limited | Hong Kong | 10 | US$1 | 100 | Investment holding |
| Latent Developments Limited | Hong Kong | 10 | US$1 | 100 | Investment holding |
| Profit Access Investments Limited | Hong Kong | 10 | US$1 | 100 | Investment holding |
| Prosperous Fields Limited | Hong Kong | 10 | US$1 | 100 | Investment holding |
| Taksin Profits Limited | Hong Kong | 17 | US$1 | 100 | Investment holding |
| Woodland Assets Limited | Hong Kong | 10 | US$1 | 100 | Investment holding |
| **Incorporated in Macau** | | | | | |
| Galaxy Casino, S.A. | Macau | 951,900 | MOP100,000 | 88.1 | Casino games of chance |
| Majesty (International) Hotel Investment Company Limited | Macau | N/A | N/A | 88.1 | Property Holding |
| K. Wah (Macao Commercial Offshore) Company Limited | Macau | 1 | MOP10,000 | 100 | Trading |
| Wise Concrete Limited | Macau | 25,000 | MOP25,000 | 75 | Trading |

* Wholly owned and directly held by the Company

43. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

**(b) Jointly Controlled Entities**

| Name of company | Principal place of operation | Registered capital | Percentage of equity held by the Group | Principal activities |
|---|---|---|---|---|
| **Incorporated in Mainland China** | | | | |
| Anhui Masteel K. Wah New Building Materials Co., Ltd. | Maanshan | US$4,290,000 | 30 | Manufacture, sale and distribution of slag |
| Beijing Shougang K.Wah Construction Materials Co. Ltd. | Beijing | RMB50,000,000 | 40 | Manufacture, sale and distribution of slag |
| Guangzhou K. Wah Nanfang Cement Limited | Guangzhou | RMB100,000,000 | 50 | Manufacture, sale and distribution of cement |
| Shanghai Bao Jia Concrete Co., Ltd. | Shanghai | US$4,000,000 | 50 | Manufacture, sale and distribution of ready-mixed concrete |
| Maanshan Masteel K.Wah Concrete Co. Ltd. | Maanshan | US$2,450,000 | 30 | Manufacture, sale and distribution of ready-mixed concrete |
| Yunnan Kungang & K. Wah Cement Materials Co. Ltd. | Kunming | RMB660,000,000 | 31 | Manufacture, sale and distribution of cement |
| Guangdong Shaogang Jia Yang New Materials Co. Ltd. | Shaoguan | US$6,000,000 | 35 | Manufacture, sale and distribution of slag |

**(c) Associated Company**

| Name of company | Principal place of operation | Number of issued ordinary shares | Par value per share *HK$* | Percentage of equity held by the Group | Principal activities |
|---|---|---|---|---|---|
| **Incorporated in Hong Kong** | | | | | |
| Tarmac Asphalt Hong Kong Limited | Hong Kong | 1,100,000 | 10 | 20 | Manufacture, sale and distribution and laying of asphalt |

# 銀河娛樂集團有限公司

# Galaxy Entertainment Group Limited



2005

年報

(股份代號:27)

# 公司
## 簡介

自一九九一年上市後，銀河娛樂集團有限公司(香港上市股份代號0027)已在香港及中國內地奠定穩固的業務基礎。通過業務收購，我們一直以進取而審慎的策略擴展投資組合，以期為股東提供最佳投資回報。

於二零零五年七月收購澳門博彩及娛樂業務後，本集團首要經營目標是成為澳門博彩和娛樂事業的領先企業。旗下主要附屬公司銀河娛樂場股份有限公司擁有澳門特區政府發出的博彩批給，是目前獲澳門特區政府批准在澳門經營娛樂場的唯一三家公司之一。

本集團亦仍然保持作為香港及中國內地優質建材主要供應商的領先地位，並利用本集團的專業知識，掌澳門經濟的強勁增長，擴展當地業務。

# 目錄


Galaxy Casino S.A.
Press Conference
二零零五年

## 三月

- 二零零四年全年業績公佈
- 本集團簽署協議，以港幣184億元收購銀河娛樂場股份有限公司

## 四月

- 二零零五年股東週年大會
- 本公司配售1.46億新股，共集資港幣11.368億元

## 十月

- 本公司易名為銀河娛樂集團有限公司
- 路氹城大型娛樂渡假中心地基工程展開

## 十一月

- 本集團五十週年誌慶









## 九月

- 二零零五年中期業績公佈

## 七月

- 本集團完成收購銀河娛樂場股份有限公司，成為香港首家持有澳門博彩批給的上市公司
- 澳門銀河娛樂渡假二零零五世界女排大獎賽

## 十二月

- 利澳娛樂場及金都娛樂場進行聯合招聘
- 星際酒店平頂

## 十二月

- 本集團發行3.5億美元定息票據及2.5億美元浮息票據，共集資6億美元
- 澳門銀河娛樂渡假國際馬拉松、半程馬拉松及迷你馬拉松





# 公司資料

## 主席

呂志和博士，*GBS*，*MBE*，*太平紳士*，*LLD*，*DSSc*

## 副主席

呂耀東

## 執行董事

陳啟能
徐應強
羅志聰
鄧呂慧瑜，*太平紳士*

## 非執行董事

張惠彬博士，*太平紳士**
鄭慕智，*GBS*，*OBE*，*太平紳士*
顏志宏*
葉樹林博士，*LLD**

* *獨立非執行董事*

## 審核委員會

張惠彬博士，*太平紳士*
鄭慕智，*GBS*，*OBE*，*太平紳士*
顏志宏

## 薪酬委員會

呂耀東
張惠彬博士，*太平紳士*
葉樹林博士，*LLD*

## 公司秘書

陳麗潔

## 合資格會計師

張永康

## 核數師

羅兵咸永道會計師事務所

## 主要往來銀行

香港上海滙豐銀行有限公司

## 律師

齊伯禮律師行
司力達律師樓
西盟斯律師行
洛圖律師樓
金杜律師事務所
觀韜律師事務所

## 註冊辦事處

香港中環夏慤道10號
和記大廈十六樓一六〇六室

## 股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

## 美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

## 網頁地址

http://www.galaxyentertainment.com

## 股份上市

香港聯合交易所有限公司(「聯交所」)

## 股份編號

| | | |
|---|---|---|
| 聯交所 | : | 27 |
| 彭博資訊 | : | 27 HK |
| 路透社 | : | 0027.HK |
| 美國預託證券 | : | GXYEY |

**茲訂於**二零零六年六月二十九日星期四上午十一時正假座香港中環金鐘道88號萬豪酒店3樓宴會廳召開二零零六年銀河娛樂集團有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 選舉董事，及釐定董事袍金；

3. 重聘核數師，並授權董事會釐定其酬金；

4. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

4.1 「**動議**：

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

4.2 「**動議**：

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

（丙）本公司董事會依據上文（甲）段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額（但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外），不得超過：

（甲甲）本公司於通過本議案之日已發行股本面值總額百分之二十；另加

（乙乙）（倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本議案獲通過後所購回之本公司股本面值總額（以通過載有本議案之大會通告內第4.1項議案之日本公司已發行股本面值總額百分之十為限），

而本公司董事會上文所獲賦予之批准亦須受此限制；及

（丁）就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

4.3 「**動議**授權本公司董事會，就載有本議案之大會通告內第4.2項議案（丙）段（乙乙）分段所述之本公司股本，行使該議案（甲）段所述之權力。」

4.4 「**動議**在香港聯合交易所有限公司上市委員會批准因根據本公司於二零零二年五月三十日採納之認股權計劃(「認股權計劃」)可能發行之本公司股份(「股份」)上市及買賣後，更新及重續現時有關授出可認購股份之認股權之計劃授權限額，惟因根據認股權計劃授出認股權或因認股權獲行使而可能予以配發及發行之股份總數(不包括根據認股權計劃先前已授出、未行使、已註銷、失效或已行使之認股權)不得超過本議案通過當日已發行股份之百分之十(「更新限額」)，並授權本公司董事，在符合香港聯合交易所有限公司證券上市規則之前提下，根據認股權計劃授出數目最高達更新限額之認股權，並行使本公司一切權力以配發、發行及處理因該等認股權獲行使而發行之股份。」

承董事會命
*公司秘書*
**陳麗潔**

香港，二零零六年四月二十八日

**附註：**

一、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

二、 茲附奉大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

三、 關於上述議案第2項，徐應強先生、鄧呂慧瑜女士及鄭慕智先生將於大會上輪席告退，彼等表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨本年報附上之通函。

四、 關於上述議案第4.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之説明函件之本公司通函已隨本年報附上。

五、 關於上述議案第4.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內之新增股份。

六、 關於上述議案第4.4項，提出要求股東批准更新由股東於二零零二年五月三十日採納之認股權計劃之計劃授權限額。根據香港聯合交易所有限公司證券上市規則須向股東披露之有關更新之資料，已載於隨附本年報之通函內。

銀河的業務增長策略之一，是計劃增添多間娛樂場，兼以貴賓顧客及大眾顧客為目標。




華都酒店
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# 業務增長策略





**員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。**

主席
呂志和博士
GBS，MBE，太平紳士，LLD，DSSc



各位股東：

2005年，集團最重大的突破，乃成功將澳門銀河娛樂場股份有限公司(「銀河」)的博彩資產注入本公司，使之晉身成為首家在澳門經營娛樂博彩業務的香港上市公司，亦是澳門三大娛樂牌照持有人之一。此項策略性收購行動，讓集團得以直接參與澳門龐大發展潛能的娛樂與休閒市場，更令集團的市值大幅提升至逾200億港元，為股東帶來豐厚的投資回報。銀河的成功上市，不但是開創先河之舉，更反映市場對於集團穩健的管理架構、專業的管理班子、具競爭力的商業模式及發展前景充滿信心。

本公司隨後正式由嘉華建材有限公司易名銀河娛樂集團有限公司，以反映新業務的重要性，以及集團致力成為澳門綜合娛樂休閒業先驅的決心。

## 娛樂休閒業務

### 受惠於中國人民日益增長的娛樂消費

眾所周知，澳門已成為全球最大及發展最快的娛樂博彩城市之一，也是中國唯一可以合法進行博彩之城市。位處中國策略據點——珠江三角洲，澳門之地理優勢令其直接受惠於中國內地高速增長的經濟勢頭；隨著內地人民的收入不斷上升，加上中央政府放寬國民外遊的政策，訪澳的內地遊客數目大幅激增，令內地旅客對境外娛樂及休閒設施的需求持續殷切。

銀河早著先機，在此報告出版之日，兩間分別設於華都酒店及利澳酒店的娛樂場已投入營運。另外，在金都酒店的另一個娛樂場亦會在今年四月營業。此外，今年八月，銀河之旗艦項目星際酒店亦將開幕。屆時銀河的娛樂桌數目激增四倍至600張，娛樂桌之市場佔有率亦將擴大至25%。樓高34層，由國際著名建築師設計的星際酒店坐落於澳門市中心，落成後將是當地地標性建築物。

**成功發行6億美元債券**

2005年12月，集團成功發行6億美元債券，並獲得國際一線投資者超額認購，反映了投資者對集團商業模式以及對其前景的高度認同。這次的發債規模是全亞洲（日本除外）純澳門博彩企業進行的最大宗債券融資項目，而集團更分別獲得標準普爾的B+評級及穆迪的B1評級，顯示國際評級機構對銀河成為主流博彩營運商充滿信心。

**龐大土地儲備**

集團藉著收購銀河，令其在澳門的長遠發展佔有絕對優勢。其中，集團獲得澳門政府撥出位於路氹的一項重要土地儲備。該地塊總面積達470萬平方呎。路氹地段已被澳門政府規劃為當地最重要的綜合娛樂休閒區域，此一策略性駐點為集團之重要資產，為今後集團的業務奠下鞏固的基礎。

**創新求變　滙聚人才**

集團所秉持的經營理念，是打造具有亞洲特色的世界級娛樂休閒設施與服務。目前，約95%抵澳旅客為華人。憑藉集團多年來在亞洲營商的經驗以及對區域情況的熟悉，配合集團高度靈活的市場策略以及敏銳的市場觸覺，使集團在業務上不斷創新求變、審慎部署，以配合高消費及大眾市場顧客的需要。

為了逐一落實銀河的發展藍圖，集團無論在軟件與硬件方面早已準備就緒，一方面招攬具備豐富國際營運經驗的管理精英，積極建立一支包括：娛樂博彩、酒店服務業以及建造業人才的精銳團隊；另一方面則在各項娛樂設施及資訊科技方面力求創新與現代化。

**恪守法規**

本集團集中落實業務計劃的同時，亦嚴格遵行法定及監管守則。我們致力確保企業管治達至國際水平及澳門政府所要求之嚴格標準。本公司定期審視此等政策，和監管政策之遵行，以貫徹集團嚴謹而具高透明度之管治，以及其對誠信之秉持。

## 建材業務部

**提升競爭能力**

在2005年，香港及中國內地建築材料市場仍然處於整固期，儘管整體住宅市道低迷影響對建材的需求，集團採取積極策略，年初收購了本地一家主要建材營運商，以確保集團在香港的市場佔有率不斷增長。業務量增加令單位生產成本得以下降，加強了集團之競爭力。集團亦於年內將業務拓展至澳門，為當地急速增長之建造業供應優質建材。

**合組聯營　創協同效益**

另一方面，中國作為全球經濟焦點，其本地生產總值連續多年保持7－10%的增長，加上建築和基建開支逐步回升，為集團來年之建材業務締造有利的客觀條件。

集團於過去數年之新開發項目，特別是礦渣微粉產品，已為建材業務帶來新的收入來源，足以平衡預拌混凝土部門之收入下跌。集團透過與內地數個大型鋼鐵集團，包括：北京首都鋼鐵集團、雲南昆明鋼鐵集團、安徽馬鞍山鋼鐵集團及廣東韶關鋼鐵集團，合組了四家聯營公司，以生產礦渣微粉產品。上述礦渣微粉廠已於年內全面投產，並開始為建材業務部帶來收益。

集團另一項新投資乃跟雲南昆明鋼鐵集團合作，於中國西南部生產水泥，藉合作夥伴之優勢加強與當地政府之關係，以及享有西南部獨有之市場特點，進一步拓展水泥業務。

集團深信，透過與實力雄厚的國內夥伴合作，必能更貼近市場脈搏，進一步發揮協同效益，為建材業務奠下更扎實的基礎，建材部亦將繼續優化品牌、加強品質控制及售後服務，以確保產品優於同業。

## 衷心謝意

最後，本人謹對全體董事及員工過去一年來在集團事業上所發揮的專業、忠誠和熱忱，致以深厚謝意，並藉此機會歡迎一眾加入銀河的新成員。本人期待與全體員工一起努力，上下一心，攜手將集團發展成為亞洲、甚至是國際上首屈一指的博彩與娛樂休閒企業。

*主席*

**呂志和博士**

GBS，MBE，太平紳士，LLD，DSSc

二零零六年四月十一日

本公司致力達至最高的企業管治標準。本公司擁有一套均衡的企業管治制度，為董事會(「董事會」)設置框架，以有效地管理公司及達到以下已建立的企業目標，即為股東提供最佳投資回報及以良好企業公民身分關懷社會，並保持高透明度和對股東高度負責。董事會已採用香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四內所載之企業管治常規守則(「守則」)的原則。

## 董事會

本公司以一位董事組成的董事會為首，董事會負責領導及監控本公司及其附屬公司(「本集團」)，並指導及監督本集團的事務。董事會為本公司制定策略及監督管理層之表現。董事姓名及簡歷(按分類)，以及彼等關係載於第4頁「公司資料」一節及第41頁至42頁「其他公司資料」一節。

### 主席、副主席及董事總經理

董事會主席、副主席及董事總經理之職務清楚劃分，並非由同一人擔任。

主席領導及管理董事會，以確保其得以有效運作及履行責任，並確保所有重要事項得以適時討論及回應。副主席支持及協助主席執行上述職務，並連同董事總經理領導及監督本集團的日常業務管理，以及推行本公司的既定政策。

### 董事會之組成

董事會由六名執行董事及四名非執行董事(包括三名獨立非執行董事)均衡組成。董事會確保其成員整體上擁有管理一家成就卓越的大型企業及支持其業務持續增長所必須的全面營商及專業技巧。除了執行董事擁有經營本公司業務的豐富經驗外，董事凝聚了企業管理及策略規劃、財務、法律及企業管治的經驗與資格。董事向董事會提供均衡與獨立的意見，在董事會決策上(尤其於可能涉及利益衝突的事務上)作出獨立判斷及發揮制衡作用。

除於董事簡歷披露的董事間之關係，鄭慕智先生乃胡百全律師事務所(香港一家律師事務所)的首席合夥人，該事務所按一般商業條款，為主席控制的若干公司提供法律服務。

### 非執行董事

本公司大部分非執行董事皆為獨立非執行董事。

本公司所有獨立非執行董事均符合上市規則第3.13條有關獨立性的指引。本公司已接獲彼等各人就其獨立性發出的年度確認函， 並認為彼等各人均屬獨立。本公司已遵守上市規則第3.10(1)及(2)條的規定，委任至少三名獨立非執行董事及一名具備適當的專業資格或具備適當的會計或相關財務管理專長的獨立非執行董事。

所有非執行董事皆有特定任期。張惠彬博士及鄭慕智先生之特定任期均為三年，並須根據本公司組織章程輪席退任及重選。根據顏志宏先生及葉樹林博士的服務合約，彼等之委任期為三年之固定年期，惟可獲續期另外三年。

**董事之委任及重選**

委任新董事加入董事會須按正式、經審慎考慮並具透明度的程序進行。獲甄選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士，且能按照上市公司董事所須達到的標準，履行誠信責任及應有技能、謹慎和勤勉行事的責任。委任新董事的建議，連同其學歷、專業資格及相關工作經驗的詳細資料呈交予董事會，以在委任過程中作決定。所有新董事均須於獲委任後首次股東大會上經由股東重選。

本公司年內並無委任或撤換任何董事。

**董事之責任**

本公司相信，為確保董事能為本公司作出最大貢獻，有必要讓董事獲知有關其職責和責任以及本公司守則、業務及發展的最新資料。為此，本公司為新董事提供一套全面的介紹資料，並不時為董事籌組公司研討會及安排他們考察本集團若干重要業務。本公司向董事提供有關適用於本集團之法律和規章的最新變動資料，及有關本公司業務運作及活動的適當資料。本公司每季於董事會會議上向董事提供報告交代業務表現並與預算加以對照，以及對偏離預算給予所需評論及說明。

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則（「標準守則」）作為董事進行證券交易之行為守則。本公司向所有董事作出特定查詢後確認，董事已遵守標準守則所載之規定準則及本公司本身之守則。

董事會亦已制定書面指引，有關僱員買賣本公司證券須加以遵守。

## 董事委員會

董事會將權力妥為轉授，其下設三個董事委員會，並制訂具體書面職權範圍以清晰界定其職權及職責，以監察本集團各特定範圍之事務。董事委員會獲提供充足資源，包括外聘核數師及獨立專業顧問之意見，以履行其職責。

**執行董事會**

董事會已將管理本集團業務運作及業務活動之權力、職權及酌情權轉授予由本公司全體執行董事組成的一個正式成立的執行董事會。執行董事會向董事會報告，並按季向董事會傳閱其決議案。若干事務特定須留待董事會批准，包括年度預算及賬目、予股東之股息及分派、增加股本及配發新股、衍生交易、須予披露的關連交易及／或股東批准的規定，以及超過預設限額資產的收購、出售、投資、融資及押記。

就作出決定之程序而言，管理層向執行董事會提交書面計劃，載有詳細分析（財務及商務兩方面）及建議，待執行董事會考慮及批准。倘有關事項超越執行董事會之職權或與任何前述特定須留待董事會決定之事項有關，則會提交予董事會批准。

執行董事會將日常管理、行政及營運的職能再轉授予博彩及娛樂部及建築材料部執行委員會及（倘適當）負有特定責任的專責小組，以監管特定業務及公司交易。

**審核委員會**

本公司自一九九九年起設有審核委員會，該委員會由兩位獨立非執行董事（擔任主席的張惠彬博士及顏志宏先生）及一位非執行董事（鄭慕智先生）組成。

審核委員會對董事會負責，而其主要角色為協助董事會監督本公司的財務報告過程、商討審核的性質及範圍、確保內部監控及財務風險管理系統有效執行及審閱本集團的中期及年度財務報表。審核委員會可直接與外聘核數師及管理層接觸及維持獨立溝通，以確保有效交換所有與財務及會計事項有關的資料。審核委員會的書面職權範圍於二零零五年九月十四日獲修訂，以跟從守則的守則條文規定。

審核委員會每年至少舉行兩次會議，財務總監及合資格會計師、公司秘書及外聘核數師均會出席。審核委員會在每次會議後均向董事會呈交書面報告，向董事會提出需其關注之事項、報告該委員會認為需採取行動或改善之任何事項並作出有關建議。

為履行其職責，審核委員會年內主要工作包括下列各項：

(i) 審閱本集團中期及年度財務報表（連同要求董事會通過的建議）、查核有關外聘核數師的中期審閱及年度核數的重要事宜及檢討本集團採用的會計政策及慣例；

(ii) 檢討適用於本集團之新增及／或經修訂會計準則及慣例，以及其對本集團之影響；

(iii) 檢討內部監控及風險管理系統並評估其效益，以確保有適當措施保障本集團所有重要資產及營運，並支持業務持續增長；

(iv) 檢討本集團整體應收款狀況及信貸監控的效益，並加強教育管理層及營運單位有關恪守既定信貸監控措施的重要性；

(v) 檢討核數策略、方式及方法，並與外聘核數師於核數策劃階段估計主要核數風險；

(vi) 報告結果及就改良或實行以上事宜向董事會作出建議。

**薪酬委員會**

本公司之薪酬委員會於二零零六年一月二十七日成立，由三名成員組成，包括擔任主席之呂耀東先生及兩名獨立非執行董事(張惠彬博士及葉樹林博士)。

薪酬委員會向董事會負責，而其主要角色乃就全體董事及高級管理層之薪酬政策及架構進行年度檢討，以及就有關政策及架構及為發展薪酬政策制定正規及透明程序向董事會作出建議。薪酬委員會亦獲轉授職責，負責為全體執行董事及高級管理層釐定由人力資源管理層提出的薪酬方案，並向董事會建議非執行董事的薪酬。薪酬委員會協助董事會定期檢討及制定公平兼具競爭力的薪酬方案，以吸引、挽留及激勵具有打理公司所需素質的董事及高級管理層。

薪酬委員會每年至少舉行一次會議，人力資源部的代表及公司秘書均會出席。薪酬委員會在每次會議後均向董事會呈交書面報告，提出董事袍金(包括審核委員會及薪酬委員會成員的袍金)及其他與薪酬有關事項的建議。

由於薪酬委員會於年度結束後才成立，董事會於年內就薪酬有關事項進行的主要工作包括下列各項：

(i) 經考慮過往年度的董事袍金、本年度公司業績表現與業務水平，以及其他上市公司所付薪酬後，就董事袍金(包括審核委員會成員袍金)之建議進行討論，並提呈股東於股東週年大會上批准；及

(ii) 經考慮薪酬政策及架構、董事及合資格僱員之貢獻與工作表現、將予授出之認股權估值及其對本公司損益表之影響後，就授出認股權予董事及合資格僱員之建議進行討論，並就授予董事認股權提出建議，待獨立非執行董事批准。

截至二零零五年十二月三十一日止年度之董事薪酬載於財務報表附註9(a)。

## 董事會及董事委員會會議

召開例行董事會會議的時間一律預先擬定，每年至少舉行四次，約每季舉行一次，讓董事有機會積極參與。在擬定例行董事會會議的議程時，會先行諮詢董事意見，讓其提出商議事項。如有需要，董事會亦會召開特別董事會會議。董事會會議與上述的審核委員會會議及薪酬委員會會議相互配合，形成董事會及董事委員會履行職責和執行職務的有效架構。董事會及董事委員會的會議記錄，均由公司秘書妥為保存。

個別董事年內出席董事會及董事委員會會議詳情列於下表：

| 會議次數 | 董事會會議 (4) | 審核委員會會議 (2) | 討論有關薪酬事宜的董事會會議* (2) |
|---|---|---|---|
| ***執行董事*** | | | |
| 呂志和博士 | 2/4 | | 1/2 |
| 呂耀東先生 | 4/4 | | 2/2 |
| 陳啟能先生 | 3/4 | | 1/2 |
| 徐應強先生 | 4/4 | | 2/2 |
| 羅志聰先生 | 4/4 | | 2/2 |
| 鄧呂慧瑜女士 | 4/4 | | 2/2 |
| ***非執行董事*** | | | |
| 鄭慕智先生 | 2/4 | 1/2 | 1/2 |
| ***獨立非執行董事*** | | | |
| 張惠彬博士 | 4/4 | 2/2 | 2/2 |
| 顏志宏先生 | 3/4 | 2/2 | 2/2 |
| 葉樹林博士 | 4/4 | | 2/2 |

* 薪酬委員會於年度結束後才成立，因此年內並無舉行任何會議。年內，共舉行兩次董事會會議商討有關薪酬事宜。

## 財務報告

董事會向股東負責，致力於向股東提供全面和適時的資料，以便股東評核本公司之表現、財務狀況及前景。

### 董事的責任

董事確認，編製本公司財務報表乃其責任，而該等財務報表應真實公平，並且符合一切適用的監管規定及會計準則。編製截至二零零五年十二月三十一日止年度財務報表時，董事選擇了適當的會計政策加以貫徹應用，所作出的判斷及估計均屬審慎合理。據董事所知，於二零零五年十二月三十一日，並無任何重大不確定事件或條件可能對本公司的持續經營能力構成重大疑問。因此，董事按持續經營基準編製財務報表。

本公司已根據上市規則第3.24條，委任一位合資格會計師，專責監督財務報告程序及內部監控，並確保符合上市規則有關財務報告及其他有關會計事宜的規定。

### 核數師的責任

本公司的外聘核數師為羅兵咸永道會計師事務所(執業會計師)。核數師對其申報責任的陳述，載於第53頁核數師就本公司財務報表發表的報告。

外聘核數師經進行全面審核後才提出審核意見，在審核過程中並無受到任何限制，並可與本公司個別董事(包括審核委員會成員)及管理層接觸商討。

外聘核數師會列席本公司股東週年大會，解答股東問題。

### 核數師酬金

截至二零零五年十二月三十一日止年度外聘核數師提供審核服務及非審核服務的費用載於財務報表附註8。

非審核服務的費用包括分別就收購銀河娛樂場股份有限公司(「銀河」)提供的服務收取的港幣3,800,000元及就銀河擔保的票據發行收取的港幣3,470,000元。

## 與股東溝通

本公司深明有必要維持與股東密切溝通，以便他們自行作出判斷，並向本公司提供具建設性的回饋意見。

本公司每逢公佈全年及中期業績後，均會舉行新聞發佈會、分析員簡報會及投資者會議。本公司的網站www.galaxyentertainment.com 設有投資者關係專欄，及時提供最新的新聞稿及其他業務資訊。凡本公司舉行股東週年大會及股東特別大會，本公司董事均會出席，解答股東問題，提供所需資料。

本公司已遵守上市規則及組織章程有關以投票表決及相關事宜的規定。

## 遵行守則

回顧年度內，除守則條文第A.4.2條、B.1.1及第E.1.2條外，本公司已遵守守則條文(有關內部監控的守則條文第C.2條除外，該條文將對二零零五年七月一日或該日之後開始的會計期間實施)。就守則條文第A.4.2條而言，鑑於其他董事實際上每三年均會輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。本公司薪酬委員會已於二零零六年一月二十七日成立，具有適當組成及職權範圍。另外，主席因另有要務，故未能出席本公司於二零零五年四月二十八日舉行的股東週年大會。

對於來澳門渡假消遣的每位旅客，不論是歡渡週末，或是停留較長時間享受家庭樂，銀河都能令您賓至如歸。

















# 博彩及娛樂



## 收購博彩及娛樂業務

有關本公司之全資附屬公司 Canton Treasure Group Ltd. 根據於二零零五年三月十四日訂立的收購協議（經於二零零五年四月一日及於二零零五年五月三十一日訂立的補充協議修訂），收購銀河之88.1%有投票權股份（附有97.9%經濟權益）之事項（「收購事項」），已於二零零五年七月二十二日完成。由於收購事項於二零零五年七月完成，因此，本集團截至二零零五年十二月三十一日止年度之全年業績包括了銀河及其附屬公司由收購日期起至二零零五年十二月三十一日止期間的業績。

收購價為港幣18,405,198,023元，已按以下方式支付：(i)其中約80%按每股作價港幣8元，向賣方配發及發行1,840,519,798股入賬列為繳足的本公司新股份及(ii)另外約20%以發行本金額港幣2,544,239,603元的無抵押定息票據，以及支付現金港幣1,136,800,000元予賣方。本公司於二零零五年四月二十一日公佈以先舊後新方式按每股港幣8元，向獨立投資者配售146,000,000股本公司新股份，所得現金款項淨額約為港幣1,136,800,000元，已用作撥付該現金支付。

收購事項根據香港聯合交易所有限公司證券上市規則，構成本公司一項關連交易及一項非常重大的收購事項，並已於二零零五年七月十九日舉行的本公司股東特別大會上，獲獨立股東正式批准。

有關收購事項的進一步詳情，已載於日期為二零零五年六月三十日本公司寄發給股東的通函。

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。鑑於銀河早已經營華都娛樂場，加上星際酒店、路氹城大型娛樂渡假中心、及其他城市俱樂部娛樂場項目的發展計劃正在全面進行中，足證銀河已經準備就緒，當可把握機會，進佔高速增長之澳門博彩及旅遊市場。本公司持有銀河的97.9%經濟權益，預期將可受益於澳門旅遊、款接及博彩行業的蓬勃發展。



## 業務回顧

截至二零零五年十二月三十一日止年度，營業額及股東應佔溢利分別為港幣1,292,000,000元及港幣2,395,000,000元，而截至二零零四年十二月三十一日止年度分別為港幣1,299,000,000元及港幣56,000,000元。本集團之營業額比去年略低，而股東應佔溢利大大高於去年。截至二零零五年十二月三十一日止年度的股東應佔溢利包括因於二零零五年七月進行收購事項而產生的港幣3,039,000,000元收購淨資產公平值超出收購附屬公司成本之款項（經扣除開辦前費用港幣14,000,000元後）。在上述收購後，博彩及娛樂成為本集團之主要業務，該分部在二零零五年由收購日期起至十二月期間，為本集團帶來港幣66,000,000元之營業額進賬。

集團截至二零零五年十二月三十一日止年度之營運業績分部分析詳列如下：

## 股東應佔溢利

| | 博彩及娛樂<br>*港幣千元* | 建築材料<br>*港幣千元* | 中央<br>*港幣千元* | 總計<br>*港幣千元* |
|---|---|---|---|---|
| **營業額** | 66,213 | 1,225,714 | — | 1,291,927 |
| 其他收益 | 2,095 | 13,721 | 36,213 | 52,029 |
| 經營溢利 | 2,624,750 | 3,683 | (38,343) | 2,590,090 |
| 財務費用 | | | | (116,423) |
| 應佔溢利減虧損 | | | | |
| 共同控制實體 | | | | |
| — 經營溢利 | — | 31,025 | — | 31,025 |
| — 資產及商譽減值 | — | (109,000) | — | (109,000) |
| | — | (77,975) | — | (77,975) |
| 聯營公司 | — | 2,696 | — | 2,696 |
| **除税前溢利** | | | | 2,398,388 |
| 税項 | | | | (1,683) |
| 除税後溢利 | | | | 2,396,705 |
| 少數股東權益 | | | | (1,436) |
| **股東應佔溢利** | | | | 2,395,269 |

EBITDA(不包括非經常項目)

| | 博彩及娛樂 | 建築材料 | 中央 | 總計 |
|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 本公司及附屬公司 | | | | |
| 經營溢利/(虧損) | 2,624,750 | 3,683 | (38,343) | 2,590,090 |
| 非經常項目 | (3,025,019) | (9,184) | 20,000 | (3,014,203) |
| 折舊及攤銷 | 419,609 | 116,459 | — | 536,068 |
| | 19,340 | 110,958 | (18,343) | 111,955 |
| 共同控制實體及聯營公司 | | | | |
| 應佔除税前溢利減虧損 | — | (73,913) | — | (73,913) |
| 非經常項目 | — | 109,000 | — | 109,000 |
| | — | 35,087 | — | 35,087 |
| 未計非經常項目、折舊及攤銷及税項前盈利 | 19,340 | 146,045 | (18,343) | 147,042 |

按業務分佈之營業額

| | 二零零五年 | 二零零四年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| A 博彩及娛樂 | **66,213** | — |
| B 建築材料 | **1,225,714** | 1,299,143 |
| | **1,291,927** | 1,299,143 |


A (5%)
2005
B (95%)
A (0%)
2004
B (100%)

總資產分佈

| | 二零零五年 | 二零零四年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| A 博彩及娛樂 | **18,808,799** | — |
| B 建築材料 | **2,143,535** | 2,136,967 |
| C 中央服務 | **367,373** | 106,664 |
| D 現金及銀行結餘 | **5,068,214** | 170,952 |
| | **26,387,921** | 2,414,583 |


D (19%)
A (71%)
C (2%)
B (8%)
2005
D (7%)
A (0%)
C (4%)
2004
B (89%)

按地區分佈之營業額

| | 二零零五年<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| A 香港 | **493,504** | 461,800 |
| B 澳門 | **126,936** | — |
| C 中國內地 | **671,487** | 837,343 |
| | **1,291,927** | 1,299,143 |


2005
A (38%)
B (10%)
C (52%)
2004
A (36%)
C (64%)

按地區分佈之總資產

| | 二零零五年<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| A 香港 | **1,078,696** | 1,156,580 |
| B 澳門 | **24,094,083** | — |
| C 中國內地 | **1,215,142** | 1,258,003 |
| | **26,387,921** | 2,414,583 |


C (5%)
A (4%)
2005
B (91%)
A (48%)
2004
C (52%)

## 博彩及娛樂業務部門

### 概覽

銀河經營之市場是全球增長最快之博彩市場之一。在二零零五年，該業務部門首次全年經營其首個城市俱樂部娛樂場—華都娛樂場。在該整年中，娛樂場業務繼續有良好發展和穩定之營業額。該年來自博彩業務的收入為港幣163,000,000元，而上年度(僅其中六個月經營博彩業務)的收入為港幣124,000,000元。經扣除有關發展星際酒店、路氹城大型娛樂渡假中心及兩個全新城市俱樂部娛樂場的營運、行政及其他費用後，該年這一業務部門錄得港幣19,000,000元的 EBITDA(不包括非經常項目)。

在二零零五年，澳門博彩市場再有雙位數字增長，總博彩收益攀升至港幣430億元。華都娛樂場博彩淨收益在二零零五年整年期間達港幣38億元。這收益佔整個市場9%的市場份額，而當時只有43張貴賓桌和20張中場博彩桌及74個角子機。

### 星際酒店

星際酒店位於澳門市中心友誼大馬路博彩娛樂場的心臟地帶，是銀河首座娛樂旗艦設施，其為一座34層的高級酒店，有兩個空中套房，面積6,000平方呎，俯瞰澳門市中心的景色。該酒店由嚴迅奇(Rocco Yim)設計，嚴迅奇為香港國際金融中心二期的項目建築師)，內部則由利是百順 LRF Designers Ltd. 設計。雙層玻璃外牆由於其重疊形象而產生迷人的效果。在建成之後，星際酒店將成為澳門最高酒店及重要地標。

星際酒店的其他設施將會包括供應亞洲和中國菜餚的舒適飯館、露天游泳池、水療設施和設備優良的健體俱樂部、多媒體娛樂中心和音樂廊。

星際酒店是由銀河建設、擁有和經營的首間娛樂度假酒店，建造工程現正如期進行。該大廈已於二零零六年一月平頂，預期娛樂場將於二零零六年八月開業。

在營運方面，娛樂場佈局設計已交由一群擁有豐富娛樂場及款接行業經驗的國際性專業管理人員負責，務求博彩桌、角子機和客房佈置得宜，以達致最大樓面面積。此業務將會採用最新的娛樂場及酒店管理系統、監察保安系統、撲克牌和籌碼保護系統。此外，亦正在招募和培訓逾2,000名新僱員。

有290張博彩桌、300個角子機和500個酒店客房的星際酒店將對本集團之成功有莫大貢獻。

### 路氹城大型娛樂渡假中心

與此同時，開發和建設路氹城大型娛樂渡假中心的工程亦正在進行。該娛樂渡假中心將會提供一站式博彩、娛樂、購物和用膳的旅遊地點，其博彩場地面積將會超過25,000平方米，有超過450張博彩桌和1,000個角子機。按照計劃，首階段發展項目將提供酒店客房1,500間。現已開展工地打樁工程，並正在對設計佈局進行仔細修改。

路氹城大型娛樂渡假中心位於新開發的路氹區，該區交通方便，接近通往澳門市中心的西環高速公路、通往橫琴的蓮花大橋和通往世界各地的澳門國際機場。此間大型渡假中心將會成為銀河於澳門的博彩和渡假中心旗艦。

路氹城大型娛樂渡假中心的其他設施包括大型購物中心、健體俱樂部和水療設施、音樂廊、兒童遊樂場、戲院及各式各樣餐飲膳食服務。

路氹城大型娛樂渡假中心擬定於二零零八年開業。

## 銀河城市俱樂部

除本集團旗下的星際酒店和路氹城大型娛樂渡假中心自置物業外，本集團還加入另外兩個新的城市俱樂部娛樂場：利澳娛樂場和金都娛樂場。

利澳娛樂場已於二零零六年三月開業，位於利澳酒店內的主要博彩樓層有75張博彩桌和150個角子機，頂層的豪華貴賓廳有15張貴賓博彩桌。

金都娛樂場即將開業，其主要博彩樓層有100張博彩桌和350個角子機，並於16個貴賓廳設有合共46張貴賓博彩桌。

## 債券發行

於二零零五年十二月，本公司成功籌得600,000,000美元，包括將於二零一二年十二月十五日到期的350,000,000美元9.875厘擔保優先票據，和將於二零一零年十二月十五日到期的250,000,000美元浮息擔保優先票據，後者按六個月倫敦銀行同業拆息息率另加5厘計息。

本公司已用債券所得款項向恒生銀行償還港幣242,000,000元貸款。

憑藉債券發行和預測來自本集團旗下星際酒店、華都、利澳和金都各娛樂經營業務所得的現金流量，本公司擁有足夠資金完成星際酒店和路氹城大型娛樂渡假中心的建設和開發。



本公司從事製造、銷售及分銷優質建材，為供應香港、澳門及內地市場之主要供應商。






广东韶钢嘉羊公司
3

# 穩固根基



嘉華混凝土






云南昆钢嘉华




马钢嘉华
矿渣微粉

## 建築材料業務

年內，建築材料業務繼續向中國內地市場擴展。現時業務已遍及中國內地大部分主要城市。

儘管香港建築材料業務之經營環境不斷改善，惟年內建築工程項目減少導致建築材料之銷量仍處於低水平。另一方面，中國內地持續採取宏觀調控措施，以致本集團中國內地業務的銷售增長略受影響。因此，本年度營業額保持與去年相若的水平。本部門本年度錄得虧損而去年度則錄得溢利。本年度之虧損淨額包括資產及商譽減值。此外，因採納新會計準則導致在二零零四年損益表內計入物業重估產生之特殊收益。假若撇除此等非經常項目，本年度純利實質與去年相若。

**香港及澳門之建築材料業務**

本年度香港經濟持續顯著增長，消費者開支增加，資產價格逐步回升。然而，停止定期賣地以及暫停西九龍及東九龍大型發展項目和若干其他大型基建項目，導致香港建築工程減少，因而影響年內建築材料需求。預期該等項目一旦動工，加上經濟蓬勃帶動物業發展市場增長，建築材料需求將會回復正常水平。因應上述業務環境，本部門透過業務收購，進一步擴展了香港建築材料業務。

此項收購不但可壯大建築材料業務的客戶基礎，發揮更理想的協同效應，同時更可讓本公司作出充分準備，在建築材料市場日後復甦時爭佔更大市場份額。

本公司佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修工程依原定計劃繼續進行。

澳門方面，旅遊、酒店及博彩行業在年內迅速增長，帶動澳門建築工程蓬勃發展。現有的經濟增長加上澳門政府推動澳門進一步發展的相關政策，使當地建築工程非常活躍，對優質築建材料之需求將大幅增加並持續增長。為掌握此難得商機，本公司已在澳門設立相關業務，向當地市場供應優質建築材料產品。該等業務已於年內帶來理想溢利貢獻。本集團將配合澳門日漸殷切的優質建築材料需求，進一步擴展澳門業務。

**中國內地之建築材料業務**

中央政府持續實施宏觀經濟調控措施，已成功修正過往數年的過速經濟增長。年內原料價格已趨穩定。儘管宏觀經濟調控措施某程度上對中國內地建築工程量構成影響，但卻為日後的可持續增長奠下穩固基礎，長遠而言，本集團亦將會從中受惠。

儘管中國內地業務(尤其是上海預製混凝土業務)的銷量及溢利貢獻遜於去年，惟穩定的原材料成本有助本公司維持與去年相若之邊際利潤。

本集團投資於高門檻產品之策略於年內成果顯著。本集團與北京首鋼集團、雲南昆明鋼鐵集團、安徽馬鋼集團及廣東韶鋼集團合作產銷礦渣微粉之合營項目，均已帶來理想溢利貢獻。通過該等合營企業提供的礦渣微粉產品，在當

地市場廣受歡迎。鑒於礦渣微粉需求漸見殷切，本集團將考慮進一步擴展生產設施以滿足需求。本集團亦將繼續拓展新市場及推廣礦渣微粉產品。

就本集團與昆明鋼鐵集團在雲南昆明產銷水泥的合營企業而言，其首階段發展進程已於年內為本集團帶來溢利貢獻。當地市場對水泥需求甚殷，預期現正動工興建的額外生產設施日後投產時，合營企業可為本集團帶來理想溢利貢獻。

受到宏觀調控措施影響，廣州市場的水泥需求下降，本集團的廣州水泥合營企業年內表現稍欠理想。本集團已採取積極措施，以改善成本效益及提高市場競爭力。

## 流動資金及財務資源

本集團之財務狀況於年內繼續保持強健。本集團於二零零五年十二月三十一日之股東權益為港幣14,932,000,000元，較二零零四年十二月三十一日港幣1,425,000,000元（經重列）增加約948%。本集團之總資產則增至港幣26,388,000,000元，於二零零四年十二月三十一日則為港幣2,415,000,000元（經重列）。

於二零零五年四月，本公司透過以先舊後新方式配售股份，按每股港幣8元發行了146,000,000股新股，集資約港幣1,137,000,000元。集資所得現金款項所得作為在二零零五年七月收購事項之用。

本集團之現金狀況繼續保持充裕。二零零五年十二月三十一日之現金及銀行結餘總額為港幣5,068,000,000元，二零零四年十二月三十一日則為港幣171,000,000元。

## 資金來源

| | **二零零五年** *港幣千元* | 二零零四年 *港幣千元* |
|---|---|---|
| A 股本 | **329,058** | 129,648 |
| B 資本儲備 | **11,439,469** | 558,552 |
| C 盈餘儲備 | **3,118,363** | 735,930 |
| D 認股權儲備 | **37,561** | — |
| E 其他儲備 | **8,003** | 1,134 |
| F 少數股東權益 | **491,910** | 39,025 |
| G 長期借款 | **4,643,355** | 311,580 |
| H 其他非流動負債 | **1,922,891** | 194,893 |
| | **21,990,610** | 1,970,762 |


2005
A (2%)
B (52%)
C (14%)
D (0%)
E (0%)
F (2%)
G (21%)
H (9%)
2004
A (7%)
B (28%)
C (37%)
D (0%)
E (0%)
F (2%)
G (16%)
H (10%)

於二零零五年十二月三十一日，本集團的總債務為港幣7,587,000,000元，於二零零四年十二月三十一日則為港幣322,000,000元。本集團的總債務主要包括銀行貸款、定息票據、擔保票據及其他債務責任，大多以港幣及美元為單位。本集團對借貸密切監控，以確保順利償還款項直至到期日為止。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源應付承擔、營運資金需求及未來資產收購。

## 負債比率

負債比率定義為未償還之總借款金額扣除現金結餘與總資產（不包括現金結餘）相比，本集團於二零零五年十二月三十一日之負債比率處於12%之滿意水平，於二零零四年十二月三十一日則為7%。

## 庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣為主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外滙風險。本集團並無投資於對本集團庫務管理而言不必要之其他衍生產品。

## 集團資產之抵押

集團資產之抵押詳列於財務報表附註第17項及第23項。

## 或然負債

集團之或然負債詳列於財務報表附註第41項。

## 僱員及薪酬政策

於二零零五年十二月三十一日，本集團在香港、澳門及中國內地僱員總人數約3,944人(不包括聯營公司及共同控制實體)。僱員開支合共港幣232,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力、公平及定期檢討的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為僱員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照澳門和中國內地市場的薪酬福利水平，釐定兩地員工的薪酬福利，並著重提供員工培訓及發展的機會。

銀河娛樂場股份有限公司(「銀河」)一直明白到必須建立及發展由經驗豐富的博彩界專家組成的國際隊伍。為達此目的，銀河已從世界各地聘請了一支精英行政管理人員隊伍，以推動銀河向前邁步及為廣大管理隊發展知識及技術。

銀河所有管理行政人員均擁有亞洲博彩及酒店服務業方面的實際專業知識，而有關知識乃多年來於區內發展的經驗所累積而來的。中層管理人員亦不例外，他們絕大部分具有亞洲市場方面的經驗，或曾於澳洲等國家處理過亞洲市場。

銀河每所娛樂場，包括經已營業及正在建造中的，都是由經驗豐富的娛樂場專業人員隊伍營運，而有關隊伍均擁有上述亞洲市場經驗。每項物業均擁有一支包括博彩桌運作、角子機運作、監察、保安、出納、市場及貴賓服務方面的娛樂場專家的管理隊伍。而這些娛樂場專家亦得到人力資源、財務及行政方面的專業人員鼎力協助。

成功建立及將繼續發展銀河龐大隊伍的高級博彩及娛樂業務行政人員由下列主要成員組成。儘管此表並非詳盡列出整支隊伍，卻能顯示出本集團於該等業務經驗之豐富與知識之廣博。

**Thuy Trinh**，56歲，銀河娛樂場股份有限公司的營運總監，持有文學士學位，於跨國渡假及博彩業積逾30年豐富經驗。

**Kwa Yew Sang**，54歲，銀河娛樂場股份有限公司的財務總監，持有工商管理碩士及經濟學士學位。郭先生為澳洲執業會計師學會會員及澳洲公司董事協會的資深會員。於財務及會計界積逾30年經驗，其中18年任職於博彩業。

**Ciarán Pearse Carruthers**，37歲，城市俱樂部高級副總裁，在英國、美國北馬里亞納自由聯邦、菲律賓及新加坡等地積18年博彩及渡假業經驗。彼於過去十四年專門從事於亞太博彩業。

**Bernard Francis Millman**，52歲，集團財務總監(城市俱樂部)，畢業於 Royal Melbourne Institute of Technology，持有工商管理(酒店管理)學士學位。Millman 先生從事財務管理30年，歷任管理要職，包括跨國酒店與澳洲娛樂場的總經理及財務總監。Millman 先生曾於澳洲一項稅制檢討中作為酒店及博彩業代表。

**Gary Woollard**，51歲，於二零零四年二月至二零零五年六月期間出任華都娛樂場的娛樂場經理，目前出任金都娛樂場的娛樂場經理。Woollard 先生加入銀河前，於澳洲及全球各地(包括相當時間於亞洲)積21年博彩業經驗。

除銀河具國際管理經驗的外國僱員外，亦聘用了具豐富經驗的本地員工。國際管理技巧加上對本土文化的深入了解，是銀河領先競爭對手的優勢所在。

這些經驗與銀河管理技巧的持續發展，促使娛樂場的營運極度快捷有效。集團之達國際水平的娛樂場亦因此能為客人提供可靠、安全及賓至如歸的顧客服務。建基於對本地市場喜好的詳盡了解，本集團相信本身能建立可於未來年月推動銀河發展的管理隊伍。

銀河明白到員工為我們最寶貴的資產，並定期研究競爭對手的人力資源政策及薪酬方案，以保證我們維持競爭力。

銀河亦致力於為員工實現可觀的事業發展前景，並不斷提供新技術及概念的訓練，故此今日的發牌員有機會成為明日的管理人員。進修課程亦定期舉行，以保證所有員工均能達到銀河定下的高水平。

本集團迅速拓展，為內部增長提供形形式式的機會。而本集團自成立起，已執行給所有敬業樂業且能力卓越的員工提供晉升機會作回報之政策。內部晉升的政策與銀河業務迅速的拓展及增長製造的眾多機會，均有助聘請及挽留員工。

良好企業公民是本集團及集團仝人的主要理念。本集團認為，作為經營業務所在社區的一份子，我們有責任履行社會責任，並鼓勵僱員參與當地社區活動。

本集團致力持續為我們居住、工作和服務的社區，帶來正面的改變。本集團年內已贊助並參與多項社區活動。

## 香港

建材業務部門於二零零一年成立「嘉華建材同樂會」，期間曾與多個公益機構攜手合作。年內曾參與多項社會公益活動，包括：

- 香港紅十字會舉辦的捐血活動
- 香港青年協會青年義工網絡舉辦的有心企業
- 基督教香港信義會舉辦的長腿叔叔信箱
- 苗圃行動舉辦的挑戰12小時慈善馬拉松
- 嘉華建材同樂會與基督教香港信義會聯手舉辦的2005年英語小組

## 在澳門

本集團的博彩及娛樂業務部門通過參與下列活動，履行良好企業公民責任：

- **體育**

  年內，本集團贊助及／或參與多項由澳門特區政府舉辦的大型體育活動，以支持特區政府推動體育旅遊的政策目標。

  - 東亞運回歸之火，聖火傳遞萬人行
  - 澳門銀河娛樂渡假2005世界女排大獎賽（冠名贊助）
  - 第52屆澳門格蘭披治大賽車
  - 2005澳門銀河娛樂渡假國際馬拉松、半程馬拉松及迷你馬拉松（冠名贊助）

- **參與慈善公益活動**

  年內，本集團曾捐款予南亞地震海嘯災區籌款、同善堂及澳門日報讀者公益基金會。本集團相信，對社會的承擔不僅限於慈善公益捐款，亦須通過參與慈善公益活動體現。

  - 公益金百萬行

- 發展旅遊業

本集團積極參與有關旅遊的貿易展銷會及座談會，支持特區政府，將澳門發展為國際文化娛樂之都。

澳門去年舉辦的主要旅遊活動為第54屆太平洋亞洲旅遊協會年會，參與人士包括約1,200位代表及嘉賓與超過230位傳媒。本集團曾贊助其中一場午餐會。

- 第54屆太平洋亞洲旅遊協會年會代表午餐會。

集團深明，以專業態度、適時並主動地向股東、債券持有人及投資界傳達有關集團的重要資訊，是非常重要的。集團管理層的理念是維持高透明度，恰當與及時披露有關集團的企業策略和業務發展的最新資料。

集團將通過年報和中期報告發放財務及營運資料，而股東週年大會則將為董事會與股東之間的溝通提供渠道。

集團在每次公佈業績後，將會隨即舉行記者招待會、分析員簡報會及投資者會議，而董事與高級管理層均會出席，解答各界有關的提問。

其他溝通渠道包括發放新聞稿、投資者簡訊及網站「www.galaxyentertainment.com」，以及公司年報和中期報告。

高級管理層有意定期與香港和海外的研究分析員和機構投資者會面、出席主要投資者會議和參與非推銷性質的路演。集團亦將舉辦考察團，安排分析員考察集團的澳門業務，並為股票經紀業界舉行聯誼活動。

| 日期 | 事宜 |
|---|---|
| 二零零五年九月十四日 | 公佈截至二零零五年六月三十日止六個月之業績 |
| 二零零六年四月十一日 | 公佈截至二零零五年十二月三十一日止年度之業績 |
| 二零零六年六月二十九日 | 二零零六年股東週年大會 |

| | 二零零一年<br>港幣千元 | 二零零二年<br>港幣千元 | 二零零三年<br>港幣千元 | 重列<br>二零零四年<br>港幣千元 | **二零零五年**<br>**港幣千元** |
|---|---|---|---|---|---|
| **綜合損益表** | | | | | |
| 營業額 | 1,082,615 | 1,010,999 | 1,130,894 | 1,299,143 | **1,291,927** |
| 股東應佔溢利 | 112,801 | 62,328 | 40,205 | 55,886 | **2,395,269** |
| 股息 | 48,330 | 24,829 | 25,168 | 25,805 | — |
| 每股盈利(仙) | 9.6 | 5.1 | 3.2 | 4.4 | **110.7** |
| 每股股息(仙) | 4.0 | 2.0 | 2.0 | 2.0 | — |
| **綜合資產負債表** | | | | | |
| 物業、機器及設備,投資物業及租賃土地和土地使用權 | 675,498 | 740,946 | 802,153 | 787,028 | **2,926,125** |
| 無形資產 | — | — | — | — | **16,494,369** |
| 共同控制實體及聯營公司 | 263,851 | 211,571 | 253,547 | 266,893 | **300,778** |
| 其他非流動資產 | 141,709 | 240,974 | 240,727 | 408,883 | **514,502** |
| 流動資產淨額 | 423,790 | 362,758 | 481,179 | 507,958 | **1,754,836** |
| 資產之運用 | 1,504,848 | 1,556,249 | 1,777,606 | 1,970,762 | **21,990,610** |
| 股本 | 121,674 | 124,321 | 125,893 | 129,648 | **329,058** |
| 儲備 | 1,235,958 | 1,268,249 | 1,288,370 | 1,295,616 | **14,603,396** |
| 股東權益 | 1,357,632 | 1,392,570 | 1,414,263 | 1,425,264 | **14,932,454** |
| 少數股東權益 | 125,547 | 145,334 | 147,891 | 39,025 | **491,910** |
| 長期借貸 | — | — | 200,800 | 311,580 | **4,643,355** |
| 其他非流動負債 | 21,669 | 18,345 | 14,652 | 14,020 | **1,778,531** |
| 撥備 | — | — | — | 180,873 | **144,360** |
| 已運用資金 | 1,504,848 | 1,556,249 | 1,777,606 | 1,970,762 | **21,990,610** |
| 每股資產淨值(元) | 1.12 | 1.12 | 1.12 | 1.10 | **4.54** |

二零零一年、二零零二年及二零零三年的摘要並無因應二零零五年採納新訂及經修訂香港財務報告準則而重列。


營業額
港幣百萬元
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
年度


每股盈利
港仙
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
年度


每股資產淨值
港元
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
2001
2002
2003
2004
2005
年度


股東應佔溢利
港幣百萬元
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
年度

## 董事之個人資料

### 執行董事

**呂志和博士**，*GBS*，*MBE*，*太平紳士*，*LLD*，*DSSc*，七十六歲，為本集團之創辦人，自一九九一年八月起任本公司之董事，現為本公司之主席，呂博士亦為本公司主要股東嘉華國際集團有限公司之董事兼主席。彼於礦務、建築材料及地產發展方面具逾四十七年之經驗，為英國礦業學會(香港分會)創會會長及東華三院前任主席，現為東華三院顧問局成員。呂博士亦為香港酒店業主聯會創會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士於二零零五年七月一日獲香港特別行政區政府頒授金紫荊星章榮譽。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

**呂耀東先生**，五十歲，於一九七九年加入本集團，自一九八七年六月起任本公司之執行董事，現為本公司之副主席，呂先生亦為本公司主要股東嘉華國際集團有限公司之執行董事及董事總經理。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為中國人民政治協商會議上海市委員會之委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之弟。

**陳啟能先生**，六十歲，於二零零二年加入本集團，並於二零零三年一月起任本公司之執行董事，現為本公司建材部董事總經理。彼為英國特許公認會計師公會之資深會員、香港會計師公會及英國特許管理會計師公會會員。陳先生多年來曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員，累積豐富經驗。

**徐應強先生**，四十八歲，於一九八二年加入本集團，於二零零四年四月起任本公司之執行董事，現為本公司建材部副董事總經理，徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十四年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。

**羅志聰先生**，四十五歲，於二零零三年加入本集團，現為集團財務董事，並於二零零四年四月起任本公司之執行董事。羅先生亦為本公司主要股東嘉華國際集團有限公司之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院頒發之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資、策略規劃及投資者關係方面擁有逾二十三年之廣泛經驗。

**鄧呂慧瑜女士**，*太平紳士*，五十二歲，於一九八零年加入本集團，並於一九九一年八月起任本公司之執行董事。彼亦為本公司主要股東嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為香港藝術發展局成員及香港古物諮詢委員會委員。鄧女士於二零零五年七月一日獲香港特別行政區政府頒授太平紳士榮銜。鄧女士為呂志和博士之女及呂耀東先生之姊。

**非執行董事**

**張惠彬博士**，*太平紳士*，六十九歲，於一九八六年加入本集團，彼於一九八七年六月獲委任本公司之執行董事及於一九九五年起任本公司之獨立非執行董事。張博士持有工商管理榮譽博士、碩士及學士學位，彼曾從事銀行業逾二十二年，並擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席，亦為嘉華國際集團有限公司（本公司主要股東）、建生國際集團有限公司、Prime Investments Holdings Limited 及上海電氣集團股份有限公司之獨立非執行董事。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲2002年上市公司非執行董事之傑出董事獎，且於二零零四年十一月再獲香港特區政府委任為地產代理監管局之委員。

**鄭慕智先生**，*GBS*，*OBE*，*太平紳士*，五十六歲，於一九九六年八月起任本公司之非執行董事。鄭先生為一間香港律師事務所胡百全律師事務所之首席合夥人，亦為香港董事學會之創會主席，現為該會之榮譽會長及主席。鄭先生於二零零五年十一月獲委任為策略發展委員會之行政委員會非官方委員。彼曾任香港立法局議員。

**顏志宏先生**，五十二歲，於二零零四年四月起任本公司之獨立非執行董事。顏先生持有紐西蘭 University of Waikato 頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員，曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務方面擁有逾三十年之廣泛經驗。彼現時為英國 Churngold Construction Holdings Limited 之主席，該公司為專業之地底工程承建商，從事地底工程及地面勘察，亦從事清理受先前工業活動污染地方之修復業務。

**葉樹林博士**，*LLD*，六十八歲，於二零零四年十二月起任本公司之獨立非執行董事。葉博士持有加拿大康戈迪亞大學(Concordia University)文學士學位及榮譽法律博士學位。彼為加拿大置地有限公司之創辦人並擔任董事長一職。該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士曾被選為廣州市榮譽市民，彼為現任梅州市、廣州市及廣州荔灣區政協委員。

## 高級管理層

本公司執行董事被視為本集團的高級管理層，直接掌管本集團業務。

## 公眾持股量

根據本年報刊發之日可以得悉的公開資料及據董事知悉，本公司有足夠公眾持股量。

本董事會同寅謹向各股東提呈本公司及本集團截至二零零五年十二月三十一日止年度之董事會報告書及經審核財務報表。

## 收購博彩及娛樂業務及更改公司名稱

二零零五年七月二十二日，本公司旗下一家全資附屬公司 Canton Treasure Group Ltd.（「Canton Treasure」）對銀河娛樂場股份有限公司（「銀河娛樂」）88.1%有投票權股份（附有97.9%經濟權益）（「銀河股份」）進行之收購（「收購事項」）完成，收購價為港幣18,405,198,023元。銀河娛樂乃於澳門註冊成立，是獲澳門政府批授博彩批給之三間承批公司之一，可於澳門經營博彩業務。

進行收購事項後，博彩及娛樂成為本集團主要業務。為了更清楚反映此業務焦點，本公司股東於二零零五年十月十二日正式召開及舉行的股東特別大會上，批准公司易名為「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」，而此名稱已於二零零五年十月二十六日生效。

## 主要業務

本公司在年度內乃一間投資控股公司。其主要附屬公司、共同控制實體及聯營公司於二零零五年七月二十二日前的主要業務為在香港、澳門及中國內地製造、銷售及分銷建築材料。二零零五年七月二十二日完成收購事項後，本集團主要附屬公司之主要業務亦包括於澳門從事博彩及娛樂業務。

於二零零五年十二月三十一日，本公司主要附屬公司、共同控制實體及聯營公司之主要業務及其他詳情載於本財務報表附註43。

## 業績及分派

本集團截至二零零五年十二月三十一日止年度之業績載列於本年報54頁綜合損益表內。

年內並無派付任何中期股息（二零零四年：每股1仙附有現金選擇權之以股代息）。董事已決議不建議就截至二零零五年十二月三十一日止年度派付任何末期股息（二零零四年：每股1仙）。

## 股本

本公司股本於年內之變動詳情載於財務報表附註28。

二零零五年七月十九日，藉額外增設3,000,000,000股每股面值港幣0.10元之股份，本公司之法定股本由港幣388,800,000元增加至港幣688,800,000元，分為6,888,000,000股每股面值港幣0.10元的股份，新股份與本公司當時股本中原有股份在各方面享有同等地位。

二零零五年五月四日，根據日期同為二零零五年四月二十一日之配售協議及認購協議規定的先舊後新配售及認購安排，Sutimar Enterprises Limited（嘉華國際集團有限公司（「嘉華國際」）之全資附屬公司及本公司當時之控股股東）獲發行146,000,000股每股面值港幣0.10元之新股，每股作價現金港幣8.00元（「配售及認購事項」）。配售及認購事項之目的乃為收購事項籌集資金。發行價港幣8.00元較股份於二零零五年四月二十日於香港聯合交易所有限公司（「聯交所」）所報之收市價每股港幣8.55元折讓約6.4%。約港幣1,136,800,000元之所得款項淨額（扣除費用及開支後）已用作二零零五年七月二十二日完成之收購事項所需資金。有關配售及認購事項之詳情載於本公司於二零零五年四月二十一日所刊發之公佈。

二零零五年七月二十二日，賣方獲配發1,840,519,798股每股面值港幣0.10元之新股，每股作價港幣8.00元，作為收購事項部分代價。有關發行作為代價之股份詳情載於本公司於二零零五年七月十九日刊發之公佈。

## 股本(續)

年內，因有認股權持有人行使認股權，故本公司根據認股權計劃發行了1,802,000股、2,216,000 股及3,566,000股新股，每股發行價分別為港幣0.5333元、港幣0.5216元及港幣0.514元。

隨著本公司易名，本公司股份於聯交所買賣之股份簡稱更改為「GALAXY ENT 銀河娛樂」，並已於二零零五年十一月一日生效。就本公司股份於聯交所買賣之買賣單位更改為每手1,000股，並已於二零零五年十一月九日生效。

本公司並無於截至二零零五年十二月三十一日止年度內贖回其任何股份。本公司或其任何附屬公司亦無於本年內購回或出售本公司之任何股份。

## 債券

二零零五年七月二十二日，本公司發行總金額為港幣172,434,536元之系列「A」無抵押定息票據(將於二零零六年八月二十一日到期)及總金額為港幣2,371,805,067元之 系列「B」無抵押定息票據(將於二零零八年九月三十日到期)(經修訂)，作為收購事項部分代價。

二零零五年十二月十四日，Galaxy Entertainment Finance Company Limited(銀河娛樂之全資附屬公司)發行本金額為600,000,000美元的票據，包括於二零一二年到期的350,000,000美元9.875厘擔保優先票據及於二零一零年到期的250,000,000美元浮息擔保優先票據。此等票據由銀河娛樂擔保，並於新加坡交易所上市。

## 儲備

本集團及本公司於年內之儲備變動詳情載於財務報表附註30。

## 物業、機器及設備

本集團於年內之物業、機器及設備之變動詳情載於財務報表附註15。

## 董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生、鄧呂慧瑜女士、張惠彬博士、鄭慕智先生、顏志宏先生及葉樹林博士。

各董事之姓名及個人資料載於年報第41頁至第42頁。

遵照本公司細則第一百零六(甲)條，徐應強先生、鄧呂慧瑜女士及鄭慕智先生於即將舉行之股東週年大會將輪席告退，而彼等表示如再度獲選，願繼續留任。

本公司或其任何附屬公司與擬重選連任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

經本公司股東於即將舉行之股東週年大會批准後，就截至二零零五年十二月三十一日止年度，本公司董事會主席將收取董事袍金港幣100,000元，其他各董事收取董事袍金港幣80,000元，就審核委員會而言，審核委員會主席將另收袍金港幣100,000元，而每名審核委員會成員則另收取袍金港幣80,000元。

## 董事之合約權益

除了本年報披露者外，在二零零五年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無就有關本集團之業務訂立與本公司任何董事直接或間接或曾經直接或間接擁有重大實益之重大合約。

## 董事之證券及認股權權益

於二零零五年十二月三十一日，根據香港法例第五百七十一章證券及期貨條例（「證券及期貨條例」）第三百五十二條而備存的登記冊內，或根據載於聯交所上市規則所載之上市公司董事進行證券交易之標準守則通知本公司及聯交所，各董事在本公司股份、相關股份及債券之權益，及任何認購本公司股份之權利及行使該等權利之詳情，分列如下：

**(a) 普通股（包括相關股份）**

| | 股份數目 | | | | | |
|---|---|---|---|---|---|---|
| 姓名 | 個人權益 | 家族權益 | 公司權益 | 其他權益 | 合計 | 佔已發行股本之百分比 |
| 呂志和 | 17,187,632 | 2,181,518 | 80,693,238[1] | 1,905,118,394[2] | 2,005,180,782 | 60.94 |
| 呂耀東 | 11,498,896 | — | 436,753,661[3] | 1,905,118,394[2] | 2,353,370,951 | 71.52 |
| 陳啟能 | 380,000 | — | — | — | 380,000 | 0.01 |
| 徐應強 | 2,720,000 | — | — | — | 2,720,000 | 0.08 |
| 羅志聰 | 1,926,000 | — | — | — | 1,926,000 | 0.06 |
| 鄧呂慧瑜 | 8,939,722 | — | — | 1,905,118,394[2] | 1,914,058,116 | 58.17 |
| 張惠彬 | 582,533 | — | — | — | 582,533 | 0.02 |
| 鄭慕智 | 500,000 | — | — | — | 500,000 | 0.02 |
| 顏志宏 | 250,000 | — | — | — | 250,000 | 0.01 |
| 葉樹林 | 250,000 | — | — | — | 250,000 | 0.01 |

**(b) 認股權**

詳情載於以下「認股權計劃」內。

**(c) 債券**

| | 債券金額 | | |
|---|---|---|---|
| 姓名 | 公司權益<br>*港幣* | 其他權益<br>*港幣* | 合計權益<br>*港幣* |
| 呂志和 | — | 2,320,898,413[4] | 2,320,898,413 |
| 呂耀東 | 50,906,654 | 2,320,898,413[4] | 2,371,805,067 |
| 鄧呂慧瑜 | — | 2,320,898,413[4] | 2,320,898,413 |

*附註：*

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有本公司80,387,837股及305,401股股份。

(2) 由呂志和博士以創立人身份成立之兩項全權家族信託分別擁有本公司1,267,165,313 股及22,969,034 股股份權益。於聯交所上市之本公司主要股東嘉華國際擁有由其全資附屬公司所持有之本公司股份614,984,047股之權益。嘉華國際由上述其中一項全權家族信託控制。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接可能受益人，因此被視為擁有該等信託及嘉華國際所持有之上述本公司股份權益。

## 董事之證券及認股權權益(續)

(3) 由呂耀東先生控制之 Recurrent Profits Limited 持有本公司111,138,039股股份。就證券及期貨條例而言，由呂耀東先生控制之 Top Notch Opportunities Limited 及 Kentlake International Investments Limited 分別擁有本公司231,615,731股及93,999,891股股份權益。

(4) 由呂志和博士以創立人身份成立之一項全權家族信託擁有本公司發行之港幣2,320,898,413元的債券權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士作為直接或間接可能受益人，被視為擁有該等債券權益。

上述所有權益均指好倉。

除上文所披露者外，於二零零五年十二月三十一日，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

## 主要股東之權益

於二零零五年十二月三十一日，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

| 姓名／名稱 | 股份數目(好倉) | 已發行股本之百分比 | 股份數目(淡倉) | 已發行股本之百分比 |
|---|---|---|---|---|
| Brightwealth Investments Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| City Lion Profits Corp. | 1,160,449,206 | 35.27 | — | — |
| Davos Investment Holdings Private Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| 國浩集團有限公司 | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Guoline Capital Assets Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Guoline Overseas Limited | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| HL Holdings Sdn Bhd | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Hong Leong Company (Malaysia) Berhad | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Hong Leong Investment Holdings Pte. Ltd. | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| HSBC International Trustee Limited | 1,905,132,394(附註) | 57.90 | — | — |
| Kwek Holdings Pte Ltd | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Kwek Leng Kee | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| 嘉華國際集團有限公司 | 614,984,047 | 18.69 | — | — |
| 何安全 | 176,250,301 | 5.36 | — | — |
| Quek Leng Chan | 325,615,622 | 9.90 | 325,615,622 | 9.90 |
| Top Notch Opportunities Limited | 231,615,731 | 7.04 | — | — |

*附註：* HSBC International Trustee Limited 乃由呂志和博士以創立人身份成立之全權家族信託之信託人，該等信託持有本公司1,905,118,394股股份。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,905,118,394股本公司股份及本公司發行之港幣2,320,898,413元的債券。在該等股份當中，

a. 嘉華國際亦擁有其中614,984,047股本公司股份的權益；

b. City Lion Profits Corp. 亦擁有其中1,160,449,206股本公司股份的權益；

## 主要股東之權益(續)

(ii) 呂耀東先生及 Top Notch Opportunities Limited 擁有之231,615,731股本公司股份;

(iii) 呂耀東先生及何安全先生擁有之93,999,891股本公司股份;

(iv) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee 先生及 Quek Leng Chan 先生擁有之325,615,622股本公司股份(好倉及淡倉)。上述(ii)及(iii)之權益乃屬此批325,615,622股股份之衍生權益。

除上文所披露者外,於二零零五年十二月三十一日,概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

## 認股權計劃

本公司之認股權計劃(「認股權計劃」)已獲股東於二零零二年五月三十日(「採納日期」)批准及採納。認股權計劃亦已獲嘉華國際(本公司當時之控股股東)之股東於採納日期批准。下列為認股權計劃之概要:

**(1) 目的**

認股權計劃旨在吸引及挽留優秀人才,協力發展本公司業務;向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致,促進本公司長遠達致財政上的成功。

**(2) 參與者**

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事;或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問;或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士;或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商;或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴;或

(vi) 任何為僱員福利而設的信託的任何受託人;或

(vii) 就個人合資格承授人而言,指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人之信託。

「聯屬公司」指(a)本公司的控股公司;或(b)本公司控股公司的附屬公司;或(c)本公司的附屬公司;或(d)本公司的控股股東;或(e)本公司控股股東所控制的公司;或(f)本公司所控制的公司;或(g)本公司控股公司的聯營公司;或(h)本公司的聯營公司。

認股權計劃(續)

**(3) 可予發行之股份總數**

授權限額 — 在下文規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於採納日期之已發行股份的10%，即121,787,040股股份。

主要限額 — 本公司可由股東通過普通決議案重訂上文所述之授權限額，惟在此之前本公司須先行向其股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於本年報刊發之日，根據認股權計劃可予發行之股份總數為61,833,040股，佔本公司當時已發行股本約1.88%。

**(4) 各參與者之限額**

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

**(5) 行使期限**

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

**(6) 認股權歸屬前必須持有之最低期限**

認股權歸屬前必須持有的最低期限(如有)乃由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

**(7) 接納認股權須付款項**

承授人接納認股權時須向本公司支付港幣1.00元。認股權必須於授出日期起十四天內被接納，或於董事會以書面批准之較長期限。

**(8) 認購價之釐定基準**

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

**(9) 認股權計劃之餘下年期**

認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

## 認股權計劃(續)

於二零零五年十二月三十一日，根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事、本公司僱員及其他參與者持有之認股權之詳情載列如下：

| 姓名 | 授出日期 | 認購權數目<br>於二零零五年一月一日 | 於年內授出 | 於年內行使 | 於年內已失效 | 於二零零五年十二月三十一日 | 行使價(港幣) | 行使期 |
|---|---|---|---|---|---|---|---|---|
| 呂志和 | 一九九八年五月二十日 | 1,500,000 | — | — | — | 1,500,000 | 0.5333 | 一九九九年五月二十日至二零零八年五月十九日 |
| | 一九九九年十二月三十日 | 1,800,000 | — | — | — | 1,800,000 | 0.5216 | 二零零零年十二月三十日至二零零九年十二月二十九日 |
| | 二零零三年二月二十八日 | 2,000,000 | — | — | — | 2,000,000 | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 2,700,000 | — | — | 2,700,000 | 4.5900 | 二零零五年十月二十二日至二零一一年十月二十一日 |
| | 二零零五年十月二十一日 | — | 590,000 | — | — | 590,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 呂耀東 | 一九九八年五月二十日 | 1,000,000 | — | — | — | 1,000,000 | 0.5333 | 一九九九年五月二十日至二零零八年五月十九日 |
| | 一九九九年十二月三十日 | 1,600,000 | — | — | — | 1,600,000 | 0.5216 | 二零零零年十二月三十日至二零零九年十二月二十九日 |
| | 二零零三年二月二十八日 | 1,870,000 | — | — | — | 1,870,000 | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 6,000,000 | — | — | 6,000,000 | 4.5900 | 二零零五年十月二十二日至二零一一年十月二十一日 |
| | 二零零五年十月二十一日 | — | 580,000 | — | — | 580,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 陳啟能 | 二零零三年二月二十八日 | 110,000 | — | — | — | 110,000 | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 270,000 | — | — | 270,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 徐應強 | 二零零三年二月二十八日 | 1,000,000 | — | 1,000,000(a) | — | — | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 270,000 | — | — | 270,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 羅志聰 | 二零零五年十月二十一日 | — | 1,500,000 | — | — | 1,500,000 | 4.5900 | 二零零五年十月二十二日至二零一一年十月二十一日 |
| | 二零零五年十月二十一日 | — | 230,000 | — | — | 230,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 鄧呂慧瑜 | 一九九八年五月二十日 | 600,000 | — | 600,000(a) | — | — | 0.5333 | 一九九九年五月二十日至二零零八年五月十九日 |
| | 一九九九年十二月三十日 | 1,070,000 | — | 1,070,000(a) | — | — | 0.5216 | 二零零零年十二月三十日至二零零九年十二月二十九日 |
| | 二零零三年二月二十八日 | 1,270,000 | — | 1,270,000(b) | — | — | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 3,000,000 | — | — | 3,000,000 | 4.5900 | 二零零五年十月二十二日至二零一一年十月二十一日 |
| | 二零零五年十月二十一日 | — | 400,000 | — | — | 400,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 張惠彬 | 二零零三年二月二十八日 | 300,000 | — | 300,000(c) | — | — | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 250,000 | — | — | 250,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 鄭慕智 | 二零零三年二月二十八日 | 300,000 | — | — | — | 300,000 | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 200,000 | — | — | 200,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 顏志宏 | 二零零五年十月二十一日 | — | 250,000 | — | — | 250,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 葉樹林 | 二零零五年十月二十一日 | — | 250,000 | — | — | 250,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 僱員 | 一九九八年五月二十日 | 1,602,000 | — | 1,202,000(d) | — | 400,000 | 0.5333 | 一九九九年五月二十日至二零零八年五月十九日 |
| | 一九九九年十二月三十日 | 1,374,000 | — | 1,146,000(e) | — | 228,000 | 0.5216 | 二零零零年十二月三十日至二零零九年十二月二十九日 |
| | 二零零三年二月二十八日 | 1,276,000 | — | 996,000(f) | — | 280,000 | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 15,900,000 | — | — | 15,900,000 | 4.5900 | 二零零五年十月二十二日至二零一一年十月二十一日 |
| | 二零零五年十月二十一日 | — | 5,062,000 | — | 104,000 | 4,958,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |
| 其他 | 一九九八年五月二十日 | 300,000 | — | — | — | 300,000 | 0.5333 | 一九九九年五月二十日至二零零八年五月十九日 |
| | 一九九九年十二月三十日 | 1,070,000 | — | — | — | 1,070,000 | 0.5216 | 二零零零年十二月三十日至二零零九年十二月二十九日 |
| | 二零零三年二月二十八日 | 300,000 | — | — | — | 300,000 | 0.5140 | 二零零四年三月一日至二零一三年二月二十八日 |
| | 二零零五年十月二十一日 | — | 3,500,000 | — | — | 3,500,000 | 4.5900 | 二零零五年十月二十二日至二零一一年十月二十一日 |
| | 二零零五年十月二十一日 | — | 302,000 | — | — | 302,000 | 4.5900 | 二零零六年十月二十二日至二零一一年十月二十一日 |

## 認股權計劃(續)

*附註：*

a. 認股權於同一日行使，而認股權行使日期前一天本公司股份之收市價為港幣4.55元。

b. 於年內認股權行使日期前一天本公司股份之收市價為港幣5.20元。

c. 於年內認股權行使日期前一天本公司股份之收市價為港幣5.40元。

d. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣5.92元。

e. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣6.99元。

f. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣6.11元。

除了於二零零五年十月二十一日授出，可於二零零五年十月二十二日至二零一一年十月二十一日期間以行使價每股4.59元行使之32,600,000股認股權外，上文所述之所有認股權，須受一年持有期限制。

年內並無註銷任何認股權。

每位承授人在每次接納認股權時所付之代價為港幣1.00元。

按柏力克 — 舒爾斯(Black-Scholes)定價模式計算，年內授予之分別為設為歸屬期及1年歸屬期之認股權之公平值分別估計為港幣1.03元及港幣0.94元。該模式的主要參數為於授出日的股份價格港幣4.425元、行使價港幣4.59元、預期股價回報標準差35%，2.5至3年的預期認股權年期、預期派息率2%，以及無風險年利率4.075%。預期股價回報標準差的波幅乃按可比較的公司過去260個交易日的每日股價統計分析計算。主觀參數假設之變動，對公平值之估計可能有重大影響。

於年內授出認股權之日期前一天本公司股份收市價為港幣4.40元。

除認股權計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

## 關連交易

二零零五年三月十四日，Canton Treasure 與(其中包括)City Lion Profits Corp. 及 Recurrent Profits Limited(經日期分別為二零零五年四月一日及二零零五年五月三十一日之補充協議修訂)訂立收購協議，按該協議，Canton Treasure 有條件同意總共以港幣18,405,198,023元收購銀河股份。收購事項於二零零五年七月二十二日完成，而收購價之約80%以發行每股港幣8.00元的1,840,519,798股新股支付、約20%以發行本金總額為港幣2,544,239,603元之無抵押定息票據及以現金港幣1,136,800,000元。收購事項鑑於下述關連關係構成本公司一項關連交易：

(1) City Lion Profits Corp. 由呂志和博士以創立人身份成立的一項全權信託全資擁有，呂志和博士、呂耀東先生及鄧呂慧瑜女士為該全權信託之直接或間接可能受益人；及

(2) Recurrent Profits Limited 由呂耀東先生全資擁有。

收購事項已於二零零五年七月十九日舉行的本公司股東特別大會上，獲獨立股東正式批准。

持續關連交易

1. 於二零零五年六月二日，本公司三家附屬公司—上海嘉建混凝土有限公司(擁有其60%)、上海嘉申混凝土有限公司(擁有其100%)及上海信財混凝土有限公司(擁有其99%)各自分別以承租人身份(合稱「承租人」)與作為業主之上海嘉滙達房地產開發經營有限公司(「業主」)訂立租賃協議(合稱「租賃協議」)。根據租賃協議，承租人同意租用位於中華人民共和國上海市徐滙區淮海中路1010號上海嘉華中心1802－1804號單位之物業作辦公室用途，每月租金總額為21,528美元(約等於港幣167,920元)。業主為嘉華國際(本公司主要股東)之間接非全資附屬公司，而因此租賃協議構成本公司之持續關連交易。有關租賃協議之詳情載於本公司於二零零五年八月二十三日刊發之公佈。

   本公司各獨立非執行董事已審閱租賃協議項下之交易，並確認有關交易：

   (1) 於本公司日常及正常業務過程中；

   (2) 按一般商業條款；及

   (3) 根據規管有關交易之租賃協議按公平合理及符合本公司股東整體利益的條款訂立。

   本公司核數師羅兵咸永道會計師事務所亦以書面方式向本公司董事會確認，有關交易：

   (1) 已取得本公司董事會批准；

   (2) 已根據規管有關交易之租賃協議訂立；及

   (3) 沒有超逾截至二零零五年十二月三十一日止年度之港幣1,175,430元年度租金總額(即年度上限)。

2. 於二零零二年七月二十二日，本公司一間全資附屬公司輝亨有限公司訂立貸款協議(「貸款協議」)，以向 Great Place Developments Limited(「借款人」)批出為數最高達港幣330,000,000元之有擔保無抵押循環備用貸款(「該貸款」)，而嘉華國際就借款人在該貸款項下之責任，提供擔保及彌償保證。該貸款按三個月香港銀行同業拆息加年利率2.38厘計算，最後到期日為二零零七年九月十二日。

   借款人為嘉華國際之全資附屬公司，而該貸款乃由嘉華國際擔保。該貸款構成本公司一項持續關連交易。有關交易詳情載於本公司與嘉華國際於二零零二年七月二十二日刊發之聯合公佈及本公司於二零零二年八月五日刊發之通函內。

   該貸款並無包括年度上限。二零零五年度內，借款人並無從該貸款提取任何金額。

   本公司各獨立非執行董事已審閱該貸款項下之交易，並確認有關交易：

   (1) 就本公司而言，其條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及

   (2) 根據規管有關交易之協議(即貸款協議)按公平合理及符合本公司股東整體利益的條款訂立。

## 持續關連交易(續)

本公司核數師羅兵咸永道會計師事務所亦以書面方式向本公司董事會確認，有關交易：

(1) 分別取得本公司董事會及獨立股東批准；及

(2) 截至二零零五年十二月三十一日止年度內，貸款協議項下並無尚未償還貸款，二零零五年內並無已收或應收之利息。

## 財務概要

本集團以往五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核之賬項及按適當情況作出調整，現載於年報第39頁及第40頁。

## 主要客戶及供應商

在截至二零零五年十二月三十一日止年度內，集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面(不包括資本性採購)，最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉，未有任何董事，其聯繫人士，或就董事所知持有超過本公司已發行股本5%之股東擁有此五大顧客及供應商(不包括資本性)之任何權益。

## 管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

## 捐獻

本公司於年內的慈善及其他捐獻金額為港幣3,194,000元(二零零四年：無)。

## 核數師

本公司回顧年度財務報表經由羅兵咸永道會計師事務所審核。該核數師於即將舉行之股東週年大會上任滿告退，惟願意應聘續任。

承董事會命

*副主席*
**呂耀東**

香港，二零零六年四月十一日

PRICEWATERHOUSECOOPERS

## 羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

**致銀河娛樂集團有限公司(前為嘉華建材有限公司)全體股東**
(於香港註冊成立之有限公司)

本核數師已完成審核第54頁至第116頁之財務報表，該等財務報表乃按照香港財務報告準則編製。

### 董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表作出獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

### 意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信審核工作已為下列意見提供合理之基礎。

### 意見

本核數師認為，上述之財務報表足以真實兼公平地顯示　貴公司與　貴集團於二零零五年十二月三十一日結算時之財務狀況，及　貴集團至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

**羅兵咸永道會計師事務所**
*執業會計師*

香港，二零零六年四月十一日

| | 附註 | 二零零五年<br>港幣千元 | 重列<br>二零零四年<br>港幣千元 |
|---|---|---|---|
| 營業額 | 7 | **1,291,927** | 1,299,143 |
| 銷售成本 | | **(1,181,342)** | (1,244,337) |
| 毛利 | | **110,585** | 54,806 |
| 其他收益 | 7 | **52,029** | 21,355 |
| 收購淨資產公平值超出 | | | |
| 收購附屬公司成本之款項 | 38(a) | **3,039,019** | — |
| 其他營運收入 | | **56,247** | 49,448 |
| 行政費用 | | **(196,662)** | (54,376) |
| 其他營運費用 | | **(471,128)** | (15,084) |
| 經營溢利 | 8 | **2,590,090** | 56,149 |
| 財務費用 | 10 | **(116,423)** | (7,794) |
| 應佔溢利減虧損 | | | |
| 共同控制實體 | | **(77,975)** | 13,866 |
| 聯營公司 | | **2,696** | 2,561 |
| 除税前溢利 | | **2,398,388** | 64,782 |
| 税項 | 11 | **(1,683)** | (2,295) |
| 本年度溢利 | | **2,396,705** | 62,487 |
| 以下人士應佔： | | | |
| 本公司股東 | 30 | **2,395,269** | 55,886 |
| 少數股東權益 | | **1,436** | 6,601 |
| | | **2,396,705** | 62,487 |
| 股息 | 14 | — | 25,805 |
| | | 港仙 | 港仙 |
| 每股盈利 | 13 | | |
| 基本 | | **110.7** | 4.4 |
| 攤薄 | | **109.4** | 4.3 |

# 綜合資產負債表
二零零五年十二月三十一日

| | 附註 | 二零零五年<br>港幣千元 | 重列<br>二零零四年<br>港幣千元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 物業、機器及設備 | 15 | **1,224,505** | 466,883 |
| 投資物業 | 16 | **63,000** | 65,500 |
| 租賃土地和土地使用權 | 17 | **1,638,620** | 254,645 |
| 無形資產 | 18 | **16,494,369** | — |
| 共同控制實體 | 20 | **279,432** | 248,243 |
| 聯營公司 | 21 | **21,346** | 18,650 |
| 可供出售金融資產 | 22 | **35,483** | 152,375 |
| 其他非流動資產 | 23 | **479,019** | 256,508 |
| | | **20,235,774** | 1,462,804 |
| **流動資產** | | | |
| 存貨 | 24 | **86,971** | 93,175 |
| 應收賬款及預付款 | 25 | **926,428** | 681,497 |
| 可收回税項 | | **1,039** | 1,938 |
| 其他投資 | 26 | **69,495** | 4,217 |
| 現金及銀行結餘 | 27 | **5,068,214** | 170,952 |
| | | **6,152,147** | 951,779 |
| **總資產** | | **26,387,921** | 2,414,583 |
| **權益** | | | |
| 股本 | 28 | **329,058** | 129,648 |
| 儲備 | 30 | **14,603,396** | 1,295,616 |
| **股東權益** | | **14,932,454** | 1,425,264 |
| 少數股東權益 | | **491,910** | 39,025 |
| **總權益** | | **15,424,364** | 1,464,289 |
| **負債** | | | |
| **非流動負債** | | | |
| 借貸 | 31 | **4,643,355** | 311,580 |
| 遞延税項負債 | 32 | **1,778,531** | 13,884 |
| 負商譽 | | **—** | 136 |
| 撥備 | 33 | **144,360** | 180,873 |
| | | **6,566,246** | 506,473 |
| **流動負債** | | | |
| 應付賬款及應計費用 | 34 | **1,452,047** | 432,425 |
| 借貸之現期部分 | 31 | **2,943,806** | 10,000 |
| 應付税項 | | **1,458** | 1,396 |
| | | **4,397,311** | 443,821 |
| **負債總額** | | **10,963,557** | 950,294 |
| **總權益及負債** | | **26,387,921** | 2,414,583 |

**呂耀東**
*董事*

**陳啟能**
*董事*

# 公司資產負債表

二零零五年十二月三十一日

| | 附註 | 二零零五年<br>港幣千元 | 二零零四年<br>港幣千元 |
|---|---|---|---|
| **資產** | | | |
| **非流動資產** | | | |
| 附屬公司 | 19 | **1** | 1 |
| **流動資產** | | | |
| 應收附屬公司款項 | 19 | **15,715,425** | 2,103,854 |
| 應收附屬公司貸款 | 19 | **338,629** | 284,164 |
| 應收賬款及預付款 | 25 | **361** | 4 |
| 可收回稅項 | | **339** | 339 |
| 現金及銀行結餘 | 27 | **2,253** | 21,179 |
| | | **16,057,007** | 2,409,540 |
| **總資產** | | **16,057,008** | 2,409,541 |
| **權益** | | | |
| 股本 | 28 | **329,058** | 129,648 |
| 儲備 | 30 | **12,038,414** | 1,282,172 |
| **股東權益** | | **12,367,472** | 1,411,820 |
| **負債** | | | |
| **非流動負債** | | | |
| 借貸 | 31 | **117,000** | 311,580 |
| **流動負債** | | | |
| 應付附屬公司款項 | 19 | **723,287** | 673,952 |
| 應付賬款及應計費用 | 34 | **30,661** | 2,189 |
| 借貸之現期部分 | 31 | **2,818,588** | 10,000 |
| | | **3,572,536** | 686,141 |
| **負債總額** | | **3,689,536** | 997,721 |
| **總權益及負債** | | **16,057,008** | 2,409,541 |

**呂耀東**

*董事*

**陳啟能**

*董事*

# 綜合現金流量表
截至二零零五年十二月三十一日止年度

| | 附註 | 二零零五年<br>港幣千元 | 重列<br>二零零四年<br>港幣千元 |
|---|---|---|---|
| **經營業務之現金流量** | | | |
| (用於)／來自經營業務之現金 | 35(a) | **(13,261)** | 21,229 |
| 退回香港利得稅 | | **881** | 6,731 |
| 已付中國內地所得稅 | | **(1,603)** | (1,996) |
| 已付利息 | | **(55,204)** | (3,864) |
| (用於)／來自經營業務之現金淨額 | | **(69,187)** | 22,100 |
| **投資業務之現金流量** | | | |
| 購買物業、機器及設備 | | **(411,061)** | (65,496) |
| 購買租賃土地和土地使用權 | | **—** | (3,398) |
| 增加無形資產 | | **(141)** | — |
| 出售物業、機器及設備所得款項 | | **1,091** | 5,883 |
| 收購附屬公司，扣除購入之現金 | 35(c) | **(97,374)** | — |
| 投資於共同控制實體 | | **(108,704)** | (95,883) |
| 墊款予共同控制實體 | | **(56,373)** | (37,376) |
| 共同控制實體還款 | | **14,397** | — |
| 遞延支出 | | **(724)** | (4,145) |
| 遞延應收賬款減少 | | **4,150** | 1,440 |
| 購買長期投資 | | **—** | (51,864) |
| 長期投資減少 | | **7,137** | 1,402 |
| 購買上市投資 | | **—** | (18,456) |
| 出售上市投資所得款項 | | **49,031** | 15,563 |
| 出售非上市投資所得款項 | | **57,528** | — |
| 還款自同系附屬公司 | | **—** | 70,000 |
| 已收利息 | | **23,492** | 3,296 |
| 受限制銀行存款增加 | | **(3,532)** | — |
| 已收共同控制實體股息 | | **1,871** | 3,223 |
| 用於投資業務之現金淨額 | | **(519,212)** | (175,811) |
| **融資活動之現金流量** | | | |
| 發行新股本 | | **1,141,520** | 13,842 |
| 新增銀行借款 | | **334,400** | 271,580 |
| 償還銀行借款 | | **(496,580)** | (250,800) |
| 發行長期擔保票據 | | **4,680,000** | — |
| 長期擔保票據發行費用 | | **(154,624)** | — |
| 融資租賃付款資本部分 | | **(83)** | — |
| 償還少數股東貸款 | | **(9,046)** | — |
| 已付予股東股息 | | **(12,972)** | (17,205) |
| 已付予少數股東股息 | | **—** | (851) |
| 來自融資活動之現金淨額 | | **5,482,615** | 16,566 |
| **現金及銀行結餘增加／(減少)淨額** | | **4,894,216** | (137,145) |
| 滙率變動 | | **3,046** | 1,743 |
| 於年初之現金及銀行結餘 | | **170,952** | 306,354 |
| **於年末之現金及銀行結餘** | | **5,068,214** | 170,952 |

# 綜合權益變動表
截至二零零五年十二月三十一日止年度

| | 股本<br>港幣千元 | 儲備<br>港幣千元 | 股東權益<br>港幣千元 | 少數股東權益<br>港幣千元 | 總計<br>港幣千元 |
|---|---|---|---|---|---|
| 於二零零四年十二月三十一日，按以往呈報 | 129,648 | 1,315,885 | 1,445,533 | 50,676 | 1,496,209 |
| 往年度調整 | | | | | |
| 撤銷租賃土地重估儲備(會計準則17) | — | (27,363) | (27,363) | — | (27,363) |
| 租賃土地攤銷減少(會計準則17) | — | 5,133 | 5,133 | — | 5,133 |
| 租賃土地轉為投資物業(會計準則40) | — | 22,230 | 22,230 | — | 22,230 |
| 增加撥備(會計準則16、37及香港(國際財務報告解釋委員會)—詮釋1) | — | (20,269) | (20,269) | (11,651) | (31,920) |
| 經重列，於年初調整前 | 129,648 | 1,295,616 | 1,425,264 | 39,025 | 1,464,289 |
| 年初調整 | | | | | |
| 註銷負商譽(財務準則3) | — | 136 | 136 | — | 136 |
| 於二零零五年一月一日，經重列 | 129,648 | 1,295,752 | 1,425,400 | 39,025 | 1,464,425 |
| 可供出售金融資產公平值變動 | — | (3,871) | (3,871) | — | (3,871) |
| 滙兑差額 | — | 10,740 | 10,740 | 1,259 | 11,999 |
| 於權益內直接確認的淨收入 | — | 6,869 | 6,869 | 1,259 | 8,128 |
| 收購附屬公司 *(附註38a)* | 184,052 | 9,754,755 | 9,938,807 | 450,190 | 10,388,997 |
| 發行新股換取現金 | 14,600 | 1,122,971 | 1,137,571 | — | 1,137,571 |
| 認股權獲行使時發行股份 | 758 | 3,191 | 3,949 | — | 3,949 |
| 認股權公平值 | — | 37,561 | 37,561 | — | 37,561 |
| 本年度溢利 | — | 2,395,269 | 2,395,269 | 1,436 | 2,396,705 |
| 二零零四年末期股息 | — | (12,972) | (12,972) | — | (12,972) |
| | 199,410 | 13,300,775 | 13,500,185 | 451,626 | 13,951,811 |
| **於二零零五年十二月三十一日** | **329,058** | **14,603,396** | **14,932,454** | **491,910** | **15,424,364** |
| 於二零零三年十二月三十一日，按以往呈報 | 125,893 | 1,288,370 | 1,414,263 | 44,580 | 1,458,843 |
| 往年度調整 | | | | | |
| 撤銷租賃土地重估儲備(會計準則17) | — | (27,363) | (27,363) | — | (27,363) |
| 租賃土地攤銷減少(會計準則17) | — | 4,830 | 4,830 | — | 4,830 |
| 增加撥備(會計準則16、37及香港(國際財務報告解釋委員會)—詮釋1) | — | (20,199) | (20,199) | (11,610) | (31,809) |
| 於二零零四年一月一日，經重列 | 125,893 | 1,245,638 | 1,371,531 | 32,970 | 1,404,501 |
| 滙兑差額 | — | 1,210 | 1,210 | 305 | 1,515 |
| 於權益內直接確認的淨收入 | — | 1,210 | 1,210 | 305 | 1,515 |
| 認股權獲行使時發行股份 | 2,695 | 11,147 | 13,842 | — | 13,842 |
| 已發行代息股份 | 1,060 | (1,060) | — | — | — |
| 發行代息股份所產生之儲備 | — | 8,318 | 8,318 | — | 8,318 |
| 本年度溢利 | — | 55,886 | 55,886 | 6,601 | 62,487 |
| 二零零三年末期股息 | — | (12,690) | (12,690) | — | (12,690) |
| 二零零四年中期股息 | — | (12,833) | (12,833) | — | (12,833) |
| 向少數股東支付股息 | — | — | — | (851) | (851) |
| | 3,755 | 48,768 | 52,523 | 5,750 | 58,273 |
| 於二零零四年十二月三十一日 | 129,648 | 1,295,616 | 1,425,264 | 39,025 | 1,464,289 |

## 1. 一般資料

銀河娛樂集團有限公司(「本公司」)(前稱嘉華建材有限公司)及其附屬公司(統稱為「本集團」)的主要業務是在澳門經營娛樂場幸運博彩或其他形式的博彩,以及在香港、澳門及中國內地生產、銷售及分銷建築材料。

本公司是於香港註冊成立的有限公司,其上市地是香港聯合交易所有限公司主板。註冊辦事處及主要營業地點為香港中環夏慤道10號和記大廈16樓1606室。

於二零零五年七月二十二日,本集團完成收購銀河娛樂場股份有限公司(「銀河」)之88.1%有投票權股份(附有97.9%經濟權益)。有關收購事項的詳情載於下文附註38(a)。進行收購事項後,博彩及娛樂成為本集團其中之一項主要業務。為更能反映新業務方向,本公司股東於二零零五年十月十二日召開及舉行之股東特別大會上,批准本公司易名為「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」,新名稱於二零零五年十月二十六日起生效。

## 2. 編製基準

財務報表乃採用歷史成本會計法,並對投資物業、可供出售金融資產、衍生金融工具及其他投資(按公平值列賬)之重估作出修訂,及根據香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製。

編製符合財務準則之財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。其涉及高度的判斷或複雜性的範疇,或涉及對財務報表屬重大假設和估算的範疇,在附註5中披露。

### (a) 會計政策變動

在二零零五年,本集團採納下列在二零零五年一月一日或之後開始之會計期間生效並與本集團經營之業務有關之新訂或經修訂香港財務報告準則、香港會計準則(「會計準則」)及詮釋(統稱為「新財務準則」):

| | |
|---|---|
| 會計準則1 | 財務報表之呈報 |
| 會計準則2 | 存貨 |
| 會計準則7 | 現金流量表 |
| 會計準則8 | 會計政策、會計估算更改及錯誤更正 |
| 會計準則10 | 結算日後事項 |
| 會計準則16 | 物業、機器及設備 |
| 會計準則17 | 租賃 |
| 會計準則21 | 滙率變更之影響 |
| 會計準則23 | 借貸成本 |
| 會計準則24 | 關聯方披露 |
| 會計準則27 | 綜合及獨立財務報表 |
| 會計準則28 | 聯營公司投資 |
| 會計準則31 | 合營企業權益 |
| 會計準則32 | 金融工具:披露及呈報 |
| 會計準則33 | 每股盈利 |
| 會計準則36 | 資產減值 |

## 2. 編製基準(續)

### (a) 會計政策變動(續)

| | |
|---|---|
| 會計準則37 | 撥備、或然負債及或然資產 |
| 會計準則38 | 無形資產 |
| 會計準則39 | 金融工具:確認及計量 |
| 會計準則39(修訂) | 金融資產和金融負債的過渡及初步確認 |
| 會計準則40 | 投資物業 |
| 會計詮釋委員會 — 詮釋12 | 綜合 — 特殊目的實體 |
| 會計詮釋委員會 — 詮釋13 | 共同控制實體 — 合營方非貨幣貢獻 |
| 會計詮釋委員會 — 詮釋15 | 營運租賃 — 優惠 |
| 會計詮釋委員會 — 詮釋21 | 所得税 — 經重估非折舊資產的收回 |
| 香港(國際財務報告解釋委員會) — 詮釋1 | 拆卸、復原及相類似的現存負債之變動 |
| 財務準則2 | 以股份為基礎之支付 |
| 財務準則3 | 企業合併 |

會計準則1影響少數股東權益、應佔聯營公司及共同控制實體之淨除税後業績及財務報表的其他披露的呈報形式,會計準則24則影響關聯方的確認和若干其他關聯方披露。採納新訂會計準則2, 7, 8, 10, 21, 23, 27, 28, 31, 33以及會計詮釋委員會 — 詮釋12、13、15及21並無導致本集團的會計政策出現重大變動。主要會計政策變動概括如下:

(1) 採納經修訂會計準則17導致之會計政策改變,涉及將租賃預付款由物業、機器及設備重新分類為租賃土地和土地使用權。為租賃土地和土地使用權支付之預付款,採用直線法按租賃期於損益表中支銷,除非該物業正在發展中,或若出現減值,則將減值於損益表中支銷。於以往年度,列於物業、機器及設備內之租賃土地乃按公平值或成本扣除累計折舊及減值列賬。

(2) 採納會計準則32及39導致之會計政策改變,涉及按公平值透過損益列賬的金融資產(包括其他投資)及可供出售金融資產之分類。這亦導致貸款及應收款、借貸及對沖活動的確認及計量的改變。貸款、應收款及持至到期日投資,以實際利率法按攤銷成本列賬。借貸最初按公平值扣除所產生的交易成本確認,其後以實際利率法按攤銷成本列賬。

於以往年度,本集團之投資,撇除附屬公司、聯營公司及共同控制實體,分類為長期投資及短期投資。因特定長期目標或策略原因持有之證券均列入資產負債表之非流動資產,並按成本值扣除減值準備入賬。個別投資之賬面值在每年結算日均作檢討,以評估有否減值。主要為短期價格變動而賺取溢利所收購之證券列入資產負債表之流動資產,並按公平值入賬。另外,長期借貸按賬面值計入長期負債。

會計準則39並不容許金融資產及負債根據此準則按追溯性基準確認、撤銷確認及計量。二零零四年十二月三十一日之比較數額並無予以重列。

2. 編製基準(續)

(a) **會計政策變動(續)**

(3) 採納經修訂會計準則40導致會計政策改變，其中投資物業公平值的變動在損益表中確認。在以往年度，估值的減少在損益表支銷，估值的增加首先與早前損益表估值的減少對銷，餘額撥入投資物業重估儲備。於二零零四年十二月三十一日，投資物業估值低於原成本值，而重估虧損已在損益表中扣除，並無投資物業重估儲備。因此，無需作出以往年度盈餘儲備及投資物業重估儲備調整。

(4) 採納財務準則3、會計準則36及會計準則38導致對商譽之會計政策改變。商譽每年作減值測試，及以成本減累計減值虧損列賬。收購者佔被購者可識辨資產、負債及或然負債等淨公平值之權益超過企業合併成本之餘額，即時於損益表中確認。

於以往年度，收購所產生之商譽以一項獨立資產計入資產負債表，並按其估計可用年限(不超過二十年)，採用直線法攤銷。商譽之賬面值每年檢討，當董事認為出現非暫時性減值時，則會作出撥備。倘淨資產之公平值超過收購代價，則於收購年度或按所購入之非貨幣資產之加權平均可用年限內，於損益表內確認該等差額。鑑於此項改變，本集團採用過渡安排，於二零零五年一月一日之年初盈餘儲備中，沖銷港幣136,000元之負商譽。 二零零四年十二月三十一日之比較數額則並未重列。

(5) 採納會計準則16、37及香港(國際財務報告解釋委員會) — 詮釋1後，有關環境復原及其相關資產之撥備的會計政策有所變動。計算環境復原撥備時出現之任何變動，乃在其相關資產內予以加入或扣減。撥備貼現之定期計算，乃按實際折現率於損益表內確認為財務費用。

過往年度，與環境復原撥備相關之資產成本，並無因為撥備之變動而予以調整。

(6) 採納財務準則2導致對以股份為基礎之支付的會計政策有所變動。就授出認股權而取得僱員服務之公平值於損益表確認為開支。

於以往年度，向僱員授出之認股權並無於損益表內確認為開支。本集團已採用財務準則2之過渡安排。由於所有於二零零四年十二月三十一日尚未行使的認股權於二零零五年一月一日或以前已歸屬，因此無需作出上年度調整。

會計政策的所有變動須應用追溯性基準，惟會計準則39及財務準則2則應用過渡安排。因此，二零零四年之比較數字已按相關要求而重列或修訂。會計政策之所有變動之影響在下文附註(b)及(c)概述。

## 2. 編製基準(續)

### (b) 對二零零五年財務報表之影響

採納新財務準則後，對於截至二零零五年十二月三十一日止財政年度之綜合損益表及綜合資產負債表內相關標題之增加／(減少)詳列如下：

(i) *綜合損益表*

| | 會計準則1 | 會計準則16、37及香港(國際財務報告解釋委員會)一詮釋1 | 會計準則32及39 | 會計準則40 | 財務準則2 | 財務準則3 | 總計 |
|---|---|---|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 銷售成本 | | (3,840) | | | | | (3,840) |
| 收購淨資產公平值超出收購附屬公司成本之款項 | | | | | | 3,039,019 | 3,039,019 |
| 其他營運收入 | | | 10,012 | | | | 10,012 |
| 行政費用 | | | | | 37,561 | | 37,561 |
| 其他營運費用 | | | | 2,500 | | | 2,500 |
| 經營溢利 | | | | | | | 3,012,810 |
| 財務費用 | | 1,650 | 387 | | | | 2,037 |
| 應佔溢利減虧損 | | | | | | | |
| 共同控制實體 | (645) | | | | | | (645) |
| 聯營公司 | (721) | | | | | | (721) |
| 除税前溢利 | | | | | | | 3,009,407 |
| 税項 | (1,366) | | | | | | (1,366) |
| 本年度溢利 | — | 2,190 | 9,625 | (2,500) | (37,561) | 3,039,019 | 3,010,773 |
| 以下人士應佔： | | | | | | | |
| 本公司股東 | — | 1,391 | 9,625 | (2,500) | (37,561) | 3,039,019 | 3,009,974 |
| 少數股東權益 | — | 799 | — | — | — | — | 799 |
| | — | 2,190 | 9,625 | (2,500) | (37,561) | 3,039,019 | 3,010,773 |
| 每股盈利(港仙) | | | | | | | |
| 基本 | — | 0.1 | 0.4 | (0.1) | (1.7) | 140.4 | 139.1 |
| 攤薄 | — | 0.1 | 0.4 | (0.1) | (1.7) | 138.8 | 137.5 |

2. 編製基準(續)

(b) **對二零零五年財務報表之影響(續)**

(ii) *綜合資產負債表*

| | 會計準則17<br>*港幣千元* | 會計準則16、37及香港(國際財務報告解釋委員會)—詮釋1<br>*港幣千元* | 會計準則32及39<br>*港幣千元* | 財務準則2<br>*港幣千元* | 財務準則3<br>*港幣千元* | 總計<br>*港幣千元* |
|---|---|---|---|---|---|---|
| **非流動資產** | | | | | | |
| 物業、機器及設備 | (1,638,620) | | | | | (1,638,620) |
| 租賃土地和土地使用權 | 1,638,620 | | | | | 1,638,620 |
| 共同控制實體 | | | (190,266) | | | (190,266) |
| 可供出售金融資產 | | | (3,871) | | | (3,871) |
| 其他非流動資產 | | 120,930 | | | | 120,930 |
| **流動資產** | | | | | | |
| 應收賬款及預付款 | | | 190,266 | | | 190,266 |
| 其他投資 | | | 10,012 | | | 10,012 |
| **總資產** | — | 120,930 | 6,141 | — | — | 127,071 |
| **權益** | | | | | | |
| 其他儲備 | | | (3,871) | 37,561 | | 33,690 |
| 盈餘儲備 | | (18,878) | 10,399 | (37,561) | 3,039,155 | 2,993,115 |
| 少數股東權益 | | (10,852) | (94,288) | | | (105,140) |
| **總權益** | | | | | | 2,921,665 |
| **非流動負債** | | | | | | |
| 借貸 | | | (312) | | | (312) |
| 負商譽 | | | | | (3,039,155) | (3,039,155) |
| 撥備 | | 144,360 | | | | 144,360 |
| **流動負債** | | | | | | |
| 應付賬款及應計費用 | | 6,300 | 94,288 | | | 100,588 |
| 借貸之現期部分 | | | (75) | | | (75) |
| **負債總額** | | | | | | (2,794,594) |
| **總權益及負債** | — | 120,930 | 6,141 | — | — | 127,071 |

## 2. 編製基準(續)

### (c) 對二零零四年財務報表之影響

根據上述各項新財務準則，對先前於截至二零零四年十二月三十一日止年度財務報表所報告之綜合損益表及綜合資產負債表內相關標題之影響詳列如下：

(i) *綜合損益表*

| | 按以往呈報<br>*港幣千元* | 會計準則1<br>*港幣千元* | 會計準則17<br>*港幣千元* | 會計準則40<br>*港幣千元* | 會計準則16、37及香港(國際財務報告解釋委員會)—詮釋1<br>*港幣千元* | 重列<br>*港幣千元* |
|---|---|---|---|---|---|---|
| 營業額 | 1,299,143 | | | | | 1,299,143 |
| 銷售成本 | (1,248,459) | | 303 | | 3,819 | (1,244,337) |
| 毛利 | 50,684 | | | | | 54,806 |
| 其他收益 | 21,355 | | | | | 21,355 |
| 其他營運收入 | 27,218 | | | 22,230 | | 49,448 |
| 行政費用 | (54,376) | | | | | (54,376) |
| 其他營運費用 | (15,084) | | | | | (15,084) |
| 經營溢利 | 29,797 | | | | | 56,149 |
| 財務費用 | (3,864) | | | | (3,930) | (7,794) |
| 應佔溢利減虧損 | | | | | | |
| 共同控制實體 | 14,622 | (756) | | | | 13,866 |
| 聯營公司 | 3,371 | (810) | | | | 2,561 |
| 除稅前溢利 | 43,926 | | | | | 64,782 |
| 稅項 | (3,861) | 1,566 | | | | (2,295) |
| 本年度溢利 | 40,065 | — | 303 | 22,230 | (111) | 62,487 |
| 以下人士應佔： | | | | | | |
| 本公司股東 | 33,423 | — | 303 | 22,230 | (70) | 55,886 |
| 少數股東權益 | 6,642 | — | — | — | (41) | 6,601 |
| | 40,065 | — | 303 | 22,230 | (111) | 62,487 |
| 每股盈利(港仙) | | | | | | |
| 基本 | 2.6 | — | — | 1.8 | — | 4.4 |
| 攤薄 | 2.6 | — | — | 1.7 | — | 4.3 |

## 2. 編製基準（續）

### (c) 對二零零四年財務報表之影響（續）

(ii) *綜合資產負債表*

| | 按以往呈報<br>*港幣千元* | 會計準則<br>32及39<br>*港幣千元* | 會計準則<br>17、40<br>*港幣千元* | 會計準則<br>16、37及<br>香港（國際<br>財務報告<br>解釋委員會）<br>— 詮釋1<br>*港幣千元* | 重列<br>*港幣千元* |
|---|---|---|---|---|---|
| **非流動資產** | | | | | |
| 物業、機器及設備 | 787,028 | | (320,145) | | 466,883 |
| 投資物業 | — | | 65,500 | | 65,500 |
| 租賃土地和土地使用權 | — | | 254,645 | | 254,645 |
| 共同控制實體 | 382,136 | (133,893) | | | 248,243 |
| 聯營公司 | 18,650 | | | | 18,650 |
| 可供出售金融資產 | — | 152,375 | | | 152,375 |
| 其他非流動資產 | 272,834 | (152,375) | | 136,049 | 256,508 |
| | 1,460,648 | | | | 1,462,804 |
| **流動資產** | | | | | |
| 存貨 | 93,175 | | | | 93,175 |
| 應收賬款及預付款 | 547,604 | 133,893 | | | 681,497 |
| 可收回税項 | 1,938 | | | | 1,938 |
| 其他投資 | 4,217 | | | | 4,217 |
| 現金及銀行結餘 | 170,952 | | | | 170,952 |
| | 817,886 | | | | 951,779 |
| **總資產** | 2,278,534 | — | — | 136,049 | 2,414,583 |
| **權益** | | | | | |
| 股本 | 129,648 | | | | 129,648 |
| 其他儲備 | 587,049 | | (27,363) | | 559,686 |
| 盈餘儲備 | 728,836 | | 27,363 | (20,269) | 735,930 |
| 股東權益 | 1,445,533 | | | | 1,425,264 |
| 少數股東權益 | 154,010 | (103,334) | | (11,651) | 39,025 |
| **總權益** | 1,599,543 | | | | 1,464,289 |
| **非流動負債** | | | | | |
| 借貸 | 311,580 | | | | 311,580 |
| 遞延税項負債 | 13,884 | | | | 13,884 |
| 負商譽 | 136 | | | | 136 |
| 撥備 | — | | | 180,873 | 180,873 |
| | 325,600 | | | | 506,473 |
| **流動負債** | | | | | |
| 應付賬款及應計費用 | 341,995 | 103,334 | | (12,904) | 432,425 |
| 借貸 | 10,000 | | | | 10,000 |
| 應付税項 | 1,396 | | | | 1,396 |
| | 353,391 | | | | 443,821 |
| **負債總額** | 678,991 | | | | 950,294 |
| **總權益及負債** | 2,278,534 | — | — | 136,049 | 2,414,583 |

## 2. 編製基準(續)

### (d) 尚未生效的準則、已修訂準則及詮釋

本集團並未採納若干已公佈但於二零零六年一月一日或之後開始之會計年度生效之新準則、對現有準則之修訂及詮釋如下：

*於截至二零零六年十二月三十一日止年度生效*

| | |
|---|---|
| 會計準則19(修訂) | 僱員福利 — 精算盈虧、集體界定福利計劃和披露 |
| 會計準則21(修訂) | 滙率變動之影響 — 在海外業務的淨投資 |
| 會計準則39(修訂) | 預測集團內交易的現金流量對沖會計處理 |
| 會計準則39(修訂) | 公平值期權 |
| 會計準則39及財務準則4(修訂) | 金融工具：確認及計量與保險合約 — 財務擔保合約 |
| 財務準則 6 | 礦產資源的開採和評估 |
| 香港(國際財務報告解釋委員會) — 詮釋4 | 釐定一項安排是否包含租賃 |
| 香港(國際財務報告解釋委員會) — 詮釋5 | 對拆卸、復原及環境復修基金權益的權利 |
| 香港(國際財務報告解釋委員會) — 詮釋6 | 參予特殊市場 — 電氣及電子設備廢料 — 產生的負債 |

*於截至二零零七年十二月三十一日止年度生效*

| | |
|---|---|
| 財務準則7及會計準則1的修訂 | 金融工具：披露，及會計準則1：財務報表的呈報 —資本披露的修訂補充 |
| 香港(國際財務報告解釋委員會) — 詮釋7 | 應用會計準則29嚴重通脹經濟中的財務報告下的重列方法 |

財務準則4(修訂)及會計準則39(修訂)規定，除有關實體先前已認定是保險合約者外，已發行之財務擔保首先須按公平值確認，其後按下列各項較高者計量：(a)已收取及遞延之相關費用未攤銷結餘；及(b)須用以償付結算日之承擔之支出。本公司將其向附屬公司提供之財務擔保視為保險合約。

本集團已開始評估其他新準則、對現有準則之修訂及詮釋對集團之影響，但現階段未能就其對集團之營運業績及財務狀況影響作結論。

## 3. 主要會計政策

編製財務報表之主要會計政策如下。除了上述附註2(a)提及者外，所應用之會計政策與過往年度所用者貫徹一致。

### 3.1 綜合入賬

本集團之綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之賬目，並包括集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未沖銷商譽計算。

### 3.2 附屬公司

附屬公司指本集團有權控制其財政及營運政策之公司，一般附帶超過半數投票權的股權(直接或間接)或持有過半數已發行股本。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

收購會計法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按股息收入入賬。

### 3.3 少數股東權益

少數股東權益即外部股東於附屬公司之經營業績及淨資產值之權益。

本集團視與少數股東之交易為與外部人士之交易。集團因出售其權益予少數股東而產生之盈利及虧損在損益表中記賬。當收購少數股東權益時，其付出代價與應佔收購附屬公司淨資產的賬面值有差額，則產生商譽。

## 3. 主要會計政策(續)

### 3.4 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按股息收入記賬。

### 3.5 聯營公司

聯營公司乃非附屬公司或合營公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力，通常附帶有20%－50%投票權的股權。

聯營公司投資以權益法入賬，初步以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款項，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。

### 3.6 商譽

商譽指收購成本高於在收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之可識辨淨資產之公平值數額。若增持附屬公司，商譽則指收購成本高於所購少數股東權益份額之賬面值。收購成本以所付予的資產、發行之權益工具及於交易日所產生或承擔之債項的公平值計算，另加因收購而直接產生之費用。

收購附屬公司的商譽包括在無形資產內，收購共同控制實體及聯營公司的商譽包括在其投資內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。

當收購成本低於所收購淨資產之公平值或所購少數股東份額之賬面值時，其相差在損益表內直接確認。

3. 主要會計政策(續)

**3.7 物業、機器及設備**

物業、機器及設備按歷史成本減去累計折舊及減值虧損列賬。歷史成本包括收購該資產直接應佔的開支。其後成本只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠計量時,才包括在資產的賬面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政期間內於損益表支銷。

在建資產在建成及可供使用前不予計提折舊。租賃土地上之樓房及裝修按其租賃年期以直接法計算折舊。其他物業、機器及設備則以直線法按其估計可使用年限及下列年率計算折舊:

| | |
|---|---|
| 廠場機器 | 5至25% |
| 博彩設備 | 20至33.3% |
| 其他資產 | 10至33.3% |

將資產重修至其正常運作狀態之重大支出均在損益表支銷。改善工程支出均資本化,並按其對本集團之預計可用年期折舊。

資產之剩餘價值及可用年限在每個結算日進行檢討,及在適當時調整。如可收回價值已低於其賬面值,則將賬面值即時撇減至估計可收回價值。

出售收益或虧損指出售所得收入淨額與有關資產賬面值之差額,並於損益表入賬。

**3.8 投資物業**

為獲得長期租金收益或資本增值或兩者兼備而持有,且並非由集團內的公司佔用的物業列為投資物業。投資物業包括以永久權持有土地、以經營租賃持有的土地及以融資租賃持有之樓宇。以經營租賃持有的土地,如符合投資物業其餘定義,按投資物業分類及記賬。經營租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量,包括相關的交易成本。在初步確認後,投資物業按公平值列賬。公平值乃根據外部估值師每年的評估。公平值變動在損益表列賬。

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠衡量時,才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

若投資物業變成業主自用,會被重新分類為物業、機器及設備,其於重新分類日期的公平值,就會計目的而言變為其成本。現正興建或發展供日後用作投資物業的物業,被分類為發展中物業,並按成本列賬,直至建築或發展完成為止,屆時重新分類為投資物業並其後按投資物業記賬。

若物業的某個項目因其用途改變而成為投資物業,該項目於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而,若公平值收益將以往的減值虧損撥回,該撥回金額於損益表確認。

3. 主要會計政策(續)

財務報表附註

3. 主要會計政策(續)

### 3.16 存貨

存貨按成本值或可變現淨值二者之較低者入賬。建築材料成本以加權平均數作基準，包括物料、直接勞工及應佔之經常性開支。撲克牌成本按先進先出法釐定。可變現淨值是以預計之銷售價減除估計銷售費用計算。

### 3.17 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

### 3.18 股本

普通股被列為權益。直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如本公司回購其權益股本，所支付的代價，包括任何直接所佔的新增成本(扣除所得税)，自本公司權益持有人應佔的權益中扣除，而股份將被註銷。

### 3.19 借貸

借貸初步按公平值並扣除產生的交易成本確認。交易成本為獲取、發行或出售某項金融資產或金融負債直接所佔的新增成本，包括向代理、顧問、經紀及交易商支付的費用及佣金、監管機構及證券交易所徵收的徵費及轉讓税及費用。借貸其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利率法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月，否則借貸分類為流動負債。

### 3.20 租賃

資產擁有權之絕大部分風險及回報轉至本集團之租賃乃作為融資租賃入賬。融資租賃乃在訂立租約時按租賃資產或最低租賃付款現值兩者中之較低者予以資本化。每項租賃付款在資本及財務費用之間之分配須達致尚餘租賃責任之固定比率。對應之租賃承擔扣除財務費用後乃計入長期負債中。財務費用乃在租期內在損益表扣除。根據融資租賃持有之資產乃在估計可用年限或租期兩者中較短者予以折舊。

如租賃擁有權之重大部分風險和回報由出租人保留，分類為經營租賃。為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷，若出現減值則將減值於損益表中支銷。在租賃土地物業之建築期間，租賃土地及土地使用權之攤銷，在相關資產內資本化。

### 3.21 撥備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備(包括環境復原及法律索償)。就未來經營虧損並不會確認準備。撥備貼現之定期計算，乃按實際折現率於損益表內確認為財務費用。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

3. 主要會計政策(續)

### 3.7 物業、機器及設備

物業、機器及設備按歷史成本減去累計折舊及減值虧損列賬。歷史成本包括收購該資產直接應佔的開支。其後成本只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠計量時,才包括在資產的賬面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政期間內於損益表支銷。

在建資產在建成及可供使用前不予計提折舊。租賃土地上之樓房及裝修按其租賃年期以直接法計算折舊。其他物業、機器及設備則以直線法按其估計可使用年限及下列年率計算折舊:

| | |
|---|---|
| 廠場機器 | 5至25% |
| 博彩設備 | 20至33.3% |
| 其他資產 | 10至33.3% |

將資產重修至其正常運作狀態之重大支出均在損益表支銷。改善工程支出均資本化,並按其對本集團之預計可用年期折舊。

資產之剩餘價值及可用年限在每個結算日進行檢討,及在適當時調整。如可收回價值已低於其賬面值,則將賬面值即時撇減至估計可收回價值。

出售收益或虧損指出售所得收入淨額與有關資產賬面值之差額,並於損益表入賬。

### 3.8 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有,且並非由集團內的公司佔用的物業列為投資物業。投資物業包括以永久權持有土地、以經營租賃持有的土地及以融資租賃持有之樓宇。以經營租賃持有的土地,如符合投資物業其餘定義,按投資物業分類及記賬。經營租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量,包括相關的交易成本。在初步確認後,投資物業按公平值列賬。公平值乃根據外部估值師每年的評估。公平值變動在損益表列賬。

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠衡量時,才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

若投資物業變成業主自用,會被重新分類為物業、機器及設備,其於重新分類日期的公平值,就會計目的而言變為其成本。現正興建或發展供日後用作投資物業的物業,被分類為發展中物業,並按成本列賬,直至建築或發展完成為止,屆時重新分類為投資物業並其後按投資物業記賬。

若物業的某個項目因其用途改變而成為投資物業,該項目於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而,若公平值收益將以往的減值虧損撥回,該撥回金額於損益表確認。

3. 主要會計政策(續)

**3.9 博彩牌照**

博彩牌照指所獲牌照之公平值，乃在其估計可用年限內以直線法攤銷。

**3.10 電腦軟件**

獲取特定電腦軟件牌照並將之投入使用所產生之成本乃予以資本化，並在三年估計可用年限內以直線法攤銷。與開發或保養電腦軟件程式有關之成本乃在產生時支銷。

**3.11 資產減值**

沒有確定使用年限之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量的最低層次組合。

**3.12 遞延支出**

石礦場之發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。石礦場改善工程乃環境復原之估計成本，任何估計上之變動會於石礦場改善工程賬面值中調整。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦前費用於產生時支銷。

**3.13 投資**

本集團將其投資分類如下：按公平值透過損益列賬的金融資產(包括其他投資)、貸款及應收款項及可供出售之金融資產。分類方式視乎購入投資目的而定。管理層在初步確認時釐定其投資的分類，並於每個報告日期重新評估有關指定。

(a) *按公平值透過損益列賬的金融資產(包括其他投資)*

按公平值透過損益列賬的金融資產若為持作買賣或預期將於結算日後12個月內變現，則分類為流動資產。金融資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。此金融資產初步按公平值確認，其後按公平值列賬。交易成本於損益表中支銷。

(b) *貸款及應收款*

貸款及應收款包括在流動資產內，但到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款以實際利率法按攤銷成本列賬。

3. 主要會計政策(續)

**3.13 投資(續)**

(c) *可供出售之金融資產*

可供出售之金融資產為非衍生工具,被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資,否則此等資產計入非流動資產內。可供出售之金融資產初步按公平值加交易成本確認,其後按公平值列賬。

投資的購入及出售在交易日確認 — 交易日指本集團承諾購入或出售該資產之日。當從投資收取現金流量的權利經已到期或經已轉讓,而本集團已將擁有權的所有風險和回報實際轉讓時,投資即終止確認。被分類為可供出售的非貨幣證券公平值變動產生的未實現盈虧,在權益中確認。當分類為可供出售的證券被售出時,累計公平值調整列入損益表作為投資證券的盈虧。

有報價投資的公平值根據當時的買盤價計算。若某項金融資產的市場並不活躍(及就非上市證券而言),本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、折現現金流量分析和經改良的期權定價模式,以反映發行人的具體情況。

本集團在每個結算日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的證券,在釐定證券是否已經減值時,會考慮證券公平值有否大幅或長期跌至低於其成本值。若可供出售之金融資產存在此等證據,累計虧損 — 按收購成本與當時公平值的差額,減該金融資產之前在損益表確認的任何減值虧損計算 — 自權益中剔除並在損益表記賬。在損益表確認的權益工具減值虧損不會透過損益表撥回。

**3.14 衍生金融工具**

衍生金融工具主要指認股權,初步按訂約當日公平值確認,其後按公平值重新計量。公平值變動在損益表確認。

**3.15 應收賬款及預付款**

應收賬款及預付款初步以公平值確認,其後利用實際利率法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時,即就應收賬款及預付款設定減值撥備。當欠款人遇上重大財政困難、有可能破產及未能或延遲還款時,應視為貿易應收賬款已經減值。撥備金額為資產賬面值與按實際利率折現的估計未來現金流量的現值兩者的差額。撥備金額在損益表確認。

## 3. 主要會計政策(續)

### 3.16 存貨

存貨按成本值或可變現淨值二者之較低者入賬。建築材料成本以加權平均數作基準，包括物料、直接勞工及應佔之經常性開支。撲克牌成本按先進先出法釐定。可變現淨值是以預計之銷售價減除估計銷售費用計算。

### 3.17 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

### 3.18 股本

普通股被列為權益。直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如本公司回購其權益股本，所支付的代價，包括任何直接所佔的新增成本(扣除所得税)，自本公司權益持有人應佔的權益中扣除，而股份將被註銷。

### 3.19 借貸

借貸初步按公平值並扣除產生的交易成本確認。交易成本為獲取、發行或出售某項金融資產或金融負債直接所佔的新增成本，包括向代理、顧問、經紀及交易商支付的費用及佣金、監管機構及證券交易所徵收的徵費及轉讓税及費用。借貸其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利率法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月，否則借貸分類為流動負債。

### 3.20 租賃

資產擁有權之絕大部分風險及回報轉至本集團之租賃乃作為融資租賃入賬。融資租賃乃在訂立租約時按租賃資產或最低租賃付款現值兩者中之較低者予以資本化。每項租賃付款在資本及財務費用之間之分配須達致尚餘租賃責任之固定比率。對應之租賃承擔扣除財務費用後乃計入長期負債中。財務費用乃在租期內在損益表扣除。根據融資租賃持有之資產乃在估計可用年限或租期兩者中較短者予以折舊。

如租賃擁有權之重大部分風險和回報由出租人保留，分類為經營租賃。為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷，若出現減值則將減值於損益表中支銷。在租賃土地物業之建築期間，租賃土地及土地使用權之攤銷，在相關資產內資本化。

### 3.21 撥備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備(包括環境復原及法律索償)。就未來經營虧損並不會確認準備。撥備貼現之定期計算，乃按實際折現率於損益表內確認為財務費用。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

3. 主要會計政策(續)

### 3.22 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在綜合財務報表內之賬面值兩者之暫時差異作全數撥備。然而，若遞延稅項來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延稅項資產實現或遞延稅項負債結算時預期將會適用之稅率(及法例)而釐定。

遞延稅項資產是就可能有未來應課稅溢利而就此可使用暫時差異而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資之暫時差異而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

### 3.23 僱員福利

(a) *僱員權利、福利及花紅*

根據界定供款退休公積金計劃作出之供款在該財政期間之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數支付的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時， 需確立撥備。

(b) *以股份為基礎的補償*

本集團設有一項以權益償付、以股份為基礎的補償計劃。僱員為獲取授予認股權而提供的服務的公平值確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定，不包括任何非市場既定條件的影響。非市場既定條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日，本公司修訂其對預期可予以行使認股權數目的估計。本公司在損益表確認對原估算修訂(如有)的影響，並對權益作出相應調整。

### 3.24 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸利息及成本，均作為該資產之部分成本。所有其他借貸成本在產生時於損益表支銷。

3. 主要會計政策(續)

### 3.25 收入確認

收益乃在扣除增值税、退貨、回扣和折扣，以及集團內部銷售後列賬。收益確認如下：

(a) *博彩業務*

博彩業務收益指博彩收益淨額，乃在提供有關服務時確認，並按本集團從該業務之經濟流入所得權益計量。

(b) *建築材料*

建築材料銷售乃在付運貨品及法定所有權轉予客戶時確認。

(c) *租金收入*

租金收入扣除支付予承租人之任何優惠後按租約年期以直線法確認。

(d) *行政費用*

行政費用乃在提供服務時確認。

(e) *利息收入*

利息收入在考慮未償還本金額及適用利率後按時間比例根據實際利率法確認。

(f) *股息收入*

股息收入在確定有權利收取時確認。

### 3.26 外幣

(a) *功能和列賬貨幣*

本集團每個實體的財務報表所列交易均以該實體營運所在的主要經濟環境的貨幣(「功能貨幣」)計量。港幣為本公司的功能及列賬貨幣。

(b) *交易及結餘*

外幣交易採用交易日的滙率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的滙兑盈虧以及將外幣計值的貨幣資產和負債以年終滙率換算產生的滙兑盈虧在損益表確認。

非貨類項目(例如按公平值持有透過損益記賬的權益工具)的換算差額乃呈報為公平值盈虧的一部分。非貨幣項目(例如分類為可供出售之金融資產的權益)的換算差額計入權益儲備內。

## 3. 主要會計政策(續)

### 3.26 外幣(續)

(c) *集團公司*

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按如下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市滙率換算；

(ii) 每份損益表內的收入和費用按平均滙率換算；及

(iii) 所有由此產生的滙兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外實體的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的滙兑差額列入權益內。當售出一項海外業務時，該等滙兑差額在損益表確認為出售盈虧的一部分。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市滙率換算。

### 3.27 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

### 3.28 股息分派

向本公司股東分派的股息在本公司就該股息須承擔現有之法律或推定責任期間內，於財務報表內列為負債。

## 4. 財務風險管理

### 4.1 財務風險因素

本集團經營活動面對各種財務風險，包括信貸風險、流動資金風險、現金流量及公平值利率風險、外滙風險及價格風險。集團整體的風險管理針對不可預測的金融市場和尋求降低潛在的負面因素對集團財務表現所帶來的風險。

財務風險管理由財務部根據由董事會批准的政策執行。董事會提出整體風險管理的原則，以及涵蓋外滙風險、利率風險、信貸風險及使用非衍生金融工具及投放過剩資金進行投資等特定範疇的政策。

(a) *信貸風險*

本集團沒有集中於單一債務人或單一債務人組合的信貸風險。集團的政策是確保將產品銷售給有良好信用記錄的客戶。

本集團目前並沒有向博彩者提供信貸。

4. 財務風險管理（續）

**4.1 財務風險因素（續）**

(b) *流動資金風險*

流動資金風險指本集團未能應付現有到期債項之風險。

本集團藉着維持流動資金政策內訂下之審慎比率及限額，計量和監管其流動資金，包括本集團資產、負債、借款及承擔之流動性架構。

本集團亦設置穩建水平之流動資產，以確保有充裕之可動用流動現金，應付日常業務中任何突如其來之巨額現金需求。此外，亦設立備用信貸額以提供緊急流動資金支援。

(c) *現金流量及公平值利率風險*

利率風險為市場利率變動對本集團帶來負面影響之風險。

集團的政策是建立長期銀行信貸以應付其於香港、澳門及中國內地的長期投資。政策也包括對利率走勢作緊密監控及當有利的利率價格出現時，轉換及訂立新的銀行信貸。

本集團之利率風險來自長期借貸。按浮息發出之借款方面，本集團須承受現金流量利率風險。按定息發出之借貸方面，本集團承受公平值利率風險。

本集團在認為必要時，使用浮息對定息利率調期安排以管理其現金流量利率風險。該等利率調期具有將浮息轉為定息借款的經濟影響。一般而言，本集團按浮息籌集長期借貸，並掉期為定息借貸，其息率較倘若本集團初步按定息借款所造利率為低。根據利率調期安排，本集團與對手方協定按特定之相隔期間交換參照協定名義本金額計算之定浮息息差。

(d) *外滙風險*

本集團在香港、澳門及中國內地營運，承受因多種貨幣產生之滙兑風險，所涉貨幣主要是人民幣和澳門幣。

滙兑風險主要因未來商業交易、已確認資產及負債因以本集團功能貨幣以外之其他貨幣為單位而產生。

由於外幣經營活動有限，本集團並無重大滙率風險。因綜合賬目而換算海外實體的淨資產所產生的滙兑風險承擔，在滙兑儲備中入賬。

(e) *價格風險*

本集團持有的投資分類為可供出售之金融資產或其他投資，本集團就此承受股權證券的價格風險。本集團沒有承受商品價格風險。

## 4. 財務風險管理(續)

### 4.2 公平值的估計

在活躍市場買賣的金融工具之公平值系依據結算日的市場報價列賬。本集團持有的金融資產的市場報價為當時買盤價；而金融負債的適當市場報價為當時賣盤價。

非公開交易的證券及其他金融資產的公平值系通過各種方法並依據結算日市場實際情況作出的假設進行評價。

長期借貸的公平值是按預期未來之付款額以市場利率折現計算。

一年內到期之金融資產及負債，包括應收賬款及預付款、應付賬款及應計費用及流動借貸的面值減估計信貸調整，被假定接近其公平值。

## 5. 關鍵會計估算及判斷

編制本財務報表過程中，本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。本集團就未來作出估算和假設，而所得出之會計估算難免偏離實際相關業績。對資產及負債之賬面值有重大影響之估算及假設討論如下：

(a) 商譽減值

本集團每年測試商譽是否出現減值。現金產生單位的可收回金額按照使用價值而釐定。此等計算需要利用估算，如折現率、未來盈利能力及增長率。

(b) 博彩牌照之減值

博彩牌照指收購銀河時獲取之牌照之公平值，乃在其估計可用年限(現時為十七年)按直線法攤銷。本集團乃按照使用價值進行測試，以評定牌照是否有任何減值。測試方法乃以未來業績之估計、業務收支之假設、影響增長率的未來經濟狀況及日後回報之估計為基準。

(c) 物業、機器及設備之可用年限

管理層釐定其物業、機器及設備之估計可用年限及剩餘價值。倘可用年限與先前估計不同，管理層將修訂折舊費用，或將已經廢棄或出售之陳舊或非策略性資產撇銷或撇減。

(d) 投資物業公平值

投資物業之公平值，由獨立專業測計師以公開市值基準測定。在作出判斷時，所考慮之假設主要為結算日當時之市場情況及及按估計租賃收入及相關開支而定的適當資本化比率。該等估算會定期以本集團真實之成交及市場資訊作比較。

5. 關鍵會計估算及判斷（續）

(e) 可供出售金融資產之減值

並非在活躍市場買賣之金融工具之公平值，乃使用估值法釐定。本集團用其判斷，挑選多種方法，並主要根據各個結算日之市況作出假設。公平值亦反映預期來自最終銷售並經扣除估計有關銷售直接開支的折現現金流量。

(f) 撥備

本集團就其石礦場業務分部進行環境復原。管理層根據未來環境復原支出估算，估計未來環境復原之相關撥備。該等計算需使用不同之假設，例如折現因貨幣時值導致之非即期撥備所用之折現率、現金流量之時間和數額。

(g) 以股份為基礎之支付

授出之認股權之公平值，由獨立專業估值師根據有關流動性、認股權年期、派息率及年度無風險利率，不包括任何非市場歸屬條件之影響，一般是乃認股權於授出日之公平值之最佳估算。

(h) 所得税

本集團需要在多個司法權區繳納所得税。在釐定本集團各實體所得税撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終税務釐定都是不確定的。本集團根據對是否需要繳付額外税款的估計，就潛在之税務風險確認負債。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

6. 分部資料

本集團主要從事娛樂場幸運博彩或其他形式的博彩，以及建築材料生產、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。

分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，及主要不包括投資、衍生金融工具、可收回税項及現金及銀行結餘。分部負債主要包括應付賬款、應計費用及撥備。而業務分部之間沒有任何銷售或貿易交易。

## 6. 分部資料(續)

截至二零零五年十二月三十一日止年度業務分部資料概述如下：

| | 博彩及娛樂<br>*港幣千元* | 建築材料<br>*港幣千元* | 未分配<br>*港幣千元* | 總計<br>*港幣千元* |
|---|---|---|---|---|
| 營業額 | 66,213 | 1,225,714 | — | 1,291,927 |
| 其他收益 | 2,095 | 13,721 | 36,213 | 52,029 |
| 經營溢利 | 2,624,750 | 3,683 | (38,343) | 2,590,090 |
| 財務費用 | | | | (116,423) |
| 應佔溢利減虧損 | | | | |
| 共同控制實體 | — | (77,975) | — | (77,975) |
| 聯營公司 | — | 2,696 | — | 2,696 |
| 除稅前溢利 | | | | 2,398,388 |
| 稅項 | | | | (1,683) |
| 本年度溢利 | | | | 2,396,705 |
| 資本開支 | (19,076,899) | (73,337) | — | (19,150,236) |
| 折舊 | (765) | (76,857) | — | (77,622) |
| 攤銷 | (418,844) | (39,602) | — | (458,446) |
| 收購淨資產公平值超出 | | | | |
| 收購附屬公司成本之款項 | 3,039,019 | — | — | 3,039,019 |
| 物業、機器及設備減值 | — | (13,070) | — | (13,070) |
| 應收賬款及其他應收款減值 | — | (28,500) | — | (28,500) |
| 可供出售金融資產減值 | — | — | (1,505) | (1,505) |
| 分部資產 | 18,808,799 | 1,842,757 | 5,435,587 | 26,087,143 |
| 共同控制實體 | — | 279,432 | — | 279,432 |
| 聯營公司 | — | 21,346 | — | 21,346 |
| 總資產 | | | | 26,387,921 |
| 分部負債 | 900,262 | 570,923 | 9,492,372 | 10,963,557 |

由於本集團於二零零五年七月才收購從事博彩及娛樂業務之銀河，故於二零零四年僅有一個業務分部。因此，二零零四年業務分部不予呈列。

6. 分部資料(續)

按地區分佈之分析如下：

| | 營業額 港幣千元 | 資本開支 港幣千元 | 總資產 港幣千元 |
|---|---|---|---|
| **截至二零零五年十二月三十一日年度** | | | |
| 香港 | **493,504** | **11,232** | **1,078,696** |
| 澳門 | **126,936** | **19,112,855** | **24,094,083** |
| 中國內地 | **671,487** | **26,149** | **1,215,142** |
| | **1,291,927** | **19,150,236** | **26,387,921** |
| 截至二零零四年十二月三十一日年度 | | | |
| 香港 | 461,800 | 10,303 | 1,156,580 |
| 中國內地 | 837,343 | 62,736 | 1,258,003 |
| | 1,299,143 | 73,039 | 2,414,583 |

7. 營業額及其他收益

| | **二零零五年 港幣千元** | 二零零四年 港幣千元 |
|---|---|---|
| 營業額 | | |
| 建築材料銷售 | **1,225,714** | 1,299,143 |
| 來自博彩經營業務的收益 *(附註a)* | **66,213** | — |
| | **1,291,927** | 1,299,143 |
| 其他收益 | | |
| 租金收入 | **13,721** | 13,138 |
| 利息收入 | | |
| 借款予同系附屬公司 | — | 579 |
| 借款予共同控制實體 *(附註25b)* | **2,532** | 981 |
| 其他應收款 | — | 3,940 |
| 銀行存款 | **20,257** | 1,396 |
| 遞延應收款 *(附註23a)* | **703** | 1,321 |
| 行政費用 | **2,095** | — |
| 非上市投資股息收入 | **12,721** | — |
| | **52,029** | 21,355 |
| | **1,343,956** | 1,320,498 |

7. 營業額及其他收益(續)

(a) 本集團現時經營其首個城市俱樂部娛樂場(「華都娛樂場」),就此,本集團與若干人士(「服務供應商」)訂立協議(「華都協議」),協議年期相等於與澳門特別行政區政府(「澳門政府」)訂立的批給協議的年期,至二零二二年六月為止。

根據華都協議,服務供應商已承諾為華都娛樂場提供穩定客源,為華都娛樂場促成並引介客戶。服務供應商亦同意就與 Waldo Hotel Limited 訂立之租約產生之任何絕大部分風險向本集團提供彌償,並保證銀河會支付若干營運及行政費用。此外,服務供應商保證,不論華都娛樂場之博彩業務營運業績如何,均會向本集團保證最低回報。本集團所得收益乃經參考博彩收益淨額按不同比率釐定。扣除向澳門政府支付之特別博彩稅及基金款項後,華都娛樂場其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用後之金額歸服務供應商所有。

自收購銀河以來,華都娛樂場二零零五年來自博彩經營業務的收支資料如下:

| | *港幣千元* |
|---|---|
| 博彩收益淨額 | 1,570,687 |
| 所收小費及其他收入 | 12,207 |
| 利息收入 | 5,510 |
| | 1,588,404 |
| 營運費用 | |
| 向澳門政府支付的特別博彩稅及基金 | (628,882) |
| 中介人的佣金及津貼 | (611,322) |
| 折舊及攤銷 | (3,044) |
| 員工成本 | (108,304) |
| 營運租金 | (12,500) |
| 其他營運及行政 | (17,326) |
| | (1,381,378) |
| 博彩經營業務的貢獻 | 207,026 |
| 服務供應商的酬金淨額 | (140,813) |
| 本集團應佔來自博彩經營業務的收入 | 66,213 |

## 8. 經營溢利

| | 二零零五年 港幣千元 | 二零零四年 港幣千元 |
|---|---|---|
| 經營溢利已計入： | | |
| 出售可供出售金融資產所得收益 | **36,554** | — |
| 衍生金融工具公平值變動 | **2,074** | — |
| 上市投資公平值變動 | **6,522** | — |
| 投資物業公平值變動 | — | 22,230 |
| 滙兑收益 | — | 823 |
| 負商譽攤銷 | — | 632 |
| 及已扣除： | | |
| 折舊 | **77,622** | 70,825 |
| 攤銷 | | |
| 石礦場之發展費用 | **1,905** | 1,780 |
| 清除表土費用 | **16,192** | 16,400 |
| 博彩牌照 | **418,762** | — |
| 電腦軟件 | **82** | — |
| 石礦場之改善工程 | **15,120** | 15,120 |
| 租賃土地和土地使用權(附註a) | **6,385** | 6,305 |
| 經營租賃租金 | | |
| 土地及樓宇 | **9,049** | 13,067 |
| 廠場機器 | **3,607** | — |
| 專利費 | **5,906** | 5,003 |
| 出售物業、機器及設備之虧損 | **107** | 1,109 |
| 銷售存貨成本 | **1,062,157** | 1,141,258 |
| 員工成本，包括董事酬金(附註b) | **254,802** | 163,353 |
| 可供出售金融資產減值 | **1,505** | 2,880 |
| 物業、機器及設備減值 | **13,070** | — |
| 應收賬款及其他應收款減值 | **28,500** | — |
| 出售上市投資之虧損 | — | 2,893 |
| 上市投資未變現虧損 | — | 933 |
| 投資物業公平值變動 | **2,500** | — |
| 滙兑虧損 | **1,681** | — |
| 投資物業的支出 | **652** | 270 |
| 核數師酬金 | | |
| 核數服務 | **1,847** | 1,038 |
| 非核數服務(附註c) | **262** | 190 |

(a) 租賃土地和土地使用權之攤銷乃扣除在建資產之資本化金額為數港幣52,636,000元(二零零四年：無)後列值。

(b) 員工成本包括認股權支出港幣37,561,000元(二零零四年：無)。

(c) 非核數服務已扣除資本化之收購成本以及應付票據攤銷成本所包括之款項合共港幣7,322,000元(二零零四年：無)。

## 9. 管理層酬金

### (a) 董事酬金

| | 袍金<br>*港幣千元* | 薪金、津貼及實物利益<br>*港幣千元* | 酌情花紅<br>*港幣千元* | 退休計劃的供款<br>*港幣千元* | 認股權 *(附註d)*<br>*港幣千元* | 總計<br>*港幣千元* |
|---|---|---|---|---|---|---|
| **執行董事** | | | | | | |
| 呂志和博士 | 80 | — | — | — | 3,058 | 3,138 |
| 呂耀東先生 | 80 | 2,082 | 156 | 196 | 6,453 | 8,967 |
| 陳啟能先生 | 80 | 2,103 | — | 80 | 127 | 2,390 |
| 徐應強先生 | 57 | 1,874 | 125 | 163 | 127 | 2,346 |
| 羅志聰先生 | 57 | — | 500 | — | 1,653 | 2,210 |
| 鄧呂慧瑜女士 | 80 | — | — | — | 3,278 | 3,358 |
| | 434 | 6,059 | 781 | 439 | 14,696 | 22,409 |
| **非執行董事** | | | | | | |
| 張惠彬博士 | 160 | — | — | — | 118 | 278 |
| 鄭慕智先生 | 160 | — | — | — | 94 | 254 |
| 顏志宏先生 | 114 | — | — | — | 118 | 232 |
| 葉樹林博士 | 1 | — | — | — | 118 | 119 |
| 葉慶忠先生 | 33 | — | — | — | — | 33 |
| | 468 | — | — | — | 448 | 916 |
| **二零零五年總計** | **902** | **6,059** | **781** | **439** | **15,144** | **23,325** |
| 二零零四年總計 | 390 | 5,655 | — | 408 | 181 | 6,634 |

### (b) 五名最高酬金人士

本年度集團內五名最高酬金人士中包括三名（二零零四年：三名）董事，其酬金亦已在附註(a)中反映。其餘二名（二零零四年：二名）人士之酬金如下：

| | **二零零五年**<br>***港幣千元*** | 二零零四年<br>*港幣千元* |
|---|---|---|
| 薪金及其他酬金 | **3,129** | 5,040 |
| 酬情花紅 | **500** | — |
| 退休福利 | **142** | 186 |
| 認股權 *(附註d)* | **5,459** | — |
| | **9,230** | 5,226 |

## 9. 管理層酬金（續）

### (b) 五名最高酬金人士（續）

此等人士之酬金組別如下：

| | 人數 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| 港幣2,000,001元至港幣2,500,000元 | **—** | 1 |
| 港幣3,000,001元至港幣3,500,000元 | **—** | 1 |
| 港幣3,500,001元至港幣4,000,000元 | **1** | — |
| 港幣5,000,001元至港幣5,500,000元 | **1** | — |
| | **2** | 2 |

### (c) 退休福利計劃

本集團根據法例規定，為僱員對強制性公積金（強積金）計劃供款，供款率為僱員之每月有關入息5%。此外，本集團亦視乎情況，為僱員對同一計劃或職業退休計劃條例計劃（「職業退休計劃」）進行補足供款。對補足供款計劃而言，倘僱員在享有全數供款利益前退出該計劃，則本集團可將所沒收之供款額用作扣減未來之供款。計劃資產由獨立管理基金管理，並與本公司之資產分開持有。

本集團亦為澳門合資格僱員營辦一項定額供款計劃。銀河員工退休基金計劃由本集團委任之獨立管理公司成立及管理。該計劃為一項單位基金計劃。本集團及僱員每月對該計劃作出等額供款。本集團每月自僱員月薪扣除其標準供款，該等供款乃支付予管理公司。

本集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此，本集團須按6%至22.5%供款率（視乎適用的地方規定而定），每月向該等計劃作出定額供款。除上文所述付款外，本集團概無支付僱員或退休人士其他退休金和退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額為港幣15,443,000元（二零零四年：港幣12,307,000元），扣除沒收之供款港幣434,000元（二零零四年：港幣419,000元），剩餘港幣171,000元（二零零四年：港幣47,000元）於年終可用作扣減未來的供款。

### (d) 認股權

根據本公司之認股權計劃授予董事及僱員之認股權之價值為該等認股權之公平值，根據財務準則2，在本年度損益表扣除。由於財務準則2於二零零五年生效，惟不規定對二零零五年一月一日或之前歸屬之認股權作出追溯應用，故二零零四年酬金不包括所授予之認股權之任何價值。

## 10. 財務費用

| | 二零零五年<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| 利息支出 | | |
| 銀行貸款及透支 | **18,910** | 3,864 |
| 須於五年內全數償還之定息票據 | **78,425** | — |
| 須於五年內全數償還之有擔保浮息票據 | **9,283** | — |
| 不須於五年內全數償還之有擔保定息票據 | **12,996** | — |
| 須於五年內全數償還之融資租賃承擔 | **24** | — |
| 其他借款成本 | **1,650** | 3,930 |
| | **121,288** | 7,794 |
| 在建資產資本化金額 | **(4,865)** | — |
| | **116,423** | 7,794 |

## 11. 稅項

| | 二零零五年<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| 香港利得稅 | **1,049** | 78 |
| 中國內地所得稅 | **634** | 2,217 |
| | **1,683** | 2,295 |

香港利得稅乃在抵銷承前結轉之可用稅項虧損後按照本年度估計應課稅溢利依17.5%(二零零四年：17.5%)稅率提撥。香港以外地區溢利之稅項乃按產生溢利國家之現行稅率提撥。

## 11. 稅項(續)

本集團除稅前溢利之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異，詳情如下：

| | 二零零五年<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| 除稅前溢利 | **2,398,388** | 64,782 |
| 應佔溢利減虧損 | | |
| 共同控制實體 | **77,975** | (13,866) |
| 聯營公司 | **(2,696)** | (2,561) |
| | **2,473,667** | 48,355 |
| 按適用稅率之稅項 | **(288,893)** | (2,694) |
| 稅務減免之收入 | **4,292** | 10,281 |
| 無須課稅之收入 | **372,607** | 111 |
| 不可扣稅之支出 | **(87,888)** | (2,028) |
| 使用先前未確認之稅項虧損 | **5,393** | 662 |
| 未確認之稅項虧損 | **(7,111)** | (8,950) |
| (稅項撥備不足)／超額稅項撥備 | **(83)** | 323 |
| 稅項支出 | **(1,683)** | (2,295) |

## 12. 股東應佔(虧損)／溢利

股東應佔虧損乃在本公司財務報表中處理，為數港幣147,264,000元(二零零四年：溢利港幣31,573,000元)。

## 13. 每股盈利

計算本年度每股基本及攤薄盈利乃基於下列基準：

| | 二零零五年<br>港幣千元 | 二零零四年<br>港幣千元 |
|---|---|---|
| 用以計算每股基本及攤薄盈利之溢利 | **2,395,269** | 55,886 |

| | 股份數目<br>二零零五年 | 二零零四年 |
|---|---|---|
| 用以計算每股基本盈利之股份加權平均數 | **2,164,208,891** | 1,276,188,991 |
| 具攤薄作用之潛在股之影響： | | |
| 認股權 | **25,507,219** | 23,183,947 |
| 用以計算每股攤薄盈利之股份加權平均數 | **2,189,716,110** | 1,299,372,938 |

## 14. 股息

| | 二零零五年<br>港幣千元 | 二零零四年<br>港幣千元 |
|---|---|---|
| 中期股息（二零零四年：以股代息附現金選擇權） | — | 12,833 |
| 末期股息（二零零四年：每股1仙） | — | 12,972 |
| | — | 25,805 |

董事會議決於截至二零零五年十二月三十一日止年度不建議派付任何末期股息（二零零四年：每股1仙）。

## 15. 物業、機器及設備

**集團**

| | 樓宇<br>港幣千元 | 租賃<br>物業裝修<br>港幣千元 | 廠場機器<br>港幣千元 | 博彩設備<br>港幣千元 | 其他資產<br>港幣千元 | 在建資產<br>港幣千元 | 總計<br>港幣千元 |
|---|---|---|---|---|---|---|---|
| 成本值 | | | | | | | |
| 二零零四年十二月三十一日，經重列 | 40,295 | 32,546 | 700,383 | — | 256,681 | — | 1,029,905 |
| 滙兑差額 | 900 | 61 | 5,168 | — | 3,702 | — | 9,831 |
| 收購附屬公司 | — | 1,962 | — | 30,873 | 11,318 | 333,085 | 377,238 |
| 增加 | 578 | 1,271 | 24,465 | 91 | 22,936 | 419,221 | 468,562 |
| 出售 | — | (1,062) | (3,872) | — | (11,699) | — | (16,633) |
| 於二零零五年十二月三十一日 | 41,773 | 34,778 | 726,144 | 30,964 | 282,938 | 752,306 | 1,868,903 |
| 累積折舊及減值 | | | | | | | |
| 於二零零四年十二月三十一日，經重列 | 4,668 | 24,153 | 396,713 | — | 137,488 | — | 563,022 |
| 滙兑差額 | 97 | 12 | 1,792 | — | 1,310 | — | 3,211 |
| 本年度金額 | 1,273 | 2,113 | 49,530 | 1,950 | 25,664 | — | 80,530 |
| 出售 | — | (176) | (3,560) | — | (11,699) | — | (15,435) |
| 減值 | 1,698 | — | 10,702 | — | 670 | — | 13,070 |
| 於二零零五年十二月三十一日 | 7,736 | 26,102 | 455,177 | 1,950 | 153,433 | — | 644,398 |
| 賬面淨值 | | | | | | | |
| **於二零零五年十二月三十一日** | **34,037** | **8,676** | **270,967** | **29,014** | **129,505** | **752,306** | **1,224,505** |
| 成本值 | | | | | | | |
| 於二零零三年十二月三十一日，經重列 | 24,068 | 31,983 | 668,523 | — | 262,314 | — | 986,888 |
| 增加 | 16,227 | 563 | 42,448 | — | 6,258 | — | 65,496 |
| 出售 | — | — | (10,588) | — | (11,891) | — | (22,479) |
| 於二零零四年十二月三十一日 | 40,295 | 32,546 | 700,383 | — | 256,681 | — | 1,029,905 |
| 累積折舊 | | | | | | | |
| 於二零零三年十二月三十一日，經重列 | 2,399 | 22,299 | 360,423 | — | 122,563 | — | 507,684 |
| 本年度金額 | 2,269 | 1,854 | 42,782 | — | 23,920 | — | 70,825 |
| 出售 | — | — | (6,492) | — | (8,995) | — | (15,487) |
| 於二零零四年十二月三十一日 | 4,668 | 24,153 | 396,713 | — | 137,488 | — | 563,022 |
| 賬面淨值 | | | | | | | |
| 於二零零四年十二月三十一日 | 35,627 | 8,393 | 303,670 | — | 119,193 | — | 466,883 |

(a) 其他資產包括躉船、傢俬、設備及汽車。

(b) 根據融資租賃持有的博彩設備賬面淨值為數港幣382,000元(二零零四年：無)。

(c) 本年度內，因就興建一座樓宇而特別訂立之融資安排所產生之借貸成本港幣4,865,000元(二零零四年：無)以及租賃租金預付款攤銷港幣52,636,000元(二零零四年：無)已予資本化並計入在建資產內。所用資本化比率為4.8%，乃用作項目資金之貸款之借貸成本。

## 16. 投資物業

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | *港幣千元* | *港幣千元* |
| 按估值 | | |
| 年初 | **65,500** | 42,000 |
| 轉自租賃土地和土地使用權 | **—** | 1,270 |
| 公平值變動 | **(2,500)** | 22,230 |
| 年末 | **63,000** | 65,500 |

投資物業乃根據十年至五十年租賃期在香港持有，獨立專業估值師威格斯資產評估顧問有限公司於二零零五年十二月三十一日按公開市值評定投資物業之估值。

## 17. 租賃土地和土地使用權

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | *港幣千元* | *港幣千元* |
| 年初賬面淨值，經重列 | **254,645** | 258,416 |
| 增加 | **47,215** | 3,804 |
| 收購附屬公司*(附註38a)* | **1,395,781** | — |
| 轉往投資物業 | **—** | (1,270) |
| 攤銷 | **(59,021)** | (6,305) |
| 年末賬面淨值 | **1,638,620** | 254,645 |
| 成本值 | **1,743,328** | 300,332 |
| 累積攤銷 | **(104,708)** | (45,687) |
| 賬面淨值 | **1,638,620** | 254,645 |
| 十年至五十年租賃期 | | |
| 香港 | **245,369** | 251,302 |
| 香港以外地區 | **1,393,251** | 3,343 |
| | **1,638,620** | 254,645 |

在香港賬面淨值為港幣221,290,000元(二零零四年：港幣226,628,000元)之租賃土地已抵押作為銀行借款之擔保(附註31)。

## 18. 無形資產

**集團**

| | **商譽** | **博彩牌照** | **電腦軟件** | **總計** |
|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 成本值 | | | | |
| 於二零零四年十二月三十一日 | — | — | — | — |
| 收購附屬公司 | 24,259 | 16,887,329 | 1,620 | 16,913,208 |
| 增加 | — | — | 141 | 141 |
| 於二零零五年十二月三十一日 | 24,259 | 16,887,329 | 1,761 | 16,913,349 |
| 累積攤銷 | | | | |
| 於二零零四年十二月三十一日 | — | — | — | — |
| 本年度金額 | — | 418,762 | 218 | 418,980 |
| 於二零零五年十二月三十一日 | — | 418,762 | 218 | 418,980 |
| 賬面淨值 | | | | |
| **於二零零五年十二月三十一日** | **24,259** | **16,468,567** | **1,543** | **16,494,369** |
| 於二零零四年十二月三十一日 | — | — | — | — |

商譽乃按照本集團以營運國家及業務分部區分之現金產生單位予以分配。於二零零五年十二月三十一日，商譽乃分配至澳門建築材料分部。業務單位之可收回金額乃按照在用價值計算。計算在用價值所用之主要假設乃以增長率及折扣率之最佳估算為準。

## 19. 附屬公司

| | **公司** | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 非上市股份，按成本值 | **1** | 1 |

應收貸款為無抵押，須依據當時之市場利率收取利息，並且無固定還款期。

應收款項為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之附屬公司詳情載於附註43(a)。

## 20. 共同控制實體

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 年初 | **248,243** | 141,913 |
| 新投資 | **108,704** | 95,883 |
| 應佔業績 | | |
| 除税前(虧損)／溢利(附註b) | **(77,330)** | 14,622 |
| 税項 | **(645)** | (756) |
| | **(77,975)** | 13,866 |
| 股息 | **(1,871)** | (3,223) |
| 應佔匯兑儲備 | **2,331** | (196) |
| 年終 | **279,432** | 248,243 |

(a) 本集團應佔共同控制實體之資產、負債及業績概述如下：

| | **二零零五年** | 二零零四年 |
|---|---|---|
| | ***港幣千元*** | *港幣千元* |
| 非流動資產 | **391,750** | 285,386 |
| 流動資產 | **238,846** | 144,797 |
| 流動負債 | **(132,598)** | (101,564) |
| 非流動負債 | **(218,566)** | (80,376) |
| | **279,432** | 248,243 |
| 收入 | **400,621** | 183,204 |
| 開支(附註b) | **(477,951)** | (168,582) |
| 除税前(虧損)／溢利 | **(77,330)** | 14,622 |

(b) 應佔共同控制實體業績包括應佔物業、機器及設備及存貨減值港幣66,000,000元(二零零四年：無)及應佔商譽減值港幣43,000,000元(二零零四年：無)。

(c) 董事會認為對集團業績或資產淨值有重大影響之共同控制實體詳情載於附註43(b)。

## 21. 聯營公司

| | 集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | *港幣千元* | *港幣千元* |
| 年初 | **18,650** | 16,098 |
| 應佔業績 | | |
| 除稅前溢利 | **3,417** | 3,371 |
| 稅項 | **(721)** | (810) |
| | **2,696** | 2,561 |
| 應佔滙兑儲備 | — | (9) |
| 年末 | **21,346** | 18,650 |

(a) 本集團應佔聯營公司之資產、負債及業績概述如下：

| | 二零零五年 | 二零零四年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 非流動資產 | **6,303** | 6,265 |
| 流動資產 | **32,388** | 24,118 |
| 流動負債 | **(4,519)** | (4,116) |
| 非流動負債 | **(12,826)** | (7,617) |
| | **21,346** | 18,650 |
| 收入 | **44,995** | 39,528 |
| 開支 | **(41,578)** | (36,157) |
| 除稅前溢利 | **3,417** | 3,371 |

(b) 董事會認為對集團業績或資產淨值有重大影響之聯營公司詳情載於附註43(c)。

## 22. 可供出售金融資產

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 年初 | **152,375** | 104,793 |
| 增加 | **—** | 51,864 |
| 出售 | **(51,864)** | — |
| 投資回報 | **(59,652)** | (1,402) |
| 公平值變動 | **(3,871)** | — |
| 減值虧損 | **(1,505)** | (2,880) |
| 年末 | **35,483** | 152,375 |

## 23. 其他非流動資產

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 遞延支出 | | |
| 清除表土費用 | **83,920** | 99,679 |
| 石礦場發展費用 | **12,459** | 14,073 |
| | **96,379** | 113,752 |
| 石礦場改善工程 | **120,930** | 136,049 |
| 遞延應收款 *(附註a)* | **2,557** | 6,707 |
| 受限制銀行存款 *(附註b)* | **259,153** | — |
| | **479,019** | 256,508 |

(a) 遞延應收款為借予承包商款項，墊款由承包者之資產作抵押，並以當時市場利率計息，按月分期攤還直至二零零九年。應收款項之流動部分已計入其他應收款內。

(b) 受限制銀行存款乃抵押作為本集團所獲銀行融資之擔保。銀行融資包括截至二零零七年三月三十一日止期間為數港幣485,000,000元之擔保；在二零零七年四月一日起至批給協議屆滿後九十天或二零二二年三月三十一日（以較早者為準）該金額減至港幣291,000,000元，該項擔保以澳門政府為受益人，涵蓋批給協議及兩項為數港幣75,000,000元之循環有期貸款項下本集團之法律及合約責任。

受限制銀行存款平均到期日為三十四天（二零零四年：無），實際利率為3.80%（二零零四年：無）。

## 24. 存貨

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 建築材料 | | |
| 石料及沙 | **34,326** | 36,959 |
| 混凝土管筒及磚 | **15,944** | 16,762 |
| 水泥 | **7,177** | 8,750 |
| 零件 | **21,050** | 22,620 |
| 消耗品 | **6,285** | 8,084 |
| | **84,782** | 93,175 |
| 博彩及娛樂 | | |
| 撲克牌 | **2,189** | — |
| | **86,971** | 93,175 |

## 25. 應收賬款及預付款

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* |
| 貿易應收賬款扣除撥備*(附註a)* | **497,406** | 455,380 | — | — |
| 應收共同控制實體款項*(附註b)* | **190,266** | 133,893 | — | — |
| 其他應收款扣除撥備 | **150,425** | 32,973 | **5** | 4 |
| 預付款 | **88,331** | 59,251 | **356** | — |
| | **926,428** | 681,497 | **361** | 4 |

## 25. 應收賬款及預付款(續)

(a) 本集團根據當地行業標準制定信貸政策。本集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層定期檢討。

本集團之貿易應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

| | 二零零五年<br>港幣千元 | 二零零四年<br>港幣千元 |
|---|---|---|
| 一個月內 | **130,362** | 124,282 |
| 二至三個月 | **152,782** | 153,943 |
| 四至六個月 | **98,995** | 88,658 |
| 六個月以上 | **115,267** | 88,497 |
| | **497,406** | 455,380 |

本集團貿易應收賬款之賬面值約76%以人民幣為單位。

因本集團有眾多客戶，故貿易應收賬款並無集中信貸風險。

(b) 應收款港幣51,091,000元(二零零四年：港幣42,705,000元)，當中港幣5,648,000元(二零零四年：港幣5,645,000元)為有抵押、按當時之市場利率計息，並且根據協定條款償還。其餘應收款為無抵押、免息及根據協定條款償還。

(c) 本集團就截至二零零五年十二月三十一日止年度之貿易應收賬款及其他應收款確認減值虧損港幣28,500,000元。該減值虧損已計入損益表之其他營運費用內。

## 26. 其他投資

| | 集團<br>二零零五年<br>港幣千元 | <br>二零零四年<br>港幣千元 |
|---|---|---|
| 香港上市之股本證券，按市值 | **59,483** | 4,217 |
| 衍生金融工具，上市股本證券認股權 | **10,012** | — |
| | **69,495** | 4,217 |

## 27. 現金及銀行結餘

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* |
| 銀行及庫存現金 | **476,292** | 145,219 | **2,253** | 3,201 |
| 短期銀行存款 | **4,591,922** | 25,733 | **—** | 17,978 |
| | **5,068,214** | 170,952 | **2,253** | 21,179 |

本集團之現金及銀行結餘包括約港幣4,283,000,000元(二零零四年：無)，根據下文附註31(b)所載票據發售協議，該款項須用於指定用途。

現金及銀行結餘之實際利率為3.7%(二零零四年：2.1%)。

## 28. 股本

| | 每股面值港幣0.10元之普通股 | *港幣千元* |
|---|---|---|
| 法定： | | |
| 於二零零四年十二月三十一日 | 3,888,000,000 | 388,800 |
| 增加 *(附註a)* | 3,000,000,000 | 300,000 |
| **於二零零五年十二月三十一日** | **6,888,000,000** | **688,800** |
| 發行及繳足： | | |
| 於二零零三年十二月三十一日 | 1,258,934,651 | 125,893 |
| 認股權獲行使時發行股份 | 26,936,000 | 2,695 |
| 發行代息股份 | 10,604,912 | 1,060 |
| 於二零零四年十二月三十一日 | 1,296,475,563 | 129,648 |
| 發行新股 *(附註b)* | 146,000,000 | 14,600 |
| 收購附屬公司發行新股 *(附註c)* | 1,840,519,798 | 184,052 |
| 認股權獲行使時發行股份 | 7,584,000 | 758 |
| **於二零零五年十二月三十一日** | **3,290,579,361** | **329,058** |

(a) 二零零五年七月十九日，藉額外增設3,000,000,000股每股面值港幣0.10元之股份，本公司之法定股本由港幣388,800,000元增加至港幣688,800,000元，分為6,888,000,000股每股面值港幣0.10元的股份，新股份與本公司當時股本中原有股份在各方面享有同等地位。

(b) 二零零五年五月四日，本公司發行146,000,000股每股面值港幣0.10元之新股，每股發行價現金港幣8.0元。發行新股所得款項淨額用作本公司收購銀河之資金(附註38a)。

(c) 二零零五年七月二十二日，本公司發行1,840,519,798股每股面值港幣0.10元之新股，每股發行價港幣8.0元，作為收購銀河之部分代價(附註38a)。

## 29. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本公司於二零零二年五月三十日舉行之股東週年大會，決議通過並採納新的認股權計劃和終止當時之現有認股權計劃(該計劃於二零零零年六月二十三日被採納)，但按照舊的認股權計劃所授予之認股權仍然有效。根據新的認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承授人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

| | **二零零五年** | 二零零四年 |
|---|---|---|
| 年初 | **20,342,000** | 58,746,000 |
| 獲授之認股權 *(附註a)* | **41,254,000** | — |
| 已行使之認股權 *(附註b)* | **(7,584,000)** | (26,936,000) |
| 失效之認股權 *(附註c)* | **(104,000)** | (11,468,000) |
| 年末 *(附註d)* | **53,908,000** | 20,342,000 |

**(a) 獲授之認股權**

獲授之認股權於二零零五年十月二十一日授出及將於二零一一年十月二十一日到期。每股行使價格為港幣4.59元。在本年度認股權的所得款是港幣九十七元。

**(b) 已行使之認股權**

| **行使期** | **行使價** *港幣* | **已發行股數** |
|---|---|---|
| 二零零五年一月 | 0.5333 | 200,000 |
| 二零零五年一月 | 0.5216 | 416,000 |
| 二零零五年三月 | 0.5140 | 100,000 |
| 二零零五年五月 | 0.5333 | 270,000 |
| 二零零五年五月 | 0.5140 | 404,000 |
| 二零零五年七月 | 0.5333 | 1,272,000 |
| 二零零五年七月 | 0.5216 | 1,800,000 |
| 二零零五年七月 | 0.5140 | 1,476,000 |
| 二零零五年八月 | 0.5140 | 1,270,000 |
| 二零零五年十月 | 0.5333 | 60,000 |
| 二零零五年十月 | 0.5140 | 316,000 |
| | | 7,584,000 |

## 29. 認股權計劃（續）

### (c) 失效之認股權

| 行使期 | 行使價 港幣 | 認股權數目 二零零五年 | 認股權數目 二零零四年 |
|---|---|---|---|
| 一九九九年五月二十日至二零零八年五月十九日 | 0.5333 | — | 3,876,000 |
| 二零零零年十二月三十日至二零零九年十二月二十九日 | 0.5216 | — | 6,314,000 |
| 二零零四年三月一日至二零一三年二月二十八日 | 0.5140 | — | 1,278,000 |
| 二零零六年十月二十二日至二零一一年十月二十一日 | 4.5900 | **104,000** | — |
| | | **104,000** | 11,468,000 |

### (d) 尚未行使之認股權

| 行使期 | 行使價 港幣 | 認股權數目 二零零五年 | 認股權數目 二零零四年 |
|---|---|---|---|
| **董事** | | | |
| 一九九九年五月二十日至二零零八年五月十九日 | 0.5333 | **2,500,000** | 3,100,000 |
| 二零零零年十二月三十日至二零零九年十二月二十九日 | 0.5216 | **3,400,000** | 4,470,000 |
| 二零零四年三月一日至二零一三年二月二十八日 | 0.5140 | **4,280,000** | 6,850,000 |
| 二零零五年十月二十二日至二零一一年十月二十一日 | 4.5900 | **13,200,000** | — |
| 二零零六年十月二十二日至二零一一年十月二十一日 | 4.5900 | **3,290,000** | — |
| **僱員及其他人士** | | | |
| 一九九九年五月二十日至二零零八年五月十九日 | 0.5333 | **700,000** | 1,902,000 |
| 二零零零年十二月三十日至二零零九年十二月二十九日 | 0.5216 | **1,298,000** | 2,444,000 |
| 二零零四年三月一日至二零一三年二月二十八日 | 0.5140 | **580,000** | 1,576,000 |
| 二零零五年十月二十二日至二零一一年十月二十一日 | 4.5900 | **19,400,000** | — |
| 二零零六年十月二十二日至二零一一年十月二十一日 | 4.5900 | **5,260,000** | — |
| | | **53,908,000** | 20,342,000 |

### (e) 認購權公平值及假設

在年內授予認股權之公平值利用按柏力克－舒爾斯(Black-Scholes)估值模式釐定為港幣41,713,000元。對該模式輸入的重大數據為於授出日的股份價格港幣4.425元、行使價港幣4.59元、預期股價回報標準差35%、2.5至3年的預期認股權年期、預期派息率2%，以及無風險年利率4.075%。預期股價回報標準差的波幅乃按可比較的公司過去260個交易日的每日股價統計分析計算。

## 30. 儲備

### 集團

| | 股份溢價 | 資本儲備 | 股本贖回儲備 | 土地及樓宇重估儲備 | 投資儲備 | 認股權儲備 | 滙兌儲備 | 盈餘儲備 | 總計 |
|---|---|---|---|---|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 二零零四年十二月三十一日，按以往呈報 | 554,087 | 4,395 | 70 | 27,363 | — | — | 1,134 | 728,836 | 1,315,885 |
| 往年度調整 | | | | | | | | | |
| 撤銷租賃土地重估儲備(會計準則17) | — | — | — | (27,363) | — | — | — | — | (27,363) |
| 租賃土地攤銷減少(會計準則17) | — | — | — | — | — | — | — | 5,133 | 5,133 |
| 租賃土地轉為投資物業(會計準則40) | — | — | — | — | — | — | — | 22,230 | 22,230 |
| 增加撥備(會計準則16、37及香港(國際財務報告解釋委員會)— 詮釋1) | — | — | — | — | — | — | — | (20,269) | (20,269) |
| 經重列，於年初調整前 | 554,087 | 4,395 | 70 | — | — | — | 1,134 | 735,930 | 1,295,616 |
| 年初調整 | | | | | | | | | |
| 註銷負商譽(財務準則3) | — | — | — | — | — | — | — | 136 | 136 |
| 於二零零五年一月一日，經重列 | 554,087 | 4,395 | 70 | — | — | — | 1,134 | 736,066 | 1,295,752 |
| 滙兌差額 | — | — | — | — | — | — | 10,740 | — | 10,740 |
| 收購附屬公司發行股份*(附註38a)* | 9,754,755 | — | — | — | — | — | — | — | 9,754,755 |
| 發行新股換取現金 | 1,122,971 | — | — | — | — | — | — | — | 1,122,971 |
| 認股權獲行使時發行股份 | 3,191 | — | — | — | — | — | — | — | 3,191 |
| 認股權公平值 | — | — | — | — | — | 37,561 | — | — | 37,561 |
| 可供出售金融資產公平值變動 | — | — | — | — | (3,871) | — | — | — | (3,871) |
| 本年度溢利 | — | — | — | — | — | — | — | 2,395,269 | 2,395,269 |
| 二零零四年末期股息 | — | — | — | — | — | — | — | (12,972) | (12,972) |
| **於二零零五年十二月三十一日** | **11,435,004** | **4,395** | **70** | **—** | **(3,871)** | **37,561** | **11,874** | **3,118,363** | **14,603,396** |
| 於二零零三年十二月三十一日，按以往呈報 | 544,000 | 4,395 | 70 | 27,363 | — | — | (76) | 712,618 | 1,288,370 |
| 往年度調整 | | | | | | | | | |
| 撤銷租賃土地重估儲備(會計準則17) | — | — | — | (27,363) | — | — | — | — | (27,363) |
| 租賃土地攤銷減少(會計準則17) | — | — | — | — | — | — | — | 4,830 | 4,830 |
| 增加撥備(會計準則16、37及香港(國際財務報告解釋委員會)— 詮釋1) | — | — | — | — | — | — | — | (20,199) | (20,199) |
| 於二零零四年一月一日，經重列 | 544,000 | 4,395 | 70 | — | — | — | (76) | 697,249 | 1,245,638 |
| 滙兌差額 | — | — | — | — | — | — | 1,210 | — | 1,210 |
| 認股權獲行使時發行股份 | 11,147 | — | — | — | — | — | — | — | 11,147 |
| 發行股份作為以股代息 | (1,060) | — | — | — | — | — | — | — | (1,060) |
| 以股代息產生之儲備 | — | — | — | — | — | — | — | 8,318 | 8,318 |
| 本年度溢利 | — | — | — | — | — | — | — | 55,886 | 55,886 |
| 二零零三年末期股息 | — | — | — | — | — | — | — | (12,690) | (12,690) |
| 二零零四年中期股息 | — | — | — | — | — | — | — | (12,833) | (12,833) |
| 於二零零四年十二月三十一日 | 554,087 | 4,395 | 70 | — | — | — | 1,134 | 735,930 | 1,295,616 |

## 30. 儲備（續）

**公司**

| | 股份溢價<br>*港幣千元* | 資本儲備<br>*港幣千元* | 股本<br>贖回儲備<br>*港幣千元* | 認股權儲備<br>*港幣千元* | 盈餘儲備<br>*港幣千元* | 總計<br>*港幣千元* |
|---|---|---|---|---|---|---|
| 於二零零四年十二月三十一日 | 554,087 | 235,239 | 70 | — | 492,776 | 1,282,172 |
| 發行新股換取現金 | 1,122,971 | — | — | — | — | 1,122,971 |
| 收購附屬公司發行股份 | 9,754,755 | — | — | — | — | 9,754,755 |
| 認股權獲行使時發行股份 | 3,191 | — | — | — | — | 3,191 |
| 認股權公平值 | — | — | — | 35,561 | — | 35,561 |
| 本年度虧損 | — | — | — | — | (147,264) | (147,264) |
| 二零零四年末期股息 | — | — | — | — | (12,972) | (12,972) |
| **二零零五年十二月三十一日** | **11,435,004** | **235,239** | **70** | **35,561** | **332,540** | **12,038,414** |
| 於二零零三年十二月三十一日 | 544,000 | 235,239 | 70 | — | 478,408 | 1,257,717 |
| 認股權獲行使時發行股份 | 11,147 | — | — | — | — | 11,147 |
| 發行股份作為以股代息 | (1,060) | — | — | — | — | (1,060) |
| 以股代息產生之儲備 | — | — | — | — | 8,318 | 8,318 |
| 本年度溢利 | — | — | — | — | 31,573 | 31,573 |
| 二零零三年末期股息 | — | — | — | — | (12,690) | (12,690) |
| 二零零四年中期股息 | — | — | — | — | (12,833) | (12,833) |
| 二零零四年十二月三十一日 | 554,087 | 235,239 | 70 | — | 492,776 | 1,282,172 |

本公司可供分配予股東之儲備為港幣332,540,000元（二零零四年：港幣492,776,000元）。

## 31. 借貸

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* |
| 銀行借款 | | | | |
| 有抵押 | **232,400** | — | **157,400** | — |
| 無抵押 | **244,000** | 321,580 | **194,000** | 321,580 |
| | **476,400** | 321,580 | **351,400** | 321,580 |
| 其他借貸 | | | | |
| 短期定息票據(附註a) | **2,584,188** | — | **2,584,188** | — |
| 長期有擔保票據(附註b) | **4,526,265** | — | — | — |
| 銀行借款及其他借款 | **7,586,853** | 321,580 | **2,935,588** | 321,580 |
| 融資租賃承擔(附註c) | **308** | — | — | — |
| 借貸總額 | **7,587,161** | 321,580 | **2,935,588** | 321,580 |
| 列為流動負債之現期部分 | **(2,943,806)** | (10,000) | **(2,818,588)** | (10,000) |
| | **4,643,355** | 311,580 | **117,000** | 311,580 |

(a) 二零零五年七月二十二日，本公司發行金額為港幣2,544,240,000元附有不同利率之定息票據，作為收購銀河事項之部分代價。定息票據將於二零零六年八月二十一日到期償還。於二零零六年一月十四日，港幣2,371,805,000元定息票據之持有人已同意修訂條款，將票據到期日由二零零六年八月二十一日延至二零零八年九月三十日，並將利率改為固定利率每年6%。

(b) 於二零零五年十二月十四日，本集團透過其附屬公司 Galaxy Entertainment Finance Company Limited 發行總本金額為600,000,000美元的定息及浮息擔保優先票據(「擔保票據」)。面值350,000,000美元之定息擔保優先票據之年利率為9.875厘，須於二零一二年十二月十五日全數償還。面值250,000,000美元之浮息擔保優先票據按六個月倫敦銀行同業拆息加5厘計息，須於二零一零年十二月十五日全數償還。擔保票據於新加坡證券交易所有限公司上市。

票據所得款項限於用作償還特定銀行貸款、應付票據的利息付款、在建資產之興建及發展以及一般公司用途(附註27)。

31. 借貸(續)

(c) **融資租賃承擔：**

融資租賃承擔須於下列年度支付：

| | 最低付款 | | 現值 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* |
| 一年內 | **279** | — | **218** | — |
| 第二年 | **114** | — | **90** | — |
| | **393** | — | **308** | — |

(d) **借貸到期日：**

| | 集團 | | | | | |
|---|---|---|---|---|---|---|
| | 銀行借款 | | 定息票據 | | 擔保票據 | |
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* |
| 一年內 | **359,400** | 10,000 | **2,584,188** | — | **—** | — |
| 第一至第二年 | **117,000** | 40,000 | **—** | — | **—** | — |
| 第二至第五年 | **—** | 271,580 | **—** | — | **1,885,944** | — |
| 五年以上 | **—** | — | **—** | — | **2,640,321** | — |
| | **476,400** | 321,580 | **2,584,188** | — | **4,526,265** | — |

| | 公司 | | | |
|---|---|---|---|---|
| | 銀行借款 | | 定息票據 | |
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* | ***港幣千元*** | *港幣千元* |
| 一年內 | **234,400** | 10,000 | **2,584,188** | — |
| 第一至第二年 | **117,000** | 40,000 | **—** | — |
| 第二至第五年 | **—** | 271,580 | **—** | — |
| | **351,400** | 321,580 | **2,584,188** | — |

## 31. 借貸（續）

**(e) 實際利率：**

| | 二零零五年 | | 二零零四年 | |
|---|---|---|---|---|
| | *港幣* | *美元* | *港幣* | *美元* |
| 銀行借款 | **4.7%** | — | 0.6% | — |
| 定息票據 | **6.9%** | — | — | — |
| 擔保票據 | — | **10.5%** | — | — |

**(f)** 銀行借款及其他借款之賬面值與其公平值相若，乃以下列貨幣為單位：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零五年 | 二零零四年 | 二零零五年 | 二零零四年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 港幣 | **3,060,588** | 321,580 | **2,935,588** | 321,580 |
| 美元 | **4,526,573** | — | — | — |
| | **7,587,161** | 321,580 | **2,935,588** | 321,580 |

## 32. 遞延稅項負債

| | 集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | *港幣千元* | *港幣千元* |
| 於年初 | **13,884** | 13,884 |
| 收購附屬公司 *（附註38a）* | **1,764,647** | — |
| **於年末** | **1,778,531** | 13,884 |

當有法定權利可將現有稅項資產與現有稅項負債抵銷而遞延稅項涉及同一機關，則可將遞延稅項資產與負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

## 32. 遞延稅項負債(續)

遞延稅項乃根據負債法採用集團營運國家之適用稅率就暫時差異全數計算。遞延稅項負債／(資產)之變動如下：

| | 稅項折舊 | 稅項虧損 | 公平值調整 | 其他 | 總計 |
|---|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 於二零零三年十二月三十一日 | 44,130 | (29,426) | — | (820) | 13,884 |
| 在損益表(計入)／扣除 | (4,667) | 3,847 | — | 820 | — |
| 於二零零四年十二月三十一日 | 39,463 | (25,579) | — | — | 13,884 |
| 收購附屬公司(附註38a) | — | — | 1,764,647 | — | 1,764,647 |
| 在損益表(計入)／扣除 | (5,317) | 5,317 | — | — | |
| **於二零零五年十二月三十一日** | **34,146** | **(20,262)** | **1,764,647** | — | **1,778,531** |

未用稅項虧損及其他暫時差異合共港幣189,952,000元(二零零四年：港幣165,108,000元)產生之遞延稅項資產港幣37,993,000元(二零零四年：港幣32,252,000元)並無在賬目中確認。未用稅項虧損港幣133,106,000元(二零零四年：港幣121,008,000元)並無到期日，而其餘將於二零一一年或以前之多個日期到期。

## 33. 撥備

| | 集團 | | |
|---|---|---|---|
| | 環境復原 | 採礦權利 | 總計 |
| | *港幣千元* | *港幣千元* | *港幣千元* |
| 於二零零三年十二月三十一日，經重列 | 145,894 | 54,880 | 200,774 |
| 在損益表扣除 | 11,580 | 12,820 | 24,400 |
| 本年度使用 | (18,502) | (8,710) | (27,212) |
| 於二零零四年十二月三十一日，經重列 | 138,972 | 58,990 | 197,962 |
| 在損益表扣除 | 1,650 | 12,820 | 14,470 |
| 本年度使用 | (18,552) | (8,720) | (27,272) |
| **於二零零五年十二月三十一日** | **122,070** | **63,090** | **185,160** |

現期部分撥備金額港幣40,800,000元(二零零四年：港幣17,089,000元)計入其他應付賬款。

## 34. 應付賬款及應計費用

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | 二零零五年 | 二零零四年 | 二零零五年 | 二零零四年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 貿易應付賬款 *(附註a)* | **423,667** | 193,859 | — | — |
| 其他應付賬款 | **348,778** | 55,773 | **12,500** | — |
| 已發出籌碼 | **345,924** | — | — | — |
| 應付共同控制實體款項 *(附註b)* | **14,397** | — | — | — |
| 少數股東貸款 *(附註b)* | **94,288** | 103,334 | — | — |
| 營運應計費用 | **219,671** | 74,174 | **18,161** | 2,189 |
| 已收按金 | **5,322** | 5,285 | — | — |
| | **1,452,047** | 432,425 | **30,661** | 2,189 |

(a) 本集團之貿易應付賬款賬齡依發票日期分析如下：

| | 二零零五年 | 二零零四年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 一個月內 | **275,848** | 80,834 |
| 二至三個月 | **49,207** | 62,659 |
| 四至六個月 | **41,135** | 26,502 |
| 六個月以上 | **57,477** | 23,864 |
| | **423,667** | 193,859 |

本集團之貿易應付賬款之賬面值以下列貨幣為單位：

| | 二零零五年 | 二零零四年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 港幣 | **19,032** | 18,778 |
| 澳門幣 | **227,898** | — |
| 人民幣 | **176,737** | 175,081 |
| | **423,667** | 193,859 |

(b) 應付共同控制實體款項及少數股東貸款為無抵押、免息及無固定還款期。

## 35. 綜合現金流量表附註

### (a) 經營溢利與來自經營業務之現金對賬表

| | 二零零五年<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| 經營溢利 | **2,590,090** | 56,149 |
| 收購淨資產公平值超出收購附屬公司成本之款項 | **(3,039,019)** | — |
| 折舊 | **77,622** | 70,825 |
| 投資物業公平值變動 | **2,500** | (22,230) |
| 出售物業、機器及設備虧損 | **107** | 1,109 |
| 出售上市投資虧損 | **—** | 2,893 |
| 出售可供出售金融資產收益 | **(36,554)** | — |
| 上市投資公平值變動 | **(6,522)** | — |
| 衍生金融工具公平值變動 | **(2,074)** | — |
| 可供出售金融資產減值 | **1,505** | 2,880 |
| 物業、機器及設備減值 | **13,070** | — |
| 上市投資未實現虧損 | **—** | 933 |
| 利息收入 | **(23,492)** | (8,217) |
| 非上市投資股息收入 | **(12,721)** | — |
| 攤銷遞延支出 | **33,217** | 18,180 |
| 攤銷無形資產 | **418,844** | — |
| 攤銷負商譽 | **—** | (632) |
| 攤銷租賃土地及土地使用權 | **6,385** | 6,305 |
| 授予認股權公平值 | **37,561** | — |
| 營運資本變動前之經營溢利 | **60,519** | 128,195 |
| 存貨減少／(增加) | **9,781** | (24,459) |
| 應收賬款及預付款增加 | **(104,413)** | (135,294) |
| 應付賬款，應計費用及撥備增加 | **20,852** | 52,787 |
| (用於)／來自經營業務之現金 | **(13,261)** | 21,229 |

## 35. 綜合現金流量表附註(續)

### (b) 融資變動分析

| | 股本及股份溢價<br>*港幣千元* | 借款<br>*港幣千元* | 少數股東權益<br>*港幣千元* | 少數股東貸款<br>*港幣千元* | 總計<br>*港幣千元* |
|---|---|---|---|---|---|
| 二零零四年十二月三十一日 | 683,735 | 321,580 | 39,025 | 103,334 | 1,147,674 |
| 滙率變動 | — | — | 1,259 | — | 1,259 |
| 本年度少數股東應佔溢利 | — | — | 1,436 | — | 1,436 |
| 收購附屬公司 | 9,938,807 | 2,861,633 | 450,190 | — | 13,250,630 |
| 實際利益 | — | 40,835 | — | — | 40,835 |
| 融資之現金流入/(流出) | 1,141,520 | 4,363,113 | — | (9,046) | 5,495,587 |
| **二零零五年十二月三十一日** | **11,764,062** | **7,587,161** | **491,910** | **94,288** | **19,937,421** |
| 二零零三年十二月三十一日,經重列 | 669,893 | 300,800 | 32,970 | 103,334 | 1,106,997 |
| 滙率變動 | — | — | 305 | — | 305 |
| 少數股東應佔溢利 | — | — | 6,601 | — | 6,601 |
| 融資之現金流入/(流出) | 13,842 | 20,780 | (851) | — | 33,771 |
| 二零零四年十二月三十一日 | 683,735 | 321,580 | 39,025 | 103,334 | 1,147,674 |

### (c) 企業合併相關現金流出分析

| | **二零零五年**<br>*港幣千元* | 二零零四年<br>*港幣千元* |
|---|---|---|
| 以現金償付之收購代價 | | |
| 銀河 *(附註38a)* | **(1,155,543)** | — |
| 澳門之混凝土公司 *(附註38b)* | **(24,394)** | — |
| 所收購附屬公司之現金及現金等價物 *(附註38a)* | **1,082,563** | — |
| 收購時之現金流出淨額 | **(97,374)** | — |

## 36. 資本承擔

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 已簽約但未撥備 | **740,444** | 75,198 |
| 已批准但未簽約 | **2,741,982** | — |

根據批給協議，本集團須於二零零九年或之前，對多個於澳門之發展項目投資最少港幣43億元，其中港幣16億元已經動用。

## 37. 經營租賃承擔

根據不可撤銷之土地及樓宇及設備經營租賃而於未來之最低租賃支出總額如下：

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 第一年 | **16,921** | 7,497 |
| 第二至第五年 | **46,311** | 24,843 |
| 五年以上 | **115,978** | 22,696 |
| | **179,210** | 55,036 |

## 38. 企業合併

### (a) 收購銀河

| | 港幣千元 |
|---|---|
| 收購代價 | |
| 發行新股 *(附註28c)* | 14,724,158 |
| 發行定息票據 *(附註31a)* | 2,544,240 |
| 現金 | 1,136,800 |
| | 18,405,198 |
| 發行股份市價差額 | (4,785,351) |
| 代價公平值 | 13,619,847 |
| 以現金支付之收購事項相關直接費用 | 18,743 |
| 總收購成本 | 13,638,590 |
| 收購淨資產公平值，詳情見下文 | 16,677,609 |
| 收購淨資產公平值超出收購附屬公司成本之款項 | 3,039,019 |

於二零零五年七月二十二日，本集團完成收購銀河，部分代價是透過本公司按每股發行價港幣8.00元配發及發行1,840,519,798股每股面值港幣0.10元之新股償付。財務準則3「企業合併」規定就會計而言，股份代價之公平值須按收購事項所屬淨資產之控制權生效當日釐定。於收購完成日期，本公司股份之市場中位價格為港幣5.40元。故此，就此而言，代價股份之公平值為港幣9,938,807,000元。

## 38. 企業合併（續）

### (a) 收購銀河（續）

自收購日期起，被收購業務之收益及純利貢獻分別為港幣66,213,000元及港幣2,612,244,000元。倘收購已於二零零五年一月一日發生，被收購業務之收益及純利貢獻分別為港幣162,540,000元及港幣2,626,460,000元。

收購產生之資產及負債如下：

| | 被收購方之賬面值 港幣千元 | 公平值 港幣千元 |
|---|---|---|
| 物業、機器及設備 | 377,073 | 377,073 |
| 無形資產 | 1,620 | 16,888,949 |
| 租賃土地及土地使用權 | 232,450 | 1,395,781 |
| 其他非流動資產 | 255,621 | 255,621 |
| 存貨 | 3,577 | 3,577 |
| 應收賬款及預付款 | 84,145 | 84,145 |
| 現金及銀行結餘 | 1,082,563 | 1,082,563 |
| 借款 | (317,393) | (317,393) |
| 應付賬款及應計費用 | (877,900) | (877,900) |
| 遞延稅項負債 | — | (1,764,647) |
| 淨資產 | 841,756 | 17,127,769 |
| 少數股東權益 | | (450,160) |
| 被收購淨資產 | | 16,677,609 |

### (b) 收購澳門一間混凝土公司

| | 港幣千元 |
|---|---|
| 以現金支付之收購代價 | 24,394 |
| 被收購淨資產之公平值，詳情見下文 | (135) |
| 商譽 | 24,259 |

於二零零五年五月，本集團收購一間在澳門從事建築材料業務之附屬公司之51%權益。於二零零五年八月，本集團進一步收購該附屬公司之31%權益。

自收購此附屬公司日期起，此附屬公司對本集團本年度之收益及溢利的貢獻並不顯著。倘收購事項於二零零五年一月一日發生，本集團本年度來自此項收購的收益及溢利的影響亦不顯著。

## 38. 企業合併(續)

### (b) 收購澳門一間混凝土公司(續)

收購產生之資產及負債如下：

| | 被收購方之賬面值 | 公平值 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 物業、機器及設備 | **165** | **165** |
| 少數股東權益 | | **(30)** |
| 被收購淨資產 | | **135** |

## 39. 經營租賃收入

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃收入總額如下：

| | 集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | ***港幣千元*** | *港幣千元* |
| 第一年 | **13,524** | 13,444 |
| 第二至第五年 | **43,584** | 47,952 |
| 五年以上 | **10,504** | 20,525 |
| | **67,612** | 81,921 |

## 40. 有關連人士交易

在集團正常業務範圍內進行之重大有關連人士交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣18,230,000元(二零零四年：港幣18,640,000元)，而出售預製混凝土及水泥予共同控制實體合計為港幣62,600,000元(二零零四年：無)。有關交易是按不低於向集團其他第三方顧客所訂立之價格及條款進行。

(b) 於二零零四年，本集團收取墊款予一同系附屬公司之利息收入為港幣579,000元。

(c) 根據與聯營公司之租務協議條款收取租金為港幣9,603,000元(二零零四年：港幣9,737,000元)。

(d) 根據各方協定之定息票據條款，發行予 City Lion Profits Corp. 及 Recurrent Profits Limited 之定息票據之融資成本分別為港幣17,605,000元(二零零四年：無)及港幣386,000元(二零零四年：無)。City Lion Profits Corp. 是由呂志和博士以創立人身份成立的一項全權信託全資擁有，呂志和博士、呂耀東先生及鄧呂慧瑜女士為該全權信託之直接或間接可能受益人；及 Recurrent Profits Limited 由呂耀東先生全資擁有。

## 40. 有關連人士交易(續)

(e) 租賃費用港幣1,172,000元(二零零四年:無)乃支付予本公司主要股東 K. Wah International Holdings Limited (嘉華國際集團有限公司)之一間附屬公司,條款以各方於租賃協議內所定者為準。

(f) 主要管理人員包括主席、副主席、董事總經理、副董事總經理及其他執行董事。主要管理人員之總薪酬載列如下:

| | **二零零五年**<br>***港幣千元*** | 二零零四年<br>*港幣千元* |
|---|---|---|
| 袍金 | **434** | 200 |
| 薪金及其他酬金 | **6,059** | 5,655 |
| 酌情花紅 | **781** | — |
| 退休福利 | **439** | 408 |
| 認股權 | **14,696** | 181 |
| | **22,409** | 6,444 |

## 41. 或然負債

本公司已就若干附屬公司取得之信貸額港幣262,440,000元(二零零四年:港幣289,804,000元)向銀行出具擔保,已動用之信貸額為港幣123,868,000元(二零零四年:港幣104,792,000元)。

## 42. 財務報表批核

財務報表已於二零零六年四月十一日獲董事會批准。

## 43. 主要附屬公司、共同控制實體及聯營公司

### (a) 附屬公司

| 公司名稱 | 主要經營地區 | 已發行股本 普通股股數 | 無投票權遞延股股數 | 每股面值 港幣 | 集團持有股權百分比 | 主要業務 |
|---|---|---|---|---|---|---|
| **在香港註冊成立** | | | | | | |
| 百利昌有限公司 | 香港 | 3,000,000 | — | 1 | 99.93 | 銷售及分銷混凝土管筒 |
| 輝亨有限公司 | 香港 | 2 | — | 1 | 100 | 提供財務服務 |
| Chelsfield Limited | 香港 | 2,111,192 | — | 10 | 100 | 投資控股 |
| Construction Materials Limited | 香港 | 30,000 | — | 10 | 100 | 經銷石料 |
| Doran (Hong Kong) Limited | 香港 | 1,000 | — | 10 | 100 | 銷售及分銷混凝土管筒 |
| 銀河娛樂企業管理有限公司 | 香港 | 1 | — | 1 | 100 | 提供管理服務 |
| 嘉華混凝土有限公司 | 香港 | 2 | 1,000 | 100 | 100 | 製造、銷售及分銷預拌混凝土 |
| 嘉華建材(香港)有限公司 | 香港 | 2 | 2 | 10 | 100 | 提供管理服務 |
| 嘉華建築材料有限公司 | 香港 | 2 | 1,000 | 100 | 100 | 製造、銷售及分銷混凝土產品 |
| 嘉華材料有限公司 | 香港 | 28,080,002 | — | 1 | 100 | 貿易 |
| 嘉華石礦有限公司 | 香港 | 2 | 100,000 | 100 | 100 | 經銷石料 |
| 嘉華石業(珠海)有限公司 | 珠海 | 2 | 1,000 | 10 | 100 | 石礦採石 |
| 嘉華拓展有限公司 | 香港 | 2 | 2 | 10 | 100 | 貿易 |
| 嘉安石礦有限公司 | 香港 | 9,000,000 | — | 1 | 63.5 | 石礦採石 |
| 禮榮有限公司 | 香港 | 2 | 2 | 1 | 100 | 物業投資 |
| 滙達通有限公司 | 香港 | 2 | — | 1 | 100 | 投資控股 |
| 貴通有限公司 | 香港 | 2 | — | 1 | 100 | 設備租賃 |
| 彩城有限公司 | 香港 | 2 | — | 1 | 100 | 投資控股 |
| 彩誌有限公司 | 香港 | 100 | — | 1 | 95 | 投資控股 |
| 彩域有限公司 | 香港 | 2 | — | 1 | 100 | 投資控股 |
| 星圍有限公司 | 香港 | 2 | — | 1 | 100 | 投資控股 |

## 43. 主要附屬公司、共同控制實體及聯營公司(續)

### (a) 附屬公司(續)

| 公司名稱 | 主要經營地區 | 註冊資本 | 集團持有股權百分比 | 主要業務 |
|---|---|---|---|---|
| **在中國內地註冊成立** | | | | |
| ***外商獨資企業*** | | | | |
| 多倫建築制品(深圳)有限公司 | 深圳 | 港幣10,000,000 | 100 | 製造、銷售及分銷混凝土管筒 |
| 嘉華建築制品(深圳)有限公司 | 深圳 | 美元1,290,000 | 100 | 製造、銷售及分銷混凝土管筒 |
| 嘉華諮詢(廣州)有限公司 | 廣州 | 港幣1,560,000 | 100 | 提供管理服務 |
| 嘉華諮詢(上海)有限公司 | 上海 | 美元350,000 | 100 | 提供管理服務 |
| 嘉華石礦(湖州)有限公司 | 湖州 | 美元4,250,000 | 100 | 石礦採石 |
| 上海嘉申混凝土有限公司 | 上海 | 人民幣20,000,000 | 100 | 製造、銷售及分銷預拌混凝土 |
| 上海嘉華青松混凝土有限公司 | 上 海 | 美元2,420,000 | 100 | 製造、銷售及分銷預拌混凝土 |
| 深圳嘉華混凝土管樁有限公司 | 深圳 | 美元2,100,000 | 100 | 製造、銷售及分銷混凝土管樁 |
| ***合作經營企業*** | | | | |
| 北京嘉華高強混凝土有限公司 | 北京 | 美元2,450,000 | 100 | 製造、銷售及分銷預拌混凝土 |
| 惠東嘉華材料有限公司 | 惠東 | 美元2,800,000 | 100 | 石礦採石 |
| 南京嘉華混凝土有限公司 | 南京 | 美元1,330,000 | 100 | 製造、銷售及分銷預拌混凝土 |
| 上海北蔡混凝土有限公司 | 上海 | 人民幣31,500,000 | 100 | 製造、銷售及分銷預拌混凝土 |
| 上海嘉建混凝土有限公司 | 上海 | 人民幣17,400,000 | 60 | 製造、銷售及分銷預拌混凝土 |
| 上海嘉華混凝土有限公司 | 上海 | 人民幣10,000,000 | 100 | 製造、銷售及分銷預拌混凝土及提供品質保證服務 |
| 上海嘉華管樁有限公司 | 上海 | 美元2,500,000 | 100 | 製造、銷售及分銷混凝土管樁 |
| ***合資經營企業*** | | | | |
| 上海港滙混凝土有限公司 | 上海 | 美元4,000,000 | 60 | 製造、銷售及分銷預拌混凝土 |
| 上海嘉富混凝土有限公司 | 上海 | 美元1,400,000 | 55 | 製造、銷售及分銷預拌混凝土 |
| 上海信財混凝土有限公司 | 上海 | 美元2,100,000 | 99 | 製造、銷售及分銷預拌混凝土 |

## 43. 主要附屬公司、共同控制實體及聯營公司(續)

### (a) 附屬公司(續)

| 公司名稱 | 主要經營地區 | 已發行股本 普通股股數 | 每股面值 | 集團持有股權百分比 | 主要業務 |
|---|---|---|---|---|---|
| **在英屬處女群島註冊成立** | | | | | |
| Canton Treasure Group Ltd. | 澳門 | 10 | 1美元 | 100* | 投資控股 |
| Eternal Profits International Limited | 香港 | 10 | 1美元 | 100 | 物業投資 |
| Galaxy Entertainment Finance Company Limited | 澳門 | 10 | 1美元 | 100 | 財務融資 |
| K. Wah Construction Materials Limited (前稱 Fairlight Investments Limited) | 香港 | 10 | 1美元 | 100* | 投資控股 |
| High Regard Investments Limited | 香港 | 10 | 1美元 | 100 | 投資控股 |
| Latent Developments Limited | 香港 | 10 | 1美元 | 100 | 投資控股 |
| Profit Access Investments Limited | 香港 | 10 | 1美元 | 100 | 投資控股 |
| Prosperous Fields Limited | 香港 | 10 | 1美元 | 100 | 投資控股 |
| Taksin Profits Limited | 香港 | 17 | 1美元 | 100 | 投資控股 |
| Woodland Assets Limited | 香港 | 10 | 1美元 | 100 | 投資控股 |
| **在澳門註冊成立** | | | | | |
| 銀河娛樂場股份有限公司 | 澳門 | 951,900 | 澳門幣100,000 | 88.1 | 娛樂幸運博彩 |
| Majesty (International) Hotel Investment Company Limited | 澳門 | 不適用 | 不適用 | 88.1 | 物業控股 |
| 嘉華(澳門離岸商業服務)有限公司 | 澳門 | 1 | 澳門幣10,000 | 100 | 貿易 |
| Wise Concrete Limited | 澳門 | 25,000 | 澳門幣25,000 | 75 | 貿易 |

* 本公司直接全資擁有

## 43. 主要附屬公司、共同控制實體及聯營公司(續)

### (b) 共同控制實體

| 公司名稱 | 主要經營地區 | 註冊資本 | 集團持有股權百分比 | 主要業務 |
|---|---|---|---|---|
| **在中國內地註冊成立** | | | | |
| 安徽馬鋼嘉華新型建材有限公司 | 馬鞍山 | 美元4,290,000 | 30 | 製造、銷售及分銷礦渣 |
| 北京首鋼嘉華建材有限公司 | 北京 | 人民幣50,000,000 | 40 | 製造、銷售及分銷礦渣 |
| 廣州市嘉華南方水泥有限公司 | 廣州 | 人民幣100,000,000 | 50 | 製造、銷售及分銷水泥 |
| 上海寶嘉混凝土有限公司 | 上海 | 美元4,000,000 | 50 | 製造、銷售及分銷預拌混凝土 |
| 馬鞍山馬鋼嘉華商品混凝土有限公司 | 馬鞍山 | 美元2,450,000 | 30 | 製造、銷售及分銷預拌混凝土 |
| 雲南昆鋼嘉華水泥建材有限公司 | 昆明 | 人民幣660,000,000 | 31 | 製造、銷售及分銷水泥及礦渣 |
| 廣東韶鋼嘉羊新型材料有限公司 | 韶關 | 美元6,000,000 | 35 | 製造、銷售及分銷礦渣 |

### (c) 聯營公司

| 公司名稱 | 主要經營地區 | 已發行普通股股數 | 每股面值<br>*港幣* | 集團持有股權百分比 | 主要業務 |
|---|---|---|---|---|---|
| **在香港註冊成立** | | | | | |
| 泰瑪士柏油香港有限公司 | 香港 | 1,100,000 | 10 | 20 | 製造、銷售及分銷與鋪蓋瀝青 |